Form 10-K405, Exhibit 13
period 1995-12-31
LINDBERG CORP /DE/
filed 1996-03-28
CIK 59593

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS


OF FINANCIAL CONDITION:
During 1995, the Company's level of total borrowings increased by $900,000 to $19.1 million at year-end from $18.2 million at December 31, 1994. Despite this increase, the balance sheet improved modestly in terms of leverage as its ratio of debt to total capitalization was 39.6% at December 31, 1995 as compared to 42.5% at the close of December 1994.
     Capital expenditures, which increased from $3.1 million in 1993 to $6.2 million in 1994, continued to be a primary use of operating funds in 1995. For the year, $6.7 million was spent for fixed assets, a 7.4% increase from the prior year figure.
     Investments were made throughout the Company to accommodate continued sales expansion. As in 1994, a significant share of the capital spending related to SP 2000 projects - about 13% of the total figure. In addition, Impact Industries, Inc.(Impact) accounted for another 32% as funds were committed at that facility to meet a shifting customer/product mix along with overall sales growth.
     An increase in working capital of $3.2 million at year-end 1995 (excluding the change in current maturities on long-term debt) also accounted for a use of cash. This primarily related to a lower level of accounts payable at year-end due in part to the timing of capital spending. Accounts receivable and inventories were increased from December 31, 1994, but were consistent with higher sales activity in the latter part in 1995.
     Funds generated through operations largely accommodated the above cash requirements, in combination with the $900,000 increase in borrowings. Additionally, collections of notes receivable in 1995 also provided cash during the year. These collections included $400,000 related to the 1993 sale of the Company's operation in Georgia and $270,000 from Alum-A-Therm Heat Treating Company - a partnership formed in 1994 of which the Company is a 50% partner.
     In December 1994, the Company experienced a fire at its Solon, Ohio heat treating facility. During 1995, the Company funded the costs associated with cleaning up and restoring the facility and equipment and, relatedly, the purchase of a major new furnace to replace one destroyed in the fire. This funding took place largely during the first three quarters of the year, and in December, the Company received full cash reimbursement for these contributions in an insurance claim settlement. These insurance proceeds were then used to reduce debt levels.
     On October 25, 1995, the Board of Directors declared a cash dividend of $.07 on each share of the Company's common stock. This dividend increased by $.01, or 16.7%, the dividend paid in the previous quarter. At that rate, this will increase total dividend payments by approximately $190,000 per year from $1,130,000 to $1,320,000.
     On November 2, 1995, the Company refinanced a portion of its debt. Ten million dollars of senior notes were issued, the proceeds of which were used to retire the outstanding balance of the Company's term loan and a portion of the outstanding balance on its revolving credit facility. The notes bear interest at 7.16% and have a seven-year final maturity. Equal annual principal payments on the notes commence on the third anniversary of closing and continue on each anniversary date through the life of the notes. The Company at the time retained $20 million of credit through its revolving credit facility and as of December 31, 1995, had $11.1 million of unused credit. Effective February 20, 1996, the Company expanded the revolving credit facility to $25 million from $20 million.
     During 1995 the Company made cash outlays related to certain environmental related matters. These largely included costs for consulting/engineering, legal support and, in certain cases, site remediation. The Company believes that these outlays had, and in subsequent years will have, a limited effect on its financial position and liquidity.
     The Company completed its restructuring activities in 1995. These activities did not have a material effect on cash during the year.
     As of year-end 1995, and at present, the Company believes that its increased borrowing capacity and funds generated through operations will be sufficient to meet currently foreseen capital investment and working capital needs both in 1996 and in the longer-term.

OF RESULTS OF OPERATIONS:  1995 VERSUS 1994
Net sales for the Company increased 22% in 1995 to $122.0 million from $99.9 million in 1994. Impact, which provided sales for only eight months in 1994 subsequent to its acquisition on April 29, 1994, accounted for about $13 million of the overall Company sales gain. Nearly all Lindberg operations experienced revenue improvement in 1995.
     The Heat Treating Services segment recorded a 13% sales increase for the year while the Precision Products segment, excluding the effect of Impact, registered a 10% advance. Sales during the year were particularly robust in the first quarter, then generally softened through the remaining three quarters. This reflected primarily a slowdown in the rates of order activity with automotive and consumer products related customers.
     Inclusion of Impact for the full year raised the over-all level of business with automotive markets for the Company to an estimated 35% from 30% in 1994. Additionally, a significant increase in work in 1995 from one of Impact's major customers, a producer of automotive electronic components, raised the amount of business for that firm to about 20% of total Precision Products segment revenues.

     For 1995, the Company's gross profit margin percentage declined to 20.9% from 21.3% in 1994. Contributing factors in the lower overall margins were the inclusion of Impact (which operates at a lower margin) for the full year in 1995, reduced productivity within certain Precision Products operations early in the year resulting from efforts to keep up with a high level of customer demand, and a poor third quarter at Impact related to establishing production lines for the new work mentioned earlier.
     For the year, however, operating margins improved to 8.6% in 1995 from 8.1% in the prior year as selling and administrative expenses were lowered in relation to sales. While this category of expense grew 13% in 1995, inclusion of Impact for the full year accounted for about 40% of the increase.
     Interest expense increased to $1.7 million in 1995 from $891,000 in 1994. This reflected primarily a full year of borrowings related to the acquisition of Impact, use of cash during the year to fund restoration efforts concerning the aforementioned fire in Ohio and a higher interest rate environment for much of the year. As the Company has fixed the rates on the senior notes issued in November 1995, which presently represent about half its borrowings, it will be somewhat less subject to the effects of interest rate fluctuation in the future.
     Related to the fire in Ohio, complete destruction of one major piece of equipment and subsequent capitalization of a new furnace resulted in an involuntary conversion gain from that asset. This accounting gain of $615,000 was reported as Other Income in the fourth quarter of 1995.
     Reflecting the above, the Company's net income rose to $5.6 million, or $1.18 per share in 1995, from $4.4 million, or $.92 per share in 1994.
     Although the Company cannot accurately determine the exact effect of inflation on its operations, it does not believe inflation had a material effect during either year on sales or results of operations.

OF RESULTS OF OPERATIONS:  1994 VERSUS 1993
Net sales for the Company increased $30.3 million, or 43%, to $99.9 million in 1994 from $69.6 million in 1993. Approximately $22 million of the increase related to Impact since its acquisition. The remaining increase was related to traditional Lindberg operations, representing a 12% increase in comparison to the prior year. Sales for the Heat Treating Services business segment, adjusting for operations sold or closed in 1993, rose 11% in 1994 while sales in the Precision Products segment - excluding Impact - increased by 34% in comparison to 1993.
     At nearly all Lindberg facilities in 1994, sales gains were recorded relative to 1993. The sales strengthening which had begun to develop in the latter part of 1993 accelerated into 1994 and continued for the full year. Fourth quarter 1994 sales were ahead of the fourth quarter sales in the prior year by 11%, adjusting for the effect of Impact. The Company anticipated that the rate of the new orders experienced throughout 1994 would continue into 1995, with longer term effects contingent on the duration of the positive cycle in the U.S. economy at the close of 1994.
     The acquisition of Impact resulted in a shift in the percentage of the Company's sales to manufactured products from heat treating services - about 40% for 1994 from 20% in 1993 - and also in a higher concentration of revenue from automotive related markets. Estimated historically at about 20%, the percentage of sales from the automotive customer base increased to just over 30% for 1994 as a result of the Impact acquisition. The shift in sales mix to automotive related and other industrial oriented markets in the midwest, which were strong in 1994, was a prime contributor to the overall sales gains during the year.
     The Company's earnings from operations increased $4.1 million to $8.1 million, or 8.1% of sales, from $4.0 million, or 5.8% of sales, in 1993. The prior year figure excludes a restructuring charge of $8.3 million recorded in that year. The improved operating earnings and margin percentage on a year-to-year basis resulted mainly from the favorable effect of operating leverage experienced as revenues expanded during 1994. Additionally, the Company realized a full year of financial benefits related to the closure or sale of facilities in 1993 which had lower than acceptable profitability levels.
     The Company continued with its ongoing efforts to enhance the productivity of its operations and to limit the growth in selling and administrative expenses to only the most essential areas. For the year, productivity improvements were limited as many of the Company's plants focused available resources on effectively accommodating increased customer requirements.
     Selling and administrative expenses increased $2.1 million, or 19%, to $13.2 million in 1994 from $11.1 million in the prior year. More than 60% of the increase related to Impact. Total selling and administrative expenses fell to 13% of sales in 1994 from 16% in 1993.
     Interest expense rose $482,000 to $891,000 in 1994 from $409,000 in the prior year. This increase was due to a higher level of borrowings and, in the latter half of the year, rising interest rates. For 1994, the average annual interest rate on borrowings was 6.0% as compared to 4.3% for 1993.
     The Company's net income increased $5.7 million to $4.4 million, or $.92 per share, in 1994 from a net loss of $1.3 million, or $.28 loss per share, in 1993. The 1993 period included the previously mentioned restructuring charge and a onetime gain of $1.5 million related to the adoption of SFAS 109 on accounting for income taxes - both recorded in the first quarter of that year.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS

For the Years Ended December 31, 1995, 1994 and 1993               1995         1994          1993
--------------------------------------------------------------------------------------------------
NET SALES                                                  $122,003,921  $99,858,339   $69,619,134
Cost of Sales                                                96,535,192   78,562,252    54,516,072
--------------------------------------------------------------------------------------------------
Gross Profit                                                 25,468,729   21,296,087    15,103,062
Selling and Administrative Expenses                          14,946,085   13,183,820    11,055,531
Restructuring Charge                                                  -            -     8,261,000
--------------------------------------------------------------------------------------------------
Earnings (Loss) From Operations                              10,522,644    8,112,267    (4,213,469)
Interest Expense                                             (1,703,041)    (891,455)     (409,380)
Interest Income                                                  34,930       77,998        78,740
Other Income                                                    615,242            -             -
--------------------------------------------------------------------------------------------------
Earnings (Loss) Before Income Taxes and Cumulative Effect
    of Change in Accounting Principle                         9,469,775    7,298,810    (4,544,109)
(Provision) Benefit for Income Taxes                         (3,835,259)  (2,924,436)    1,726,582
--------------------------------------------------------------------------------------------------
Earnings (Loss) Before Cumulative Effect
    of Change in Accounting Principle                         5,634,516    4,374,374    (2,817,527)
Cumulative Effect of Change in Accounting Principle                   -            -     1,500,000
--------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                        $  5,634,516  $ 4,374,374   $(1,317,527)
==================================================================================================

Per Share Amounts:
Earnings (Loss) Before Cumulative Effect
    of Change in Accounting Principle                             $1.18         $.92         $(.60)
Cumulative Effect of Change in Accounting Principle                   -            -           .32
--------------------------------------------------------------------------------------------------
Net Earnings (Loss)                                               $1.18         $.92         $(.28)
==================================================================================================

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                    Underfunded
For the Years Ended December 31,      Common        Additional         Retained     Treasury  Pension Liability
1995, 1994 and 1993                   Shares   Paid-In Capital         Earnings       Shares         Adjustment           Total
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992       $14,183,493        $1,567,290      $13,434,738  $(5,543,941)        $(179,877)     $23,461,703
-------------------------------------------------------------------------------------------------------------------------------
Net Loss                                                             (1,317,527)                                     (1,317,527)
Dividends Paid                                                         (940,508)                                       (940,508)
Stock Award                                            (21,500)                       56,500                             35,000
Pension Adjustment                                                                                     (84,101)         (84,101)
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993        14,183,493         1,545,790       11,176,703   (5,487,441)         (263,978)      21,154,567
-------------------------------------------------------------------------------------------------------------------------------
Net Earnings                                                          4,374,374                                       4,374,374
Dividends Paid                                                         (989,237)                                       (989,237)
Exercise of Stock Options                              (14,190)                       81,784                             67,594
Pension Adjustment                                                                                      61,218           61,218
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994        14,183,493         1,531,600       14,561,840   (5,405,657)         (202,760)      24,668,516
-------------------------------------------------------------------------------------------------------------------------------
Net Earnings                                                          5,634,516                                       5,634,516
Dividends Paid                                                       (1,181,054)                                     (1,181,054)
Exercise of Stock Options                              (19,494)                       58,619                             39,125
Pension Adjustment                                                                                      21,332           21,332
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995       $14,183,493        $1,512,106      $19,015,302  $(5,347,038)        $(181,428)     $29,182,435
-------------------------------------------------------------------------------------------------------------------------------


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

For the Years Ended December 31, 1995 and 1994                          1995          1994
------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash                                                            $    200,171  $    111,060
Receivables, Less Allowance for Doubtful Accounts
    of $328,000 in 1995 and $314,000 in 1994                      17,099,688    16,751,894
Inventories                                                        4,937,987     4,331,267
Prepaid and Refundable Income Taxes                                1,060,546     2,027,147
Prepaid Expenses and Other Current Assets                          3,083,505     2,665,358
------------------------------------------------------------------------------------------
    Total Current Assets                                          26,381,897    25,886,726

PROPERTY AND EQUIPMENT:
Land                                                               2,165,204     2,165,204
Buildings and Improvements                                        18,923,762    18,589,999
Machinery and Equipment                                           74,839,890    68,534,930
Construction in Progress                                             965,625     1,036,754
------------------------------------------------------------------------------------------
    Total Property and Equipment                                  96,894,481    90,326,887
Less-Accumulated Depreciation                                    (56,153,951)  (51,469,024)
------------------------------------------------------------------------------------------
    Net Property and Equipment                                    40,740,530    38,857,863
Other Non-Current Assets                                           5,999,448     5,776,979
------------------------------------------------------------------------------------------
Total Assets                                                    $ 73,121,875  $ 70,521,568
==========================================================================================

LIABILITIES
CURRENT LIABILITIES:
Current Maturities on Long-Term Debt                            $     83,286  $  1,501,478
Accounts Payable                                                   6,726,972     8,281,648
Accrued Expenses:
    Salaries and Wages                                             1,619,228     1,960,967
    Taxes, Other Than Income                                         994,386       740,978
    Employee Insurance and Benefits                                1,107,089     1,670,259
    Utilities                                                        566,470       547,907
    Other                                                          2,093,037     2,576,004
------------------------------------------------------------------------------------------
    Total Current Liabilities                                     13,190,468    17,279,241

NON-CURRENT LIABILITIES:
Deferred Income Taxes                                              6,114,508     6,491,387
Long-Term Debt (Less Current Maturities)                          19,018,285    16,699,942
Accrued Pension                                                    2,702,295     2,526,996
Other Non-Current Liabilities                                      2,913,884     2,855,486
------------------------------------------------------------------------------------------
    Total Non-Current Liabilities                                 30,748,972    28,573,811

STOCKHOLDERS' EQUITY:
Common Shares, $2.50 par value:
    Authorized 12,000,000 shares in 1995 and 1994
    Issued 5,673,397 shares in 1995 and 1994                      14,183,493    14,183,493
Additional Paid-In Capital                                         1,512,106     1,531,600
Retained Earnings                                                 19,015,302    14,561,840
Treasury Shares (946,006 in 1995 and 956,381 in 1994), at Cost    (5,347,038)   (5,405,657)
Underfunded Pension Liability Adjustment                            (181,428)     (202,760)
------------------------------------------------------------------------------------------
    Total Stockholders' Equity                                    29,182,435    24,668,516
------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $ 73,121,875  $ 70,521,568
==========================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 1995, 1994 and 1993                                               1995          1994          1993
-----------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Earnings (Loss)                                                                         $ 5,634,516  $  4,374,374   $(1,317,527)
Adjustments to Reconcile Net Earnings (Loss) to Net Cash Provided by Operating Activities:
 Depreciation                                                                                 5,222,620     4,455,002     3,715,882
 Goodwill Amortization                                                                           91,528        61,019             -
 (Decrease) Increase in Deferred Taxes                                                         (376,879)      728,031      (192,809)
 Gain from Asset Conversion                                                                    (615,242)            -             -
 Non-Cash Portion of Restructuring Charge-Net of Tax Benefits                                         -             -     2,444,804
Change in Assets and Liabilities:
 Receivables                                                                                   (347,794)   (1,306,809)      234,992
 Inventories                                                                                   (606,720)     (967,818)       72,139
 Prepaid and Refundable Income Taxes                                                            966,601       336,078      (252,028)
 Prepaid Expenses and Other Current Assets                                                     (618,147)     (703,637)      350,687
 Accounts Payable                                                                            (1,554,676)    2,131,278       258,351
 Accrued Expenses                                                                            (1,115,905)     (918,272)     (887,134)
 Other                                                                                          (56,264)     (767,073)      318,072
-----------------------------------------------------------------------------------------------------------------------------------
 Total Adjustments to Reconcile Net Earnings (Loss) to Net Cash
 Provided by Operating Activities                                                               989,122     3,047,799     6,062,956

-----------------------------------------------------------------------------------------------------------------------------------
 Net Cash Provided by Operating Activities                                                    6,623,638     7,422,173     4,745,429
-----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital Expenditures                                                                         (6,653,625)   (6,194,914)   (3,088,560)
Proceeds from Note Receivable for Sale of International Affiliate                                     -       484,000       566,000
Proceeds from Notes Receivable for Sales of Certain Heat Treating Facilities                    400,000     1,504,350       500,000
Payment for Purchase of Impact Industries, Inc., Net of Cash Acquired                                 -    (5,497,106)            -
Payment for Purchase of H&H Heat Treating, Inc., Net of Cash Acquired                                 -      (474,800)            -
-----------------------------------------------------------------------------------------------------------------------------------
 Net Cash Used in Investing Activities                                                       (6,253,625)  (10,178,470)   (2,022,560)
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net (Payments) Borrowings Under Revolving Credit Agreement                                   (2,700,000)    3,900,000    (1,700,000)
Borrowings Under Senior Note Agreement                                                       10,000,000             -             -
Borrowings Under Bank Term Loan                                                                       -     7,000,000             -
Payments on Bank Term Loan                                                                   (6,300,000)     (700,000)            -
Payments on Other Long-Term Debt                                                                      -       (80,000)      (80,000)
Repayment of Long-Term Debt of Impact Industries, Inc.                                                -    (6,411,633)            -
Payments of Capital Lease Obligations                                                           (99,848)      (62,433)            -
Dividends Paid                                                                               (1,181,054)     (989,237)     (940,508)
-----------------------------------------------------------------------------------------------------------------------------------
 Net Cash (Used in) Provided by Financing Activities                                           (280,902)    2,656,697    (2,720,508)
-----------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH                                                                  89,111       (99,600)        2,361

Cash at Beginning of Year                                                                       111,060       210,660       208,299
-----------------------------------------------------------------------------------------------------------------------------------
CASH AT END OF YEAR                                                                         $   200,171      $111,060   $   210,660
===================================================================================================================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest Paid                                                                               $ 1,716,640  $    857,978   $   443,923
Income Taxes Paid                                                                             3,287,073     2,111,777       807,286

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Contribution of Assets to Joint Venture                                                               -       559,429             -


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 1995, 1994 and 1993

NOTE 1. ACCOUNTING POLICIES
A. NATURE OF OPERATIONS
The company serves metal-using and metal-working industries, providing commercial heat treating services and manufacturing precision metal products, primarily aluminum and zinc die castings and wire belting products.

B. PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Lindberg Corporation and its subsidiaries. Significant intercompany balances and transactions have been eliminated.

C. INVENTORIES
Inventories consist of material, labor and indirect manufacturing costs and are valued at the lower of cost (determined on a first-in, first-out basis) or net realizable value.

D. PROPERTY AND DEPRECIATION
Property and equipment are stated at cost. Depreciation is provided on the straight line method for financial statement purposes and on accelerated methods for income tax purposes. Maintenance costs are charged to expense as incurred. Expenditures which improve efficiency or capacity or extend the useful life of assets are capitalized. Interest cost incurred during the period of construction of plant and equipment is capitalized as part of the cost of such plant and equipment.

E. INCOME TAXES
The company determines its tax provision and deferred tax balance in compliance with SFAS 109, "Accounting for Income Taxes" (SFAS 109). Under this approach, the provision for income taxes represents income taxes paid or payable for the current year adjusted for the change in deferred taxes during the year. Deferred income taxes reflect the net tax effects of temporary differences between the financial statement bases and the tax bases of assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted.

F. EARNINGS PER SHARE
Earnings per share are based on the weighted average number of shares outstanding and common share equivalents of dilutive stock options. Shares used in the calculations for the years ended December 31, 1995, 1994 and 1993 were 4,763,491, 4,757,867 and 4,701,966, respectively.

G. USE OF ESTIMATES
The preparation of these financial statements, in conformity with generally accepted accounting principles, required the use of certain estimates by management in determining the company's assets, liabilities, revenue and expenses. Actual results could differ from those estimates.

H. NEW PRONOUNCEMENTS
In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121). The company will implement SFAS 121 for the year ended December 31, 1996. The provisions require a review of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment loss has occurred based on expected future cash flow, the loss will be recognized in the statement of earnings and certain disclosures will be made regarding the impairment.
     In October 1995, the FASB issued SFAS 123, "Accounting for Stock-Based Compensation" (SFAS 123). This standard is effective for fiscal years beginning after December 15, 1995 and therefore will be adopted by the company in 1996. The company's employee stock option plan is covered by this statement. Under SFAS 123, entities may continue to use the accounting method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" and provide pro-forma disclosures in the notes to the consolidated financial statements as if the fair value based method defined in SFAS 123 had been applied. The company intends to adopt the disclosure method of this statement.

I. RECLASSIFICATIONS
Certain prior period amounts have been reclassified to be consistent with the 1995 presentation.

NOTE 2. ACQUISITIONS
On April 29, 1994, the company acquired all of the outstanding shares of Rexcorp U.S. Inc. and its wholly-owned subsidiary Impact Industries, Inc. (Impact), paying $5.50 million in cash and retiring its $6.41 million of outstanding debt. The results of operations since April 29, 1994 are included in the totals of the company.
     On November 30, 1994, the company acquired all of the outstanding shares of H&H Heat Treating, Inc. (H&H) for $500,000. The results of operations since November 30, 1994 are included in the totals of the company.
     Both acquisitions were accounted for using the purchase method; accordingly, the assets and liabilities of the acquired entities have been recorded at their estimated fair value at the date of acquisition. The allocations of the purchase prices are based upon results of asset valuations and liability and contingency assessments.

     The final allocation of the purchase prices are as follows:

       (in thousands)
       ------------------------------------------------------------------
                                             Impact                   H&H
       ------------------------------------------------------------------
       Property and Equipment               $ 9,156                 $ 466
       Accounts Receivable                    4,534                   302
       Inventory                              2,417                     -
       Goodwill                               2,908                     -
       Other Assets                             788                    49
       Accounts Payable                      (3,282)                 (111)
       Other Liabilities                     (4,609)                 (206)
       ------------------------------------------------------------------
                                            $11,912                 $ 500
       ------------------------------------------------------------------


Goodwill is being amortized over a period of 30 years.

     The following table presents proforma information for the combined entities of Lindberg Corporation, Rexcorp U.S. Inc. and H&H Heat Treating, Inc. for the twelve months ended December 31, 1994 and 1993 as if the acquisitions had taken place on January 1st of each year. Adjustments to the income statement include additional depreciation and interest charges, the reduction of certain other expenses and income tax effects: (in thousands except for per share amounts)

------------------------------------------------------------------------------
Unaudited                                                      1994       1993
------------------------------------------------------------------------------
Net Sales                                                  $112,567    $95,609
------------------------------------------------------------------------------
Net Earnings (Loss) Before Cumulative
 Effect of Change in Accounting Principle                     4,576     (2,748)
Cumulative Effect of Change in
 Accounting Principle                                             -      1,500
------------------------------------------------------------------------------
Net Earnings (Loss)                                           4,576     (1,248)
------------------------------------------------------------------------------
Per Share Amounts:
Net Earnings (Loss) Before Cumulative
 Effect of Change in Accounting Principle                       .96       (.58)
Cumulative Effect of Change
 in Accounting Principle                                          -        .32
------------------------------------------------------------------------------
Net Earnings (Loss)                                        $    .96    $  (.26)
------------------------------------------------------------------------------

NOTE 3. INVENTORIES
The components of inventory are: (in thousands)

------------------------------------------------------------------------------
                                                               1995      1994
------------------------------------------------------------------------------
Raw material                                               $  1,998    $1,678
Work in Process                                               2,352     2,138
Finished goods                                                  588       515
------------------------------------------------------------------------------
                                                           $  4,938    $4,331
------------------------------------------------------------------------------


NOTE 4. INCOME TAXES
The major components of the provision (benefit) for income taxes for 1995, 1994 and 1993 are as follows: (in thousands)

------------------------------------------------------------------------------
                                             Current       Deferred      Total
------------------------------------------------------------------------------
1995 Federal                                  $2,816        $   242    $ 3,058
     State                                       735             42        777
------------------------------------------------------------------------------
                                              $3,551        $   284    $ 3,835
------------------------------------------------------------------------------
1994 Federal                                  $1,933        $   402    $ 2,335
     State                                       510             79        589
------------------------------------------------------------------------------
                                              $2,443        $   481    $ 2,924
------------------------------------------------------------------------------
1993 Federal                                  $  705        $(2,032)   $(1,327)
     State                                       148           (548)      (400)
------------------------------------------------------------------------------
                                              $  853        $(2,580)   $(1,727)
------------------------------------------------------------------------------


The provision for income taxes includes deferred tax expense/ (benefit) resulting from timing differences in the recognition of revenue and expense for tax and financial statement purposes. The tax effects of these differences are as follows: (in thousands)

------------------------------------------------------------------------------
                                                1995           1994       1993
------------------------------------------------------------------------------
Depreciation                                   $  89           $ 49    $   349
Restructuring activities                         385            402     (3,091)
Other                                           (190)            30        162
------------------------------------------------------------------------------
                                               $ 284           $481    $(2,580)
------------------------------------------------------------------------------


The differences between the provision (benefit) for income taxes at the statutory rate and that shown in the consolidated statements of earnings are summarized as follows: (in thousands)

------------------------------------------------------------------------------
                                                1995           1994       1993
------------------------------------------------------------------------------
Consolidated pretax earnings (loss)
 at statutory rate                            $3,220         $2,482    $(1,545)
State income taxes, net of
 Federal tax benefit                             513            389       (264)
Other                                            102             53         82
------------------------------------------------------------------------------
                                              $3,835         $2,924    $(1,727)
------------------------------------------------------------------------------


Effective January 1, 1993, the company adopted SFAS 109. The cumulative effect of adopting SFAS 109 was to reduce the company's net loss in 1993 by $1,500,000.
     Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for income tax purposes. Significant components of the company's deferred tax liabilities and assets at December 31, 1995, 1994 and 1993 are as follows: (in thousands)

-------------------------------------------------------------------------
                                               1995       1994       1993
-------------------------------------------------------------------------
Deferred Tax Liabilities:
Tax depreciation over book                  $(7,520)   $(7,357)   $(5,494)
Other liabilities                              (377)      (562)      (176)
-------------------------------------------------------------------------
 Total Deferred Tax Liabilities              (7,897)    (7,919)    (5,670)
-------------------------------------------------------------------------
Deferred Tax Assets:
Restructuring activities                         --        502      1,578
Reserves not deducted for tax                 1,605      1,062        261
Employee benefit provisions in
 excess of cash payments                      1,471      1,386        870
Other assets                                    276        697        351
-------------------------------------------------------------------------
 Total Deferred Tax Assets                    3,352      3,647      3,060
-------------------------------------------------------------------------
 Net Deferred Tax Liability                 $(4,545)   $(4,272)   $(2,610)
-------------------------------------------------------------------------
Included in Balance Sheet in:
Prepaid and Refundable Income Taxes         $ 1,570    $ 2,219    $ 1,692
Deferred Income Taxes                        (6,115)    (6,491)    (4,302)
-------------------------------------------------------------------------
                                            $(4,545)   $(4,272)   $(2,610)
-------------------------------------------------------------------------


NOTE 5. DEBT
Long-term debt consists of the following: (in thousands)


----------------------------------------------------------------------------
                                                            1995        1994
----------------------------------------------------------------------------
Senior notes                                             $10,000    $     --
Revolving credit                                           8,900      11,600
Term loan                                                     --       6,300
Capital lease agreements                                     201         301
----------------------------------------------------------------------------
                                                          19,101      18,201
Less-current maturities                                      (83)     (1,501)
----------------------------------------------------------------------------
                                                         $19,018    $ 16,700
----------------------------------------------------------------------------


In April 1994, the company entered into an unsecured revolving credit agreement with two banks which provided for a line of credit of $20,000,000 and a term loan of $7,000,000.
     In November 1995, the company refinanced its debt. Ten million dollars of senior notes were issued, the proceeds of which were used to retire the outstanding balance of the company's term loan and a portion of the outstanding balance on its revolving credit facility. The notes bear interest at 7.16% annually and have a seven-year final maturity. Equal annual principal payments on the notes commence on the third anniversary of closing and continue on each anniversary date through the life of the notes.

     In February 1996, the company amended its revolving credit agreement to expand its line of credit by $5,000,000, to $25,000,000. The agreement will expire in April 1999 unless renewed. The company may choose from two interest rate alternatives - the bank's reference rate (prime rate) and a rate based on the Eurodollar. The effective interest rate for the credit agreement and term loan was 7.6% during 1995 and 7.1% at year-end.
     The revolving credit and senior note agreements contain various covenants which, among others, restrict the ability of the company to pay dividends beyond certain limits and require the company to meet certian financial ratios.
     The company also has a second agreement which provides for the issuance of letters of credit, up to a maximum of $5,000,000. As of December 31, 1995, a $4,500,000 letter of credit was issued in accordance with an insurance agreement.
     Annual maturities of long-term debt, excluding the revolving credit agreement, for the five years following December 31, 1995 are $83,000, $67,000, $2,051,000, $2,001,000 and $2,000,000, respectively.

NOTE 6. LEASES
The company has a number of lease agreements related to the rental of production and administrative facilities and equipment. These leases are of varying terms and extend as far as the year 2007. The company capitalizes all significant leases which qualify as capital leases.
     The following is a schedule of estimated future minimum rental payments required under leases that have initial or remaining noncancelable terms in excess of one year as of December 31, 1995:
(in thousands)


---------------------------------------------------------------------
                                                   Operating  Capital
                                                      Leases   Leases
---------------------------------------------------------------------
1996                                                  $1,279     $100
1997                                                   1,290       70
1998                                                   1,231       53
1999                                                   1,164        1
2000                                                     701        -
Thereafter                                             1,480        -
---------------------------------------------------------------------
Total minimum payment required                        $7,145      224
                                                      ------
Less imputed interest                                             (23)
                                                                 ----
Present value of minimum lease payments                          $201
---------------------------------------------------------------------

No sublease income is due in 1996 or thereafter.
     The total rent expense for 1995, 1994 and 1993 was $1,298,000, $960,000 and $985,000, respectively.

NOTE 7. EMPLOYEE BENEFITS
The company and its subsidiaries maintain several defined benefit pension plans covering many of their employees. The related pension expense for 1995, 1994 and 1993 was $31,000, $237,000 and $306,000, respectively, which included amortization of past service cost over 30 years. The standards utilized by the company to fund the pension plans satisfy the minimum funding requirements under the provisions of ERISA.
     Net periodic pension cost for 1995, 1994 and 1993 included the following components:(in thousands)

------------------------------------------------------------------------------
                                           1995          1994             1993
------------------------------------------------------------------------------
Service cost - benefits earned
 during the period                      $   533       $   670          $   641
Interest cost on projected
 benefit obligations                      1,076         1,071            1,105
Return on plan assets                    (3,194)          161           (1,318)
Net amortization and deferral             1,616        (1,665)            (122)
------------------------------------------------------------------------------
                                        $    31       $   237          $   306
------------------------------------------------------------------------------


     Table 1 summarizes the funded status of the plans and provides a reconciliation to the long-term pension liability recorded on the company's consolidated balance sheets at December 31, 1995 and 1994.

Table 1: Reconciliation of Funded Status (in thousands)

---------------------------------------------------------------------------------------
                                      Assets       Accumu-        Assets       Accumu-
                                      Exceed         lated        Exceed         lated
                                     Accumu-      Benefits       Accumu-      Benefits
                                       lated        Exceed         lated        Exceed
                                    Benefits        Assets      Benefits        Assets
---------------------------------------------------------------------------------------
                                              1995                        1994
---------------------------------------------------------------------------------------
Actuarial present value
 of benefit obligations:
 Vested benefit obligations       $  (10,559)   $   (1,775)   $   (9,167)   $   (1,719)
---------------------------------------------------------------------------------------
Accumulated benefit
 obligations                         (11,023)       (1,844)       (9,571)       (1,746)
---------------------------------------------------------------------------------------
Projected benefit obligations        (14,179)       (1,960)      (12,127)       (1,746)
Plan assets at fair value             16,163           606        13,966           518
---------------------------------------------------------------------------------------
Plan assets in excess of
 (or less than) projected
 benefit obligations                   1,984        (1,354)        1,839        (1,228)
Unrecognized net (gain) loss          (1,082)          432          (883)          353
Unrecognized net (assets) obli-
 gations amortized over average
 remaining service period of
 the employee workforce               (1,274)          137        (1,447)          165
Unrecognized prior
 service cost                            286           240           237           116
Long-term balance
 sheet liability                           -          (693)            -          (634)
---------------------------------------------------------------------------------------
Long-term pension liability       $      (86)   $   (1,238)   $     (254)   $   (1,228)
---------------------------------------------------------------------------------------

     The discount rate used in determining the projected benefit obligation was 7.25% in 1995 and 8.25% in 1994. The rate of increase in future compensation levels and the expected long-term rate of return on assets were 5.0% and 9.0%, respectively, in both 1995 and 1994.
     Effective January 1, 1995, the company established a 401(k) defined contribution plan available to certain of its associates. The company also administers and contributes to a 401(k) savings plan previously available at Impact Industries. The company matches 50% of the participants' contributions up to 4% of compensation. Additionally, the company also contributes a percentage of compensation for those associates who remain participants in one of the 401(k) savings plans at the end of each year, and who are not covered by a defined benefit pension plan. The company made distributions for contributions and related expenses of $499,000 to these defined contribution plans in 1995.
     The company provides no other postretirement or postemployment benefit plans other than those described above.

NOTE 8. STOCK OPTIONS
In 1982, the Board of Directors and stockholders approved a qualified incentive stock option plan. This plan had reserved for the issuance of options to purchase 250,000 shares of common stock. In 1989, the plan was amended by the Board of Directors and stockholders to increase the reserve to 450,000 shares. In 1991, the stockholders approved a new stock option plan for key employees covering a maximum of 300,000 shares. This plan replaced the 1982 plan. In 1995, the 1991 plan was amended by the Board of Directors and stockholders to increase the reserve to 675,000 shares. The plan provides for the issuance, from time to time, of options to purchase shares of the company's common stock at prices not less than 100% of the fair market value of the stock at the time an option is granted. Information as to options granted, exercised, cancelled and outstanding under these plans during the past three years is summarized as follows:

--------------------------------------------------------------------
                                                      Average Option
                                             Shares  Price per Share
--------------------------------------------------------------------
Outstanding, December 31, 1992              212,500            $6.39
Options granted during year                  71,000             3.54
Options cancelled during year               (20,000)            6.63
--------------------------------------------------------------------
Outstanding, December 31, 1993              263,500             5.61
Options granted during year                  89,500             7.52
Options exercised during year               (14,475)            4.67
Options cancelled during year               (20,125)            5.37
--------------------------------------------------------------------
Outstanding, December 31, 1994              318,400             6.20
Options exercised during year               (10,375)            3.77
Options cancelled during year                (1,250)            4.63
--------------------------------------------------------------------
Outstanding, December 31, 1995              306,775            $6.29
--------------------------------------------------------------------

     In 1991, the stockholders approved a stock option plan for members of the Board of Directors who are not employees of the company, covering a maximum of 72,000 shares. Under the terms of this plan, options to purchase an aggregate of 45,000 shares have been granted. The average exercise price for these options is $6.90 per share. At December 31, 1995, 27,000 shares were available for future grant.


NOTE 9. QUARTERLY FINANCIAL DATA (UNAUDITED)
Summarized quarterly financial data for 1995 and 1994 are shown in Table 2.

Table 2: Quarterly Financial Data (Unaudited)
(in thousands of dollars except for per share amounts)

--------------------------------------------------------------------------------
Quarter                      Net          Gross             Net         Earnings
Ended                      Sales         Profit        Earnings        Per Share
--------------------------------------------------------------------------------
1995
March 31               $  33,580      $   6,978       $   1,471      $       .31
June 30                   31,376          6,635           1,482              .31
September 30              27,372          5,421             855              .18
December 31               29,676          6,435           1,827              .38
--------------------------------------------------------------------------------
                       $ 122,004      $  25,469       $   5,635      $      1.18
--------------------------------------------------------------------------------
1994
March 31               $  18,827      $   4,734       $     992      $       .21
June 30                   26,501          5,901           1,322              .28
September 30              26,919          5,684           1,157              .24
December 31               27,611          4,977             903              .19
--------------------------------------------------------------------------------
                       $  99,858      $  21,296       $   4,374      $       .92
--------------------------------------------------------------------------------

NOTE 10. BUSINESS SEGMENT INFORMATION
The company is engaged in Heat Treating Services and Precision Products industry segments. Through its Heat Treating Services segment, it provides commercial heat treating and consulting services. This segment services the agricultural and construction equipment, automotive and truck, aerospace, consumer products, defense and metal products industries.
     The Precision Products segment produces alloy conveyor belts and specialized castings of aluminum. The products are used mainly in the automotive, construction equipment, electronics, consumer products, defense and food processing industries. During 1995, revenues from one customer and its affiliates accounted for 30% of this segment's net sales.
     Intersegment and export sales are insignificant. Operating earnings are defined as sales less operating expenses. Identifiable assets by segment are those assets used in the company's operations in that segment. Corporate assets are principally cash, prepaid expenses and long-term investments.
     Table 3 sets forth certain financial information for the years ended 1995, 1994 and 1993.
     1993 Operating Earnings for the Heat Treating segment include an $8,261,000 charge for restructuring (see Note 13).

Table 3: Business Segment Information (in thousands)

------------------------------------------------------------------------------------------------------------
                                      Net     Operating      Identifiable      Depreciation          Capital
                                    Sales      Earnings            Assets           Expense     Expenditures
------------------------------------------------------------------------------------------------------------
1995
Heat Treating Services          $  67,010     $  10,873         $  36,102         $   3,316        $   3,923
Precision Products                 54,994         2,398            30,744             1,854            2,670
Corporate                               -        (2,748)            6,276                53               61
------------------------------------------------------------------------------------------------------------
                                $ 122,004     $  10,523         $  73,122         $   5,223        $   6,654
------------------------------------------------------------------------------------------------------------
1994
Heat Treating Services          $  59,512     $   7,967         $  34,959         $   3,099        $   4,260
Precision Products                 40,346         2,844            29,243             1,287            1,848
Corporate                               -        (2,699)            6,320                69               87
------------------------------------------------------------------------------------------------------------
                                $  99,858     $   8,112         $  70,522         $   4,455        $   6,195
------------------------------------------------------------------------------------------------------------
1993
Heat Treating Services          $  56,009     $  (2,847)        $  33,592         $   3,235        $   2,537
Precision Products                 13,610         1,089             6,918               355              529
Corporate                               -        (2,455)            7,094               126               23
------------------------------------------------------------------------------------------------------------
                                $  69,619     $  (4,213)        $  47,604         $   3,716        $   3,089
------------------------------------------------------------------------------------------------------------

NOTE 11. GAIN ON ASSET CONVERSION
In December 1994, the company experienced a fire at its facility in Solon, Ohio. Subsequently, expenditures were made to repair or replace equipment damaged in the fire. By December 31, 1995, the company had been reimbursed under its insurance program for its losses.
     In conjunction with the replacement of a furnace, the company recorded a gain of $807,949 related to the capitalization of that furnace. Additionally, the net book value of lost equipment of $192,707 was written off resulting in a pre-tax gain of $615,242.

NOTE 12. RELATED PARTY
The company holds an 11% equity interest in Thixomat, Inc., a company formed to promote and commercialize Thixomolding(R) technology. The Chairman of Thixomat serves on the Board of Directors of Lindberg, and is also the President and Chief Executive Officer of University Science Partners, Inc., which holds a 26% equity interest in Thixomat. In addition, Lindberg holds a seat on Thixomat's Board of Directors. At December 31, 1995, the company held a $350,000 equity investment in Thixomat, held a note receivable of $47,000 and had a $44,000 investment in related capital equipment.

NOTE 13. RESTRUCTURING
In March 1993, the company recorded a pre-tax charge to earnings of $8,261,000 for the restructuring of its Heat Treating Services operations. As a part of this restructuring, the company sold its facilities in Florida and Georgia and closed its Boston, Massachusetts plant. Also related to this plan, certain non-productive assets were written off.
     During 1995, the company completed its restructuring activities. The completion of these activities did not have a significant impact on the financial position of the company and had no effect on its net earnings.

NOTE 14. COMMITMENTS AND CONTINGENCIES
The company is a party to various lawsuits and claims arising in the ordinary course of business. Management, after review and consultation with legal counsel, considers that any liability resulting from these matters would not materially affect the financial condition or results of operations of the company.
     The company's Heat Treating Services segment employs some environmentally harzardous materials, including oil and solvents, and has some underground storage tanks. The company has made expenditures to comply with laws and regulations relating to the protection of the environment, including studies, investigations and remediation of ground contamination, and expects to make such expenditures in the future in its efforts to comply with existing and future requirements. While such expenditures to date have not materially affected the company's capital expenditures, competitive position, financial condition, or results of operations, there can be no assurance that more stringent regulation or enforcement in the future will not have such effects.
     In some cases, the company has notified state authorities of a possible need for remediation at sites it previously operated, or, in one case, currently operates. At all such sites, costs which may be incurred are difficult to accurately predict until the level of contamination is determined, and would be subject to increase if more contamination is discovered during investigation or remediation or if state authorities require more remediation than anticipated. Such costs may be less if the contamination proves to be less than currently expected and to the extent costs are covered by insurance or are allocable to others. The company has estimated a range of costs in establishing the reserves noted below.
     The company has also been notified by various state and federal governmental authorities that they believe it may be a "potentially responsible party" or otherwise have responsibility with respect to clean-up obligations at certain hazardous and other waste disposal sites which were never owned or operated by the company. In some such cases, the company has effected settlements with the relevant authorities for immaterial amounts. In other such cases, the company is participating in negotiations for settlement with the relevant authorities or other parties believed by the company to be responsible or has notified the authorities that it denies responsibility for clean-up obligations. Management believes that the ultimate outcome will not have a material effect on the company's financial condition or results of operations.
     At December 31, 1995, the company had reserves of approximately $1.6 million to cover future anticipated costs. Such reserves give no effect to possible recoveries from insurers or other potentially responsible parties nor do they reflect any discount for the several years over which investigation or remediation amounts may be paid out.

SIX-YEAR FINANCIAL REVIEW

For the Years Ended December 31,                       1995         1994          1993            1992          1991          1990
----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS (In thousands of dollars)
Net Sales                                      $   122,004   $    99,858    $   69,619      $   71,039    $   73,819    $   76,141
Gross Profit                                        25,469        21,296        15,103          14,662        15,977        20,407
Earnings (Loss) From Operations                     10,523         8,112        (4,213)          1,745         1,628         5,542
Interest Expense                                     1,703           891           409             511           424           635
Earnings (Loss) Before Income Taxes                  9,470         7,299        (4,544)          1,337           449         5,301
Provision (Benefit) for Income Taxes                 3,835         2,925        (1,726)            395           322         2,096
----------------------------------------------------------------------------------------------------------------------------------
 Net Earnings (Loss)                           $     5,635   $     4,374    $   (1,318)(1)  $      942    $      127    $    3,205
----------------------------------------------------------------------------------------------------------------------------------
 Net Earnings (Loss) Per Share                 $      1.18   $       .92    $     (.28)     $      .20    $      .03    $      .68
==================================================================================================================================

FINANCIAL POSITION (In thousands of dollars)
Working Capital                                $    13,191   $     8,607    $    6,550      $    8,012    $    7,384    $    6,380
Property and Equipment (net)                        40,741        38,858        28,265          33,706        33,672        31,151
Total Assets                                        73,122        70,522        47,604          52,056        51,329        47,876
Long-Term Debt                                      19,018        16,700         7,700           9,480         8,660         5,440
Total Debt                                          19,101        18,201         7,780           9,560         8,940         5,730
Stockholders' Equity                                29,182        24,669        21,155          23,462        23,614        24,727
----------------------------------------------------------------------------------------------------------------------------------

OTHER FINANCIAL INFORMATION
Cash Dividends Declared and Paid
 (In thousands of dollars)                      $    1,181   $       989    $      941      $    1,126    $    1,311    $    1,321
Cash Dividends Per Share                               .25           .21           .20             .24           .28           .28
Return on Average Stockholders' Equity                20.9%         19.1%         (5.9%)           4.0%           .5%         13.4%
Book Value Per Share of
 Stockholders' Equity                           $     6.17   $      5.23    $     4.50      $     5.00    $     5.04    $     5.30
Debt/Capitalization Ratio                             39.6%         42.5%         26.9%           29.0%         27.5%         18.8%
Shares Outstanding at Year-End                   4,727,391     4,717,016     4,702,541       4,692,541     4,682,541     4,669,207
Capital Expenditures
 (In thousands of dollars)                      $    6,654   $     6,195    $    3,089      $    4,788    $    6,627    $    5,183
Depreciation (In thousands of dollars)               5,223         4,455         3,716           4,420         4,102         3,763
Number of Employees at Year-End                      1,119         1,168           737             760           803           880
==================================================================================================================================

(1) 1993 includes a provision of $8,261,000 ($5,122,000 after-tax) for the restructuring of the company's heat treat operations and a gain of $1,500,000 representing the cumulative effect of adopting SFAS 109, Accounting for Income Taxes.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Lindberg Corporation:
     We have audited the accompanying consolidated balance sheets of Lindberg Corporation (a Delaware Corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years ended December 31, 1995, 1994 and 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lindberg Corporation and subsidiaries as of December 31, 1995 and 1994 and the results of its operations and its cash flows for the years ended December 31, 1995, 1994 and 1993, in conformity with generally accepted accounting principles.
     As explained in Note 4 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes.

                                                  Arthur Andersen LLP
                                                  Chicago, Illinois
                                                  January 19, 1996

DIRECTORS AND OFFICERS

DIRECTORS

George H. Bodeen (2),(3)
Chairman of the Board

Dr. Raymond F. Decker (1)
President and
Chief Executive Officer
University Science Partners, Inc.
Chairman, Thixomat, Inc.

Raymond A. Jean
Executive Vice President
and Chief Operating Officer
Varlen Corporation

John W. Puth (1),(2),(3)
President, J.W. Puth Associates
Chairman, American Lantern
Company

J. Thomas Schanck (1),(2)
Retired Vice Chairman
Illinois Tool Works, Inc.

Leo G. Thompson (3),(4)
President and
Chief Executive Officer

COMMITTEES OF THE BOARD:
1. Audit
2. Executive Compensation
3. Finance
4. Directors Stock Option

OFFICERS

George H. Bodeen
Chairman of the Board

Leo G. Thompson
President and
Chief Executive Officer

Stephen S. Penley
Senior Vice President and
Chief Financial Officer
Secretary

Michael W. Nelson
Senior Vice President and
Manager of Heat Treat
Operations

Gary E. Miller
Senior Vice President,
Manager of Precision Products
Operations and President,
Impact Industries, Inc.

Terrence D. Brown
Vice President

Geoffrey S. Calhoun
Vice President

Roger J. Fabian
Vice President

Paul J. McCarren
Vice President

Jerome R. Sullivan
Vice President

Brian J. McInerney
Assistant Treasurer


STOCK MARKET AND STOCKHOLDER INFORMATION

STOCK MARKET INFORMATION

The company's common stock trades on The NASDAQ National Market tier of the The NASDAQ Stock Market under the symbol LIND. Stock price quotations can be found in national listings in many daily newspapers. High and low market prices and dividend payments during the past two years are as follows:


1995                            Market Price     Dividend
Quarter                           High     Low  Per Share
---------------------------------------------------------
1st                             $7.500  $6.000       $.06
2nd                              7.500   6.000        .06
3rd                              7.500   6.250        .06
4th                              7.000   5.250        .07
---------------------------------------------------------
                                                     $.25




---------------------------------------------------------
1994                            Market Price     Dividend
Quarter                           High     Low  Per Share
---------------------------------------------------------
1st                             $6.500  $4.125       $.05
2nd                              8.250   5.750        .05
3rd                              8.750   6.500        .05
4th                              8.500   6.250        .06
---------------------------------------------------------
                                                     $.21


STOCK TRANSFER AGENT AND
REGISTRAR
Harris Trust & Savings Bank
Chicago, Illinois

INDEPENDENT PUBLIC
ACCOUNTANTS
Arthur Andersen LLP
Chicago, Illinois

GENERAL COUNSEL
Bell, Boyd & Lloyd
Chicago, Illinois

CORPORATE OFFICES
Lindberg Corporation
6133 N. River Road, Suite 700
Rosemont, Illinois 60018
(847) 823-2021


STOCKHOLDER INFORMATION

ANNUAL MEETING
The annual stockholders' meeting will be held on Friday, April 26, 1996 at 9 a.m., in the auditorium at Riverway, 6133 N. River Road, Rosemont, Illinois. A formal notice of the meeting will be mailed to stockholders on or about
April 1, 1996.

FORM 10-K
A copy of the company's Annual Report to the Securities and Exchange Commission (Form 10-K), for the year ended December 31, 1995, is available to any stockholder upon written request to the Secretary of the Company, 6133 N. River Road, Suite 700, Rosemont, Illinois, 60018.

[RECYCLED LOGO]
Printed on recycled paper