Form 10-K405, Exhibit 13
period 1996-12-31
LINDBERG CORP /DE/
filed 1997-03-26
CIK 59593

                                                                   EXHIBIT 13



FINANCIAL HIGHLIGHTS


Years Ended December 31,                                 1996       1995
------------------------------------------------------------------------

OPERATIONS (in thousands of dollars)
Net Sales                                            $114,020   $122,004
Net Earnings                                            5,016      5,635

------------------------------------------------------------------------

FINANCIAL POSITION (in thousands of dollars)
Total Assets                                         $ 78,095   $ 73,122
Total Debt                                             21,714     19,101
Stockholders' Equity                                   33,047     29,182
Debt/Capitalization Ratio                                  40%        40%
Return on Average Stockholders' Equity                     16%        21%

------------------------------------------------------------------------

PER SHARE DATA
Net Earnings                                         $   1.03   $   1.18
Cash Dividends                                            .29        .25
Book Value                                               6.91       6.17

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITIONS:

During 1996, the Company's level of borrowings increased by $2.6 million to $21.7 million at year-end from $19.1 million at December 31, 1995. Despite the year-over-year increase in borrowings, the ratio of debt to total capitalization was unchanged from 1995, closing 1996 at 40%.

     A significant factor in the increased borrowing levels in 1996 was the use of debt to fund the $2.3 million purchase price for the acquisition of assets of Vac-Hyd, based near Los Angeles, in May 1996. At the close of 1996, a note payable of $901,000 remained to be paid from this transaction, while $1.4 million paid at the closing in May had been funded through bank borrowings.

     Another main use of funds was capital expenditures. A total of $8.3 million was spent on capital projects in 1996, as compared to $6.7 million in 1995. This was a 24% increase over the prior year. The 1996 figure excludes funds used in the purchase of Vac-Hyd.

     Capital investments throughout the company in 1996 were made to largely accommodate new sales opportunities or to replace/upgrade facilities and equipment. Approximately 10% of the total capital spending related to SP 2000 projects - slightly less than the percentage for 1995. The addition of a new thixomolding production cell represented 11% of the total capital figure. Other major projects included new furnace installations at several of the Company's heat treating facilities and equipment to be used for the manufacture of a new part at Impact Industries ("Impact"). For 1997, the Company expects its outlays for capital projects in its current businesses to approximate the 1996 level.

     Levels of working capital associated with accounts receivable, inventory and accounts payable were, in the aggregate, lower at year-end 1996 in large part due to the sales volume reduction that was experienced during the year.

     During 1996, the Company made cash outlays related to certain environmental related matters. These outlays largely included costs for consulting/engineering, legal support and, in certain cases, site remediation. The Company believes it will continue to need to make such expenditures in the future, but that such cash outlays will continue to have a limited effect on its financial position and liquidity.

     On October 23, 1996, the Board of Directors declared a cash dividend of $.08 on each share of the Company's common stock. This dividend increased by $.01, or 14%, from the dividend paid in the previous quarter. For the calendar year 1996, $1.4 million was paid to stockholders in total cash dividends as compared to $1.2 million in 1995. At a rate of $.08 per quarter, approximately $1.5 million in cash dividends will be paid annually.

     Funds generated through operations largely accommodated the above cash requirements, in combination with the increase in borrowings. In addition, the Company received $1.0 million in cash in December 1996 from the sale of the assets of its wire belting operation. The Company held a receivable of $1.1 million at the close of the year also related to that sale.

     Effective February 20, 1996, the Company expanded the revolving credit facility it maintains with two banks to $25.0 million from $20.0 million. At year-end 1996, as total borrowings against the facility were $10.7 million, the Company had $14.3 million of unused credit available.

     The Company believes that its borrowing capacity and funds generated through operations will be sufficient to meet currently foreseen capital investment and working capital needs in support of existing business both in 1997 and in the longer term.

OF RESULTS OF OPERATIONS: 1996 VERSUS 1995

Net sales for the Company decreased 7% to $114.0 million in 1996 from $122.0 million in 1995. The decrease in sales resulted from a falloff in revenues within the Precision Products business segment, which more than offset an increase registered by the Heat Treating segment.

     The Heat Treating segment recorded 7% higher sales in 1996, increasing from $67.7 million in 1995 to $72.6 million in 1996. Within this segment's overall increase, results were mixed with some operations showing gains while others reported lower sales. In general, growth related to SP 2000 projects, the acquisition of Vac-Hyd and a strong commercial aerospace market were important contributors to the sales improvement.

     The Precision Products segment sales fell 24% to $41.4 million in 1996 from $54.3 million in 1995. While the decrease was shared by each operation within the segment to a degree, the primary cause of the overall decline was a significant falloff in sales at the Company's Impact operation.

     Sales were lower at Impact in 1996 for the following primary reasons. Business levels in the first six months of 1995 reflected strong customer demand generally, which trended lower into 1996 thereby contributing to the overall unfavorable sales comparision. Also in 1995, sales to certain customers were discontinued as the year progressed. This occurred partially due to a planned shedding of sales which were providing lower than acceptable returns. In addition, during the second half of 1996, certain production parts were eliminated by existing customers for model changeover purposes which adversely affected Impact's sales as well. Finally, a portion of the sales shortfall related to a decline in the price of aluminum in 1996 from 1995, which is reflected to a degree in the prices billed to customers.

     As a result of the above issues, revenue trended lower in

1996 as new production parts were not obtained to replace the lost sales as outlined above, despite ongoing marketing and quoting related efforts. The Company expects that sales at this operation will not show material improvement in the near term given normal lead times for new part production in the event new customer orders are received.

     Overall, the Company's gross profit percentage was essentially unchanged in 1996 as compared to 1995. This resulted primarily from a shifting in the mix of the Company's overall business towards heat treating in 1996, which operates at higher gross profits. In 1996, 64% of sales were heat treating related while 56% of sales were from heat treating in 1995.

     From a business segment standpoint, the Heat Treating segment recorded 14% higher operating earnings in 1996. However, primarily due to the reduction in sales within Precision Products/Impact discussed above and weak operating performance therein, the Precision Product segment did not contribute to the Company's overall earnings in 1996.

     Selling and administrative expenses were lowered 5% to $14.2 million in 1996 from $14.9 million in 1995, consistent with the reduced sales. As a percentage of sales, selling and administrative expenses were unchanged at 12% in 1996 as compared to the prior year.

     Interest expense decreased to $1.5 million in 1996 from $1.7 million in 1995 mainly as a result of lower interest rates during the year.

     Results in 1995 also included a $615,000 gain related to a fire at the Company's facility in Ohio in late 1994. The complete destruction of one major piece of equipment and subsequent capitalization of a new furnace resulted in an involuntary conversion gain reported as other income.

     Reflecting the above items, and with no change in the Company's effective income tax rate in 1996 from 1995, the Company's net earnings fell to $5.0 million, or $1.03 per share, in 1996 from $5.6 million, or $1.18 per share, in 1995.

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

     The Heat Treating segment recorded a 13% sales increase for the year while the Precision Products segment, excluding the effect of Impact, registered a 7% advance. Sales during the year were strong in the first quarter, then generally softened through the remaining three quarters. This reflected primarily a slowdown in the rates of order activity with automotive and consumer products related customers.

     Inclusion of Impact for the full year raised the overall level of business with automotive markets for the Company to an estimated 35% from 30% in 1994. Additionally, a significant increase in work in 1995 from one of Impact's major customers, a producer of automotive electronic components, raised the amount of business for that firm to about 20% of total Precision Products segment revenues.

     For 1995, the Company's gross profit margin percentage declined slightly from the 1994 level. Contributing factors in the lower margin were the inclusion of Impact (which operates at a lower margin) for the full year in 1995, reduced productivity within certain Precision Products operations early in the year resulting from efforts to keep up with a high level of customer demand, and poor results later in 1995 at Impact related to establishing production lines for the new work mentioned earlier.

     From a business segment standpoint, operating earnings improved by 40% within the Heat Treating business. However, despite the increase in sales within the Precision Products segment, largely related to Impact, operating earnings fell 27% for the segment due to the poor operating and productivity results discussed above.

     For the year, however, total Company operating margins improved to 9% in 1995 from 8% in the prior year as selling and administrative expenses were lowered in relation to sales. While this category of expense grew 13% in 1995, inclusion of Impact for the full year accounted for about 40% of the increase.

     Interest expense increased to $1.7 million in 1995 from $891,000 in 1994. This reflected primarily a full year of borrowings related to the acquisition of Impact, use of cash during the year to fund restoration efforts concerning the aforementioned fire in Ohio and a higher interest rate environment for much of the year. As the Company fixed the rates on senior notes issued in November 1995, which represented about half its borrowings at year-end 1995, it became somewhat less subject to the effects of subsequent fluctuations in interest rates.

     Related to the fire in Ohio, as previously discussed, an accounting gain of $615,000 was reported as other income in 1995.

     Reflecting the above, the Company's net earnings rose to $5.6 million, or $1.18 per share in 1995, from $4.4 million, or $.92 per share in 1994.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS


For the Years Ended December 31,                         1996           1995           1994
-------------------------------------------------------------------------------------------
NET SALES                                        $114,020,042   $122,003,921   $ 99,858,339
Cost of Sales                                     (90,787,860)   (96,836,387)   (78,616,439)
-------------------------------------------------------------------------------------------
Gross Profit                                       23,232,182     25,167,534     21,241,900

Selling and Administrative Expenses               (14,158,902)   (14,946,085)   (13,183,820)
Equity in Earnings of Partnership                     892,822        301,195         54,187
-------------------------------------------------------------------------------------------
Operating Earnings                                  9,966,102     10,522,644      8,112,267

Other Income (Expense):
Interest Expense                                   (1,535,438)    (1,703,041)      (891,455)
Interest Income                                             -         34,930         77,998
Gain on Asset Conversion                                    -        615,242              -
-------------------------------------------------------------------------------------------
Earnings Before Income Taxes                        8,430,664      9,469,775      7,298,810
Provision for Income Taxes                         (3,414,272)    (3,835,259)    (2,924,436)
-------------------------------------------------------------------------------------------
NET EARNINGS                                     $  5,016,392   $  5,634,516   $  4,374,374
===========================================================================================

-------------------------------------------------------------------------------------------
NET EARNINGS PER SHARE                           $       1.03   $       1.18   $        .92
===========================================================================================



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                                                  Underfunded
For the Years Ended December 31,       Common       Additional      Retained      Treasury  Pension Liability
1996, 1995 and 1994                    Shares  Paid-In Capital      Earnings        Shares         Adjustment         Total
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993        $14,183,493      $1,545,790   $11,176,703   $(5,487,441)         $(263,978)  $21,154,567
---------------------------------------------------------------------------------------------------------------------------

Net Earnings                                                      4,374,374                                      4,374,374
Dividends Paid                                                     (989,237)                                      (989,237)
Exercise of Stock Options                             (14,190)                     81,784                           67,594
Pension Adjustment                                                                                    61,218        61,218
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994         14,183,493       1,531,600    14,561,840    (5,405,657)          (202,760)   24,668,516
---------------------------------------------------------------------------------------------------------------------------

Net Earnings                                                      5,634,516                                      5,634,516
Dividends Paid                                                   (1,181,054)                                    (1,181,054)
Exercise of Stock Options                             (19,494)                     58,619                           39,125
Pension Adjustment                                                                                    21,332        21,332
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995         14,183,493       1,512,106    19,015,302    (5,347,038)          (181,428)   29,182,435
---------------------------------------------------------------------------------------------------------------------------

Net Earnings                                                      5,016,392                                      5,016,392
Dividends Paid                                                   (1,379,120)                                    (1,379,120)
Exercise of Stock Options                             (18,700)                    292,387                          273,687
Pension Adjustment                                                                                   (46,492)      (46,492)
---------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996        $14,183,493      $1,493,406   $22,652,574   $(5,054,651)         $(227,920)  $33,046,902
==========================================================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS


 For the Years Ended December 31,                                           1996          1995
----------------------------------------------------------------------------------------------
 ASSETS
 CURRENT ASSETS:
 Cash                                                                $    51,992   $   200,171
 Receivables, Less Allowance for Doubtful Accounts
    of $433,000 in 1996 and $328,000 in 1995                          15,419,945    17,099,688
 Inventories                                                           3,021,508     4,937,987
 Prepaid and Refundable Income Taxes                                   1,687,534     1,060,546
 Note Receivable                                                       1,102,600             -
 Prepaid Expenses                                                      3,543,863     1,980,913
 Other Current Assets                                                  1,201,556     1,102,592
----------------------------------------------------------------------------------------------
      Total Current Assets                                            26,028,998    26,381,897

 PROPERTY AND EQUIPMENT:
 Land                                                                  2,165,204     2,165,204
 Buildings and Improvements                                           20,115,658    18,923,762
 Machinery and Equipment                                              78,757,461    74,839,890
 Construction in Progress                                              3,062,236       965,625
----------------------------------------------------------------------------------------------
    Total Property and Equipment                                     104,100,559    96,894,481
 Less-Accumulated Depreciation                                       (59,137,724)  (56,153,951)
----------------------------------------------------------------------------------------------
    Net Property and Equipment                                        44,962,835    40,740,530
 Goodwill                                                              2,973,212     2,755,736
 Investment in Partnership                                             1,607,632       914,810
 Other Non-Current Assets                                              2,521,855     2,328,902
----------------------------------------------------------------------------------------------
TOTAL ASSETS                                                         $78,094,532   $73,121,875
==============================================================================================

----------------------------------------------------------------------------------------------
LIABILITIES
CURRENT LIABILITIES:
Current Maturities on Long-Term Debt                                 $    53,565   $    83,286
Note Payable                                                             901,437             -
Accounts Payable                                                       5,553,376     6,726,972
Accrued Expenses:
   Salaries and Wages                                                  1,559,913     1,619,228
   Taxes, Other Than Income                                              663,532       994,386
   Employee Insurance and Benefits                                     1,530,348     1,107,089
   Utilities                                                             662,013       566,470
   Other                                                               1,688,422     2,093,037
----------------------------------------------------------------------------------------------
      Total Current Liabilities                                       12,612,606    13,190,468

NON-CURRENT LIABILITIES:
Deferred Income Taxes                                                  6,847,504     6,114,508
Long-Term Debt (Less Current Maturities)                              20,759,150    19,018,285
Accrued Pension                                                        3,148,114     2,702,295
Other Non-Current Liabilities                                          1,680,256     2,913,884
----------------------------------------------------------------------------------------------
   Total Non-Current Liabilities                                      32,435,024    30,748,972

STOCKHOLDERS' EQUITY:
Common Shares, $2.50 par value:
   Authorized 12,000,000 shares in 1996 and 1995
   Issued 5,673,397 shares in 1996 and 1995                           14,183,493    14,183,493
Additional Paid-In Capital                                             1,493,406     1,512,106
Retained Earnings                                                     22,652,574    19,015,302
Treasury Shares (894,256 in 1996 and 946,006 in 1995), at Cost        (5,054,651)   (5,347,038)
Underfunded Pension Liability Adjustment                                (227,920)     (181,428)
----------------------------------------------------------------------------------------------
   Total Stockholders' Equity                                         33,046,902    29,182,435
----------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $78,094,532   $73,121,875
==============================================================================================



The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,                                                              1996            1995            1994
----------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Earnings                                                                            $5,016,392      $5,634,516      $4,374,374
Adjustments to Reconcile Net Earnings to Net Cash Provided by Operating Activities:
 Depreciation                                                                            5,543,009       5,222,620       4,455,002
 Equity Earnings, Net of Cash Distributions                                               (692,822)       (301,195)        (54,187)
 Goodwill Amortization                                                                     102,262          91,528          61,019
 Increase (Decrease) in Deferred Taxes                                                     732,996        (376,879)        728,031
 Gain from Asset Conversion                                                                      -        (615,242)              -
 Change in Assets and Liabilities:
   Receivables                                                                           2,199,292        (347,794)     (1,306,809)
   Inventories                                                                             993,879        (606,720)     (1,449,766)
   Prepaid and Refundable Income Taxes                                                    (626,989)        966,601         336,078
   Prepaid Expenses and Other Current Assets                                            (1,644,369)       (618,147)       (221,689)
   Accounts Payable                                                                     (1,173,596)     (1,554,676)      2,131,278
   Accrued Expenses                                                                       (760,630)     (1,115,905)       (918,272)
   Other                                                                                (1,455,531)        244,931        (712,886)
----------------------------------------------------------------------------------------------------------------------------------
 Total Adjustments to Reconcile Net Earnings to Net Cash
 Provided by Operating Activities                                                        3,217,501         989,122       3,047,799
----------------------------------------------------------------------------------------------------------------------------------
 Net Cash Provided by Operating Activities                                               8,233,893       6,623,638       7,422,173
----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital Expenditures                                                                    (8,252,348)     (6,653,625)     (6,194,914)
Investment in Thixomat, Inc.                                                               (37,625)              -               -
Cash Received for Sale of Wire Belt Operation                                            1,000,000               -               -
Payment for Purchase of Vac-Hyd                                                         (2,325,560)              -               -
Proceeds from Note Receivable for Sales of International Affiliate                               -               -         484,000
Proceeds from Notes Receivable for Sales of Heat Treat Facilities                                -         400,000       1,504,350
Payment for Purchase of Impact Industries, Inc., Net of Cash Acquired                            -               -      (5,497,106)
Payment for Purchase of H&H Heat Treating, Inc., Net of Cash Acquired                            -               -        (474,800)
----------------------------------------------------------------------------------------------------------------------------------
 Net Cash Used in Investing Activities                                                  (9,615,533)     (6,253,625)    (10,178,470)
----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Net Borrowings (Payments) Under Revolving Credit Agreement                               1,800,000      (2,700,000)      3,900,000
Note Payable                                                                               901,437               -               -
Borrowings Under Senior Note Agreement                                                           -      10,000,000               -
Borrowings Under Bank Term Loan                                                                  -               -       7,000,000
Payments on Bank Term Loan                                                                       -      (6,300,000)       (700,000)
Payments on Other Long-Term Debt                                                                 -               -         (80,000)
Repayment of Long-Term Debt of Impact Industries, Inc.                                           -               -      (6,411,633)
Payments of Capital Lease Obligations                                                      (88,856)        (99,848)        (62,433)
Dividends Paid                                                                          (1,379,120)     (1,181,054)       (989,237)

----------------------------------------------------------------------------------------------------------------------------------
 Net Cash Provided by (Used in) Financing Activities                                     1,233,461        (280,902)      2,656,697
----------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH                                                           (148,179)         89,111         (99,600)

Cash at Beginning of Year                                                                  200,171         111,060         210,660
----------------------------------------------------------------------------------------------------------------------------------
Cash at End of Year                                                                     $   51,992      $  200,171     $   111,060
==================================================================================================================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest Paid                                                                           $1,673,404      $1,716,640     $   857,978
Income Taxes Paid                                                                        3,235,993       3,287,073       2,111,777

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Contribution of Assets to Partnership                                                            -               -         559,429

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


For the Years Ended December 31, 1996, 1995 and 1994

NOTE 1. ACCOUNTING POLICIES
A. NATURE OF OPERATIONS The company serves metal-using and metal-working industries, providing commercial heat treating and manufacturing precision metal products, primarily specialized castings of aluminum and magnesium.

B. PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Lindberg Corporation and its subsidiary. Significant intercompany balances and transactions have been eliminated.
     The company's 50% share of a heat treating partnership is carried at cost plus equity in undistributed earnings since the partnership formation on July 1, 1994.

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

F. EARNINGS PER SHARE Earnings per share are based on the weighted average number of shares outstanding and common share equivalents of dilutive stock options. Shares used in the calculations for the years ended December 31, 1996, 1995 and 1994 were 4,869,702, 4,763,491 and 4,757,867, respectively.

G. USE OF ESTIMATES The preparation of these financial statements, in conformity with generally accepted accounting principles, required the use of certain estimates by management in determining the company's assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

H. IMPAIRMENT OF LONG-LIVED ASSETS Effective January 1, 1996, the company adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121). The provisions of SFAS 121 require a review of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The company does not believe that any impairment of long-lived assets has occurred, and, therefore, the adoption of SFAS 121 did not have any effect on the company's statements of earnings in 1996.

I. RECLASSIFICATIONS Certain prior period amounts have been reclassified to be consistent with the 1996 presentation.

NOTE 2.  ACQUISITIONS
On April 29, 1994, the company acquired all of the outstanding shares of Rexcorp U.S. Inc. and its wholly-owned subsidiary Impact Industries, Inc., paying $5.5 million in cash and retiring its $6.4 million of outstanding debt. The results of operations since April 29, 1994 are included in the totals of the company.
     On November 30, 1994, the company acquired all of the outstanding shares of H&H Heat Treating, Inc. for $500,000. The results of operations since November 30, 1994 are included in the totals of the company.
     On May 31, 1996, the company acquired the assets of Vac-Hyd for $2.3 million, which included cash and a note payable. Vac-Hyd is a heat treating facility located in the Los Angeles area. The results of operations since May 31, 1996 are included in the totals of the company.


NOTE 3.  INVENTORIES
     The components of inventory are as follows: (in thousands)

   --------------------------------------------------------------------------
                                                                 1996    1995
   --------------------------------------------------------------------------
   Raw material                                                $  727  $1,998
   Work in process                                              1,754   2,352
   Finished goods                                                 541     588
   --------------------------------------------------------------------------
                                                               $3,022  $4,938
   --------------------------------------------------------------------------



NOTE 4.  INCOME TAXES
The major components of the provision for income taxes for 1996, 1995 and 1994 are as follows: (in thousands)

-------------------------------------------------------------------------
                              Current          Deferred             Total
-------------------------------------------------------------------------
1996 Federal                   $2,271              $378            $2,649
     State                        622                72               694
     Canadian                      54                17                71
-------------------------------------------------------------------------
                               $2,947              $467            $3,414
-------------------------------------------------------------------------
1995 Federal                   $2,816              $242            $3,058
     State                        735                42               777
-------------------------------------------------------------------------
                               $3,551              $284            $3,835
-------------------------------------------------------------------------
1994 Federal                   $1,933              $402            $2,335
     State                        510                79               589
-------------------------------------------------------------------------
                               $2,443              $481            $2,924
-------------------------------------------------------------------------

The provision for income taxes includes deferred tax expense/ (benefit) resulting from timing differences in the recognition of revenue and expense for tax and financial statement purposes. The sources of these differences and the tax effect of each are as follows: (in thousands)

-----------------------------------------------------------------------------
                                                1996         1995        1994
-----------------------------------------------------------------------------
Depreciation                                     $66          $89         $49
Restructuring activities                           -          385         402
Environmental control activities                 241         (370)         57
Other                                            160          180         (27)
-----------------------------------------------------------------------------
                                                $467         $284        $481
-----------------------------------------------------------------------------


The differences between the provision for income taxes at the statutory rate and that shown in the consolidated statements of earnings are summarized as follows: (in thousands)

------------------------------------------------------------------------------
                                              1996          1995          1994
------------------------------------------------------------------------------
Consolidated pretax earnings
 at statutory rate                          $2,866        $3,220        $2,482
State income taxes, net of
 federal tax benefit                           458           513           389
Other                                           90           102            53
------------------------------------------------------------------------------
                                            $3,414        $3,835        $2,924
------------------------------------------------------------------------------


Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax liabilities and assets at December 31, 1996, 1995 and 1994 are as follows: (in thousands)

------------------------------------------------------------------------------
                                                                1996      1995
------------------------------------------------------------------------------
  Deferred Tax Liabilities:
  Tax depreciation over book                                 $(7,452)  $(7,520)
  Other liabilities                                             (398)     (377)
------------------------------------------------------------------------------
   Total Deferred Tax Liabilities                             (7,850)   (7,897)
------------------------------------------------------------------------------

  Deferred Tax Assets:
  Restructuring activities                                        --        --
  Reserves not deducted for tax                                  829     1,605
  Employee benefit provisions in
   excess of cash payments                                     1,266     1,471
  Other assets                                                   324       276
------------------------------------------------------------------------------
   Total Deferred Tax Assets                                   2,419     3,352
------------------------------------------------------------------------------
   Net Deferred Tax Liability                                $(5,431)  $(4,545)
------------------------------------------------------------------------------

  Included in Balance Sheet in:
  Prepaid and Refundable Income Taxes                         $1,417    $1,570
  Deferred Income Taxes                                       (6,848)   (6,115)
------------------------------------------------------------------------------
                                                             $(5,431)  $(4,545)
------------------------------------------------------------------------------


NOTE 5.  DEBT
    Long-term debt consists of the following: (in thousands)

------------------------------------------------------------------------------
                                                                1996      1995
------------------------------------------------------------------------------
  Senior notes                                               $10,000   $10,000
  Revolving credit                                            10,700     8,900
  Note payable                                                   901        --
  Capital lease agreements                                       113       201
------------------------------------------------------------------------------
                                                              21,714    19,101
  Less-current maturities                                       (955)      (83)
------------------------------------------------------------------------------
                                                             $20,759   $19,018
------------------------------------------------------------------------------

In April 1994, the company entered into an unsecured revolving credit agreement with two banks which provided for a line of credit of $20,000,000 and a term loan of $7,000,000.
     In November 1995, the company refinanced its debt. Ten million dollars of senior notes were issued, the proceeds of which were used to retire the outstanding balance of the company's term loan and a portion of the outstanding balance on its revolving credit facility. The notes bear interest at 7.16% annually and have a seven-year final maturity. Equal annual principal payments on the notes commence on the third anniversary of closing and continue on each anniversary date through the life of the notes.
     In February 1996, the company amended its revolving credit agreement to expand its line of credit by $5,000,000, to $25,000,000. The agreement will expire in April 1999 unless renewed. The company may choose from two interest rate alternatives - the bank's reference rate (prime rate) and a rate based on the Eurodollar. The effective interest rate for the credit agreement was 6.7% and 7.6% during 1996 and 1995, respectively, and 6.5% and 7.1% at year-end 1996 and 1995, respectively.
     The revolving credit and senior note agreements contain various covenants which, among others, restrict the ability of the company to pay dividends beyond certain limits and require the company to meet certain financial ratios.
     The company also has a second agreement which provides for the issuance of letters of credit, up to a maximum of $5,000,000. At December 31, 1996, a $4,500,000 letter of credit was issued in accordance with an insurance agreement.
     Annual maturities of long-term debt, excluding the revolving credit agreement, for the five years following December 31, 1996 are $955,000, $2,059,000, $2,001,000, $2,000,000 and $2,000,000, respectively.

NOTE 6.  LEASES
The company has a number of lease agreements related to the rental of production and administrative facilities and equipment. These leases are of varying terms and extend as far as the year 2007. The company capitalizes all significant leases which qualify as capital leases.
     The following is a schedule of estimated future minimum rental payments required under leases that have initial or remaining noncancelable terms in excess of one year as of December 31, 1996: (in thousands)


---------------------------------------------------------------------------
                                                  Operating         Capital
                                                     Leases          Leases
---------------------------------------------------------------------------

1997                                                 $1,414            $ 70
1998                                                  1,346              53
1999                                                  1,276               1
2000                                                    839               -
2001                                                    349               -
Thereafter                                            1,163               -
---------------------------------------------------------------------------
Total minimum payment required                       $6,387             124
                                                     ------
Less imputed interest                                                   (11)
                                                                       ----
Present value of minimum lease payments                                $113
---------------------------------------------------------------------------




Sublease income of $109,000 is due in each of the next five years.

     The total rent expense for 1996, 1995 and 1994 was $1,610,000, $1,298,000 and $960,000, respectively.

NOTE 7. EMPLOYEE BENEFITS
The company and its subsidiary have various defined benefit pension plans covering many of their employees. The pension expense related to these plans for 1996, 1995 and 1994 was $455,000, $31,000 and $237,000, respectively, which included amortization of past service cost over 30 years. The standards utilized by the company to fund the pension plans satisfy the minimum funding requirements under the provisions of ERISA.
     Net periodic pension cost for 1996, 1995 and 1994 included the following components: (in thousands)

--------------------------------------------------------------------------------------------------
                                        1996                       1995                       1994
--------------------------------------------------------------------------------------------------
Service cost - benefits earned
 during the period                    $  776                     $  533                     $  670
Interest cost on projected
 benefit obligations                   1,158                      1,076                      1,071
Return on plan assets                 (2,436)                    (3,194)                       161
Net amortization and deferral            957                      1,616                     (1,665)
--------------------------------------------------------------------------------------------------
                                      $  455                     $   31                     $  237
--------------------------------------------------------------------------------------------------


     Table 1 summarizes the funded status of the plans and provides a reconciliation to the long-term pension liability recorded on the company's consolidated balance sheets at December 31, 1996 and 1995.



Table 1: Reconciliation of Funded Status (in thousands)
-----------------------------------------------------------------------------------------------
                                          Assets         Accumu-          Assets        Accumu-
                                          Exceed           lated          Exceed          lated
                                         Accumu-        Benefits         Accumu-       Benefits
                                           lated          Exceed           lated         Exceed
                                        Benefits          Assets        Benefits         Assets
                                                   1996                           1995
-----------------------------------------------------------------------------------------------
Actuarial present value
 of benefit obligations:
 Vested benefit obligations            $(10,807)        $(1,805)       $(10,559)       $(1,775)
-----------------------------------------------------------------------------------------------
Accumulated benefit
 obligations                            (11,295)         (2,028)        (11,023)        (1,844)
-----------------------------------------------------------------------------------------------
Projected benefit obligations           (14,593)         (2,255)        (14,179)        (1,960)
Plan assets at fair value                17,592             714          16,163            606
-----------------------------------------------------------------------------------------------
Plan assets in excess of
 (or less than) projected
 benefit obligations                      2,999          (1,541)          1,984         (1,354)
Unrecognized net (gain) loss             (2,452)            619          (1,082)           432
Unrecognized net (assets) obli-
 gations amortized over average
 remaining service period of
 the employee workforce                  (1,100)            109          (1,274)           137
Unrecognized prior
 service cost                               269             238             286            240
Long-term balance
 sheet liability                              -            (738)              -           (693)
-----------------------------------------------------------------------------------------------
Long-term pension liability               $(284)        $(1,313)           $(86)       $(1,238)
-----------------------------------------------------------------------------------------------



     The discount rate used in determining the projected benefit obligation was 7.50% in 1996 and 7.25% in 1995. The rate of increase in future compensation levels and the expected long-term rate of return on assets were 5.0% and 9.0%, respectively, in both 1996 and 1995.
     Effective January 1, 1995, the defined benefit pension plan was closed to new enrollment. In its place, the company established a 401(k) defined contribution plan available to all its employees. The company also administers and contributes to a 401(k) savings plan previously available at Impact. The company matches 50% of the participants' contributions up to 4% of compensation. Additionally, the company also contributes one percent of each employee's compensation for all employees who joined the company on or after January 1, 1995, have six months of service, and who are still participants in the 401(k) savings plan at the end of the year. The company made distributions for contributions and related expenses of $544,000, $499,000 and $72,000 to these defined contribution plans in 1996, 1995 and 1994, respectively.
     The company provides no other postretirement benefits other than the benefit plans listed above.

NOTE 8. STOCK OPTIONS
In 1991, the Board of Directors and stockholders approved a stock option plan for key employees. The plan provides for the issuance, from time to time, of options to purchase shares of the company's common stock at prices not less than 100% of the fair market value of the stock at the time an option is granted. In 1995, the plan was amended to increase the reserve of common stock available for issuance upon the exercise of options to 675,000 shares. The following table summarizes information as to options granted, exercised, cancelled and outstanding under this plan and options still available under a similar plan which expired in 1991.


-------------------------------------------------------------------------------
                                                                 Average Option
                                             Shares             Price per Share
-------------------------------------------------------------------------------
Outstanding, December 31, 1993              263,500                       $5.61
Options granted during year                  89,500                        7.52
Options exercised during year               (14,475)                       4.67
Options cancelled during year               (20,125)                       5.37
-------------------------------------------------------------------------------
Outstanding, December 31, 1994              318,400                        6.20
Options exercised during year               (10,375)                       3.77
Options cancelled during year                (1,250)                       4.63
-------------------------------------------------------------------------------
Outstanding, December 31, 1995              306,775                        6.29
Options granted during year                  72,900                        7.50
Options exercised during year               (51,750)                       5.29
Options cancelled during year                (9,700)                       7.30
-------------------------------------------------------------------------------
Outstanding, December 31, 1996              318,225                       $6.70
-------------------------------------------------------------------------------


The company adopted the disclosure-only option under SFAS 123, "Accounting for Stock Based Compensation" (SFAS 123), as of December 31, 1996. As such, the company continues to account for employee stock options under APB Opinion 25, as permitted under generally accepted accounting principles. Accordingly, no compensation cost has been recognized in the accompanying financial statements related to these options. Had compensation cost for these plans been determined consistent with SFAS 123, the company's net earnings and net earnings per share would reflect the following: (in thousands, except per share data)


--------------------------------------------------------------
                                                          1996
--------------------------------------------------------------
 Net Earnings:                       As Reported        $5,016
                                     Pro Forma          $4,922
--------------------------------------------------------------
 Net Earnings Per Share:             As Reported        $ 1.03
                                     Pro Forma          $ 1.01
--------------------------------------------------------------


Since SFAS 123 does not apply to options granted prior to January 1, 1995, the pro forma disclosure is not likely to be indicative of pro forma results which may be expected in future years.
     The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model with the following weighted-average assumptions: a risk-free interest rate of 6.5 percent; a 3.2 percent distribution yield; and an average expected life of 5 years. The options granted to employees in 1996 vest ratably over 4 years. The fair value of options granted during 1996 was calculated to be $2.83.
     In 1991, the stockholders approved a stock option plan for members of the Board of Directors who are not employees of the company, covering a maximum of 72,000 shares. Under the terms of this plan, options to purchase an aggregate of 45,000 shares have been granted. The average exercise price for these options is $6.90 per share. At December 31, 1996, 27,000 shares were available for future grant.

NOTE 9.  QUARTERLY FINANCIAL DATA (UNAUDITED)
Summarized quarterly financial data for 1996 and 1995 are shown in Table 2.

NOTE 10.  BUSINESS SEGMENT INFORMATION
The company is engaged in Heat Treating and Precision Products industry segments. Through its Heat Treating segment, it provides commercial heat treating to the agricultural and construction equipment, automotive and truck, aerospace, consumer products, defense and metal products industries.
     The Precision Products segment produces specialized castings of aluminum and magnesium. The products are used mainly in the automotive, construction and agricultural equipment, electronics, consumer products and defense industries.




Table 2: Quarterly Financial Data (Unaudited)
(in thousands of dollars except for per share amounts)

------------------------------------------------------------------
Quarter                          Net    Gross       Net   Earnings
Ended                          Sales   Profit  Earnings  Per Share
------------------------------------------------------------------
1996
March 31                     $29,502   $5,931    $1,242      $ .26
June 30                       30,339    6,396     1,473        .30
September 30                  26,759    5,549     1,068        .22
December 31                   27,420    5,356     1,233        .25
------------------------------------------------------------------
                            $114,020  $23,232    $5,016      $1.03
------------------------------------------------------------------
1995
March 31                     $33,580   $6,975    $1,471      $ .31
June 30                       31,376    6,558     1,482        .31
September 30                  27,372    5,311       855        .18
December 31                   29,676    6,324     1,827        .38
------------------------------------------------------------------
                            $122,004  $25,168    $5,635      $1.18
------------------------------------------------------------------



     Intersegment and export sales are insignificant. Operating earnings are defined as sales and other income directly related to a segment's operations, less operating expenses. Identifiable assets by segment are those assets used in the company's operations in that segment. Corporate assets are principally notes receivable, prepaid expenses and property and equipment.
     Table 3 sets forth certain financial information for the years ended 1996, 1995 and 1994.

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




Table 3: Business Segment Information (in thousands)
-------------------------------------------------------------------------------------------------
                                         Net  Operating  Identifiable  Depreciation       Capital
                                       Sales   Earnings        Assets       Expense  Expenditures
-------------------------------------------------------------------------------------------------
1996
Heat Treating                       $ 72,629   $ 12,877      $ 41,999       $ 3,596       $ 4,389
Precision Products                    41,391         77        29,622         1,900         3,854
Corporate                                  -     (2,988)        6,474            47             9
-------------------------------------------------------------------------------------------------
                                    $114,020   $  9,966      $ 78,095       $ 5,543       $ 8,252
-------------------------------------------------------------------------------------------------
1995
Heat Treating                       $ 67,729   $ 11,313      $ 37,786       $ 3,316       $ 3,923
Precision Products                    54,275      2,119        30,744         1,854         2,670
Corporate                                  -     (2,909)        4,592            53            61
-------------------------------------------------------------------------------------------------
                                    $122,004   $ 10,523      $ 73,122       $ 5,223       $ 6,654
-------------------------------------------------------------------------------------------------
1994
Heat Treating                       $ 59,755   $  8,054      $ 35,572       $ 3,099       $ 4,260
Precision Products                    40,103      2,906        29,243         1,287         1,848
Corporate                                  -     (2,848)        5,707            69            87
-------------------------------------------------------------------------------------------------
                                    $ 99,858   $  8,112      $ 70,522       $ 4,455       $ 6,195
-------------------------------------------------------------------------------------------------

NOTE 12.  RELATED PARTY
The company holds a 14% equity interest in Thixomat, Inc., a company formed to promote and commercialize Thixomolding(TM) technology. The Chairman of Thixomat serves on the Board of Directors of Lindberg, and is also the President and Chief Executive Officer of University Science Partners, Inc., which holds a 31% equity interest in Thixomat. In addition, Lindberg holds a seat on Thixomat's Board of Directors. At December 31, 1996, the company held a $387,625 equity investment in Thixomat and held a note receivable of $47,000.

NOTE 13. UNCONSOLIDATED PARTNERSHIP (UNAUDITED)
The company's financial statements include the equity in earnings of an unconsolidated 50%-owned heat treating partnership based on financial data as of November 30 and for the twelve months then ended. The partnership was formed on July 1, 1994. This represents the most current information available to the company. Financial information is summarized as follows:

Balance Sheet information as of November 30: (in thousands)

---------------------------------------------------------------------------
                                                    1996               1995
---------------------------------------------------------------------------
Current assets                                      $1,846           $1,333
Current liabilities                                    465              434
Long-term assets                                     2,102              755
Long-term liabilities                                  220              124
---------------------------------------------------------------------------

Income Statement information for the 12 months ending November 30: (in thousands)

-------------------------------------------------------------------------
                                       1996           1995           1994
-------------------------------------------------------------------------
Net sales                            $8,828         $6,032         $2,153
Costs and expenses                    6,595          5,279          2,018
Earnings before taxes                 2,233            753            135
-------------------------------------------------------------------------


NOTE 14.  COMMITMENTS AND CONTINGENCIES
The company is a party to various lawsuits and claims arising in the ordinary course of business. Management, after review and consultation with legal counsel, considers that any liability resulting from these matters would not materially affect the financial condition or results of operations of the company.
     The company's business segments employ some environmentally hazardous materials, including oil and solvents, and have some underground storage tanks. The company has made expenditures to comply with laws and regulations relating to the protection of the environment, including studies, investigations and remediation of ground contamination, and expects to make such expenditures in the future in its efforts to comply with existing and future requirements. While such expenditures to date have not materially affected the company's capital expenditures, competitive position, financial condition, or results of operations, there can be no assurance that more stringent regulation or enforcement in the future will not have such effects.
     In some cases, the company has notified state authorities of a possible need for remediation at sites it previously operated, or currently operates. At all such sites, costs which may be incurred are difficult to accurately predict until the level of contamination is determined, and would be subject to increase if more contamination is discovered during investigation or remediation or if state authorities require more remediation than anticipated. Such costs may be less if the contamination proves to be less than currently expected and to the extent costs are covered by insurance or are allocable to others. During 1996, the company transferred certain properties it previously operated to third parties in exchange for acceptance by said third parties of the liability for future remediation and related costs associated with those properties.
     The company has also been notified by various state and federal governmental authorities that they believe it may be a "potentially responsible party" or otherwise have responsibility with respect to clean-up obligations at certain hazardous and other waste disposal sites which were never owned or operated by the company. In some such cases, the company has effected settlements with the relevant authorities for immaterial amounts. In other such cases, the company is participating in negotiations for settlement with the relevant authorities or other parties believed by the company to be responsible or has notified the authorities that it denies responsibility for clean-up obligations. Management believes that the ultimate outcome will not have a material effect on the company's financial condition or results of operations.
     At December 31, 1996, the company had reserves of approximately $800,000 to cover future anticipated costs. The company has estimated a range of costs in establishing these reserves. Such reserves give no effect to possible recoveries from insurers or other potentially responsible parties nor do they reflect any discount for the several years over which investigation or remediation amounts may be paid out.

NOTE 15.  STOCKHOLDER RIGHTS PLAN
In 1996, the company declared a dividend distribution of one common share purchase right on each outstanding share of common stock. The rights become exercisable after a person or group acquires beneficial ownership of 20% or more of the common stock of the company or publicly announces a tender offer or exchange offer for 20% or more of the common stock. Initially, each right will entitle its holder to buy one share of common stock of the company at an exercise price of $40 per share. If a person or group acquires beneficial ownership of 20% or more of the outstanding common stock of the company; 1.) each right will entitle its holder to purchase shares of common stock of the company at one-half their market price, or, in certain circumstances, at their par value (currently $2.50 per share) and 2.) if the company or its assets are acquired in certain merger or other transactions, holders of rights may acquire common stock of the acquiring company having a market value of twice the exercise price of the right. Rights held by the 20% holder will become void and will not be exercisable to purchase shares at the reduced purchase price. The rights, which do not have voting rights, will expire on November 21, 2006 and may be redeemed by the company's board of directors at a price of $.01 per right prior to their expiration or the accumulation of 20% or more of the company's common stock.

FIVE-YEAR FINANCIAL REVIEW

For the Years Ended December 31,                   1996           1995           1994          1993          1992
-----------------------------------------------------------------------------------------------------------------------

OPERATIONS (In thousands of dollars)
Net Sales                                      $114,020       $122,004         $99,858       $  69,619         $ 71,039
Gross Profit                                     23,232         25,168          21,242          15,103           14,661
Selling and Administrative Expenses             (14,159)       (14,946)        (13,184)        (11,056)         (12,916)
Equity in Earnings of Partnership                   893            301              54              --               --
Interest Expense, Net of Interest Income         (1,536)        (1,668)           (813)           (330)            (408)
Other Income (Expense)                               --            615              --          (8,261)              --
Earnings (Loss) Before Income Taxes               8,430          9,470           7,299          (4,544)           1,337
Provision (Benefit) for Income Taxes              3,414          3,835           2,925          (1,726)             395
-----------------------------------------------------------------------------------------------------------------------
   Net Earnings (Loss)                         $  5,016       $  5,635         $ 4,374         $(1,318)(1)     $    942
-----------------------------------------------------------------------------------------------------------------------
   Net Earnings (Loss) Per Share               $   1.03       $   1.18         $   .92            (.28)        $    .20
=======================================================================================================================

FINANCIAL POSITION (In thousands of dollars)
Working Capital                                $ 13,416       $ 13,191        $  8,607        $  6,550         $  8,012
Property and Equipment (net)                     44,963         40,741          38,858          28,265           33,706
Total Assets                                     78,095         73,122          70,522          47,604           52,056
Long-Term Debt                                   20,759         19,018          16,700           7,700            9,480
Total Debt                                       21,714         19,101          18,201           7,780            9,560
Stockholders' Equity                             33,047         29,182          24,669          21,155           23,462
=======================================================================================================================

OTHER FINANCIAL INFORMATION
Cash Dividends Declared and Paid
 (In thousands of dollars)                     $  1,379       $  1,181        $    989        $    941         $  1,126
Cash Dividends Per Share                            .29            .25             .21             .20              .24
Return on Average Stockholders' Equity               16%            21%             19%             (6%)              4%
Book Value Per Share of
 Stockholders' Equity                          $   6.91       $   6.17        $   5.23        $   4.50         $   5.00
Debt/Capitalization Ratio                            40%            40%             42%             27%              29%
Shares Outstanding at Year-End                4,779,141      4,727,391       4,717,016       4,702,541        4,692,541
Capital Expenditures
 (In thousands of dollars)                     $  8,252       $  6,654        $  6,195        $  3,089         $  4,788
Depreciation (In thousands of dollars)            5,543          5,223           4,455           3,716            4,420
Number of Employees at Year-End                   1,071          1,119           1,168             737              760
=======================================================================================================================


(1) 1993 includes a provision of $8,261,000 ($5,122,000 after-tax) for the restructuring of the company's heat treat operations and a gain of $1,500,000 representing the cumulative effect of adopting SFAS 109, Accounting for Income Taxes.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Lindberg Corporation:
We have audited the accompanying consolidated balance sheets of Lindberg Corporation (a Delaware Corporation) and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lindberg Corporation and subsidiary as of December 31, 1996 and 1995 and the results of its operations and its cash flows for the years ended December 31, 1996, 1995 and 1994, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP
                                          Chicago, Illinois
                                          January 20, 1997

STOCK MARKET INFORMATION

The company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol LIND. Stock price quotations can be found in national listings in many daily newspapers. High and low market prices and dividend payments during the past two years are as follows:


----------------------------------------------------------------
1996                             Market Price           Dividend
Quarter                    High                   Low  Per Share
----------------------------------------------------------------

1st                     $10.250                $6.375      $ .07
2nd                      11.000                 8.250        .07
3rd                      11.125                 8.750        .07
4th                      11.000                 9.250        .08
----------------------------------------------------------------
                                                           $ .29

----------------------------------------------------------------
1995                             Market Price           Dividend
Quarter                    High                   Low  Per Share
----------------------------------------------------------------

1st                      $7.500                $6.000      $ .06
2nd                       7.500                 6.000        .06
3rd                       7.500                 6.250        .06
4th                       7.000                 5.250        .07
----------------------------------------------------------------
                                                           $ .25
----------------------------------------------------------------


STOCKHOLDER INFORMATION

STOCK TRANSFER AGENT AND REGISTRAR
Harris Trust & Savings Bank
Chicago, Illinois

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
Chicago, Illinois

GENERAL COUNSEL
Bell, Boyd & Lloyd
Chicago, Illinois

CORPORATE OFFICES
Lindberg Corporation
6133 N. River Road
Suite 700
Rosemont, Illinois 60018
(847) 823-2021

ANNUAL MEETING
The annual stockholders' meeting will be held on Friday, April 25, 1997, at 9 a.m., in the auditorium at Riverway, 6133 N. River Road, Rosemont, Illinois. A formal notice of the meeting will be mailed to stockholders on or about April 1, 1997.

FORM 10-K
A copy of the company's Annual Report to the Securities and Exchange Commission (Form 10-K), for the year ended December 31, 1996, is available to any stockholder upon written request to the Secretary of the Company, 6133 N. River Road, Suite 700, Rosemont, Illinois, 60018.


DIRECTORS

GEORGE H. BODEEN 2,3
Chairman of the Board

DR. RAYMOND F. DECKER 1
President and
Chief Executive Officer
University Science Partners, Inc.
Chairman, Thixomat, Inc.

RAYMOND A. JEAN 1,3
Executive Vice President
and Chief Operating Officer
Varlen Corporation

JOHN W. PUTH 1,2,3
President
J.W. Puth Associates

J. THOMAS SCHANCK 1,2
Retired Vice Chairman
Illinois Tool Works Inc.

LEO G. THOMPSON 3
President and
Chief Executive Officer

COMMITTEES OF THE BOARD:
1. Audit
2. Executive Compensation
3. Finance




OFFICERS

GEORGE H. BODEEN
Chairman of the Board

LEO G. THOMPSON
President and
Chief Executive Officer

MICHAEL W. NELSON
Senior Vice President and
President of Heat Treat Operations

STEPHEN S. PENLEY
Senior Vice President and
Chief Financial Officer
Secretary

TERRENCE D. BROWN
Vice President

GEOFFREY S. CALHOUN
Vice President

ROGER J. FABIAN
Vice President

PAUL J. MCCARREN
Vice President

JEROME R. SULLIVAN
Vice President

BRIAN J. MCINERNEY
Treasurer
Assistant Secretary


[Recycle Logo] Printed on recycled paper