Form 10-K, Exhibit 13
period 1997-12-31
LINDBERG CORP /DE/
filed 1998-03-31
CIK 59593

                                                                   EXHIBIT 13

  Financial Highlights
                                                                      % Change
                                                                     Increase/
  Years Ended December 31,                      1997        1996    (Decrease)
  ----------------------------------------------------------------------------
  Operations (in thousands)
  Net Sales                                 $ 88,784    $ 72,776           22%
  Earnings From Continuing Operations          6,961       4,838           44%
  -----------------------------------------------------------------------------
  Financial Position (in thousands)
  Total Assets                              $ 89,563    $ 74,888           20%
  Total Debt                                  36,166      21,601           67%
  Stockholders' Equity                        32,091      33,047           (3%)
  Debt/Capitalization Ratio                      53%         40%           33%
  -----------------------------------------------------------------------------
  Per Share Data
  Earnings From Continuing
   Operations - Diluted                     $   1.41    $    .99           42%
  Cash Dividends                                 .32         .29           10%
  Book Value                                    6.65        6.91           (4%)
  -----------------------------------------------------------------------------

  Net Sales (in thousands)
  1997                                                              $   88,784
  1996                                                              $   72,776
  1995                                                              $   67,967
  1994                                                              $   59,380
  1993                                                              $   55,609

  Earnings (Loss) From Continuing Operations (in thousands)
  1997                                                              $    6,961
  1996                                                              $    4,838
  1995                                                              $    4,173
  1994                                                              $    2,443
  1993                                                              $   (2,266)


  Safe Harbor Statement Statements contained in this annual report that are not based on historical facts are forward-looking statements subject to uncertainties and risks including, but not limited to, product and service demand and acceptance; economic conditions; the impact of competition and pricing; capacity and supply constraints or difficulties; results of financing and acquisition efforts; regulatory and other legal issues; and other risks detailed in the company's Securities and Exchange Commission filings.

  Management's Discussion and Analysis

  Of Financial Condition: During 1997, the Company's level of borrowing increased by $14.6 million to $36.2 million at year-end from $21.6 million at December 31,1996. The ratio of debt to total capitalization was 53% at the close of 1997 as compared to 40% at year-end 1996.

  The most significant factor in the year-over-year increase in borrowing was the use of funds in 1997 for the acquisitions of Ticorm, Inc. ("Ticorm") for $3.8 million and the remaining 50% share of the Company's joint venture partnership Alumatherm Heat Treating Company ("Alumatherm") from its partner for $12.8 million. The Company completed these acquisitions using a combination of bank borrowings and notes payable. At year-end 1997, the notes payable related to Ticorm ($1.9 million) and Alumatherm ($6.3 million) remained.

  Another main use of funds in 1997 was for capital expenditures. A total of $7.3 million was spent on capital projects during the year, as compared to $5.4 million in 1996. This was a 37% increase over the prior year. The figures for both 1996 and 1997 exclude amounts related to the purchase price of acquisitions and amounts related to discontinued operations.

  Capital investments in 1997 were made primarily to accommodate new business opportunities and, to a lesser degree, upgrade facilities and equipment. Spending related to the Company's SP 2000 program represented about 25% of the total capital spending. Approximately 19% of 1996 capital spending was for SP 2000 projects. Also during 1997, the Company made significant capital outlays for new furnace installations at several of its heat treating facilities. The Company anticipates that continued spending for SP 2000 projects and for upgrading plant and equipment at an increased number of facilities will result in a level of capital spending in 1998 of approximately $8.5 million.

  Levels of working capital associated with accounts receivable and accounts payable were increased at year-end 1997 from the prior year largely as a result of additional requirements related to companies acquired in 1997. As the Company's heat treating customers maintain ownership of products shipped to the Company for processing, the business does not have a working capital need related to inventories.

  During 1997, the Company made cash outlays related to environmental matters. These outlays largely included costs for consulting/ engineering, legal support, and in certain cases, remediation. The Company believes it will continue to make such expenditures in the future, but that such spending will continue to have a limited effect on its financial condition and liquidity.

  During 1997, the Board of Directors declared cash dividends totaling $.32 per share, which amounted to a total of $1.5 million paid to stockholders during the year. This represented an increase of 12% from the $1.4 million in cash dividends paid in 1996.

  In the fourth quarter of 1997, the Company, with the approval of its Board of Directors, established a plan to divest itself of its Precision Products business segment and sell the underlying divisions. As a result, the segment is reported as discontinued operations in the financial statements and prior years have been restated. At December 31, 1997, net assets of discontinued operations totaled $17.5 million. The Company anticipates that these operations will be sold during 1998, and proceeds from the expected sales will be used either to reduce debt or to fund additional capital investments and acquisitions in the heat treating business.

  The Company believes that its borrowing capacity and funds generated through operations will be sufficient to meet currently foreseen capital investment and working capital needs in support of existing business both in 1998 and in the longer term.

  Of Results of Operations: 1997 Versus 1996 Net sales from continuing operations increased 22% to $88.8 million in 1997 from $72.8 million in 1996. The higher level of sales resulted primarily from the acquisition of three heat treating companies from May 1996 through October 1997, expansion of the Company's SP 2000 program during 1997 and growth at certain heat treating divisions where customer demand was strong -- in particular those serving the commercial aerospace industry.

  The acquisition of Vac-Hyd in 1996, and of Ticorm and Alumatherm in 1997 accounted for 48% of the increase in revenue for 1997. Also during 1997, the Company expanded the number of SP 2000 sites in operation to seven from six at the close of 1996. This program provided sales in 1997 of $6.2 million in comparison to $3.9 million in 1996, thereby contributing to the overall increase in Company sales in 1997. Finally, while not all of the Company's heat treating divisions generated sales growth in 1997 as compared to the prior year, heat treating operations in existence at the beginning of 1996 reported an overall 9% increase in sales.

  Gross profit as a percentage of net sales increased to 28.3% for 1997 from 27.8% in the prior year. The increase in gross profit was related primarily to the higher level of sales during 1997 providing incremental earnings in excess of the prior year's rate of gross profit and to cost containment efforts.

  Selling and administrative expenses were $13.2 million in 1997, or 14.9% of sales, as compared to $11.5 million (15.8% of sales) in 1996. The increase year-over-year in the level of expenses resulted primarily from the addition of expenses through the acquisitions of Ticorm and Alumatherm.

  During 1997, for the first nine months of the year prior to the Company's acquisition of its partner's 50% interest in the joint venture, equity earnings related to the Alumatherm partnership recorded by the Company totaled $1.4 million. This compared to $893,000 recorded for the full year 1996.

  Interest expense in 1997 increased to $1.7 million from $1.5 million in the prior year. This resulted from the increased level of borrowings due to acquisitions. The average interest rate on borrowings in 1997 was 6.6% compared to 6.7% for 1996.

  Reflecting the above items, the Company recorded net earnings from continuing operations in 1997 of $7.0 million, or $1.41 per diluted share, as compared to $4.8 million, or $.99 per diluted share, in 1996.

  The results of the Company's Precision Products segment, net of income taxes, are presented as discontinued operations. In 1997, an after-tax loss of $754,000 from operations was recorded compared to $178,000 in earnings for 1996. Also in 1997, the Company recorded a $5.9 million after-tax charge related to an estimated loss on the eventual sale of the segment's operations. The loss from operations in 1997 resulted largely from a sales decline at the segment's Impact Industries division. The Company concluded to divest the Precision Products businesses and concentrate financial and operating resources on the higher margin core heat treating business, which had represented approximately 70% of total Company sales during 1997.

  Net earnings for 1997 were $263,000, or $.05 per diluted share, as compared to $5.0 million, or $1.03 per diluted share, in 1996.

  Although the Company cannot accurately determine the exact effect of inflation on its operations, it does not believe inflation had a material effect during either year on sales or results of operations.

  Of Results of Operations: 1996 Versus 1995 Net sales from continuing operations for 1996 of $72.8 million increased 7.1% from $68.0 million in 1995. Within the overall increase for the Company's heat treating business, results were mixed with some operations showing gains while others reported lower sales. In general, the higher revenues in total related to additional sales from SP 2000 projects, the acquisition of Vac-Hyd and improvement at divisions serving the commercial aerospace market.

  Gross profit as a percentage of sales was 27.8% in 1996 as compared to 28.3% for the prior year. The decline in the percentage year-to-year resulted from higher discretionary costs in certain areas of the Company, which more than offset the positive effect produced by the increase in revenues during 1996.

  Selling and administrative expenses at $11.5 million for 1996 were essentially unchanged from the prior year figure. In 1996, the Company recorded $893,000 in equity earnings related to its ownership in the Alumatherm partnership. This more than doubling of the $301,000 recognized during 1995 resulted from the operation showing strong sales and earnings growth related chiefly to its participation in the improving commercial aerospace industry.

  Interest expense fell 7.7% to $1.5 million in 1996 from $1.6 million in 1995. This resulted from lower interest rate experience during 1996, which more than offset higher levels of borrowings which the Company maintained during the year -- in particular after the acquisition of Vac-Hyd in May 1996.

  Results in 1995 also included a $615,000 gain related to a fire at the Company's facility in Ohio. The complete destruction of one major piece of equipment and subsequent capitalization of a new furnace resulted in an involuntary conversion gain reported as other income.

  Reflecting largely the above issues, the Company recorded net earnings from continuing operations in 1996 of $4.8 million, or $.99 per diluted share, as compared to $4.2 million, or $.88 per diluted share, in 1995.

  The Company's discontinued Precision Products operations recorded earnings after-tax of $178,000 in 1996 as compared to $1.5 million in 1995. The reduced level of earnings in 1996 resulted from lower sales within the segment for the year -- principally at the Impact
  Industries operation.

  Net earnings for 1996 were $5.0 million, or $1.03 per diluted share, as compared to $5.6 million, or $1.18 per diluted share, in 1995.

  Year 2000 Issue: The Company is in the process of investigating the possible effect of the Year 2000 issue on its operating, accounting and other systems. Based on preliminary reviews, the Company believes that its internal systems and those supplied it by third parties are or will be Year 2000 compliant without any material additional expense. However, there can be no assurance that the Company's operations will not be adversely affected by this issue, particularly as it relates to compliance by the Company's customers and suppliers.

  Subsequent Events: In January 1998, the Company acquired all of the outstanding common stock of Industrial Steel Treating Company and Fabriform Metal Brazing, Inc., two related companies located in the Los Angeles area which provide heat treating processing for customers primarily in the aerospace market. The cash purchase price for the two companies was $11 million in total, which was funded with additional borrowings under the Company's revolving credit agreement. The two companies had sales of approximately $11 million in 1997.

  Effective February 10, 1998, the Company's revolving credit agreement with two banks was amended to increase the total borrowing facility from $35.0 million to $45.0 million and to adjust certain loan covenants. As of March 3, 1998, the Company had $13.7 million of available borrowing capacity under its amended revolving credit agreement.

  Consolidated Financial Statements

  Consolidated Statements of Earnings
  For the Years Ended December 31,                                  1997            1996            1995
  -------------------------------------------------------------------------------------------------------
  Net Sales                                                 $ 88,783,577    $ 72,776,202    $ 67,967,257
  Cost of Sales                                              (63,691,330)    (52,519,365)    (48,702,131)
  -------------------------------------------------------------------------------------------------------
  Gross Profit                                                25,092,247      20,256,837      19,265,126
  Selling and Administrative Expenses                        (13,211,421)    (11,507,041)    (11,530,647)
  Equity in Earnings of Partnership                            1,436,328         892,822         301,195
  -------------------------------------------------------------------------------------------------------
  Operating Earnings                                          13,317,154       9,642,618       8,035,674
  Interest Expense (Net)                                      (1,681,103)     (1,511,312)     (1,637,740)
  Gain on Asset Conversion                                            --              --         615,242
  -------------------------------------------------------------------------------------------------------
  Earnings From Continuing Operations Before Income Taxes     11,636,051       8,131,306       7,013,176
  Provision for Income Taxes -- Continuing Operations         (4,674,961)     (3,293,032)     (2,840,336)
  -------------------------------------------------------------------------------------------------------
  Earnings From Continuing Operations                          6,961,090       4,838,274       4,172,840
  Discontinued Operations, Net of Income Taxes:
  Earnings (Loss) From Operations                               (754,240)        178,118       1,461,676
  Estimated Loss on Sale                                      (5,944,000)             --              --
  -------------------------------------------------------------------------------------------------------
  Earnings (Loss) From Discontinued Operations                (6,698,240)        178,118       1,461,676
  -------------------------------------------------------------------------------------------------------
  Net Earnings                                              $    262,850    $  5,016,392    $  5,634,516
  =======================================================================================================

  Basic Earnings Per Share:
  Earnings From Continuing Operations                       $       1.45    $       1.01    $        .89
  Earnings (Loss) From Discontinued Operations                     (1.40)            .04             .30
  -------------------------------------------------------------------------------------------------------
  Net Earnings                                              $        .05    $       1.05    $       1.19
  =======================================================================================================

  Diluted Earnings Per Share:
  Earnings From Continuing Operations                       $       1.41    $        .99             .88
  Earnings (Loss) From Discontinued Operations                     (1.36)            .04             .30
  -------------------------------------------------------------------------------------------------------
  Net Earnings                                              $        .05    $       1.03    $       1.18
  =======================================================================================================

  Consolidated Statements of Stockholders' Equity
                                                                                                      Underfunded
  For the Years Ended December 31,      Common         Additional      Retained      Treasury   Pension Liability
  1997, 1996 and 1995                   Shares    Paid-In Capital      Earnings        Shares          Adjustment           TOTAL
  --------------------------------------------------------------------------------------------------------------------------------
  Balance, December 31, 1994       $14,183,493        $ 1,531,600   $14,561,840   $(5,405,657)          $(202,760)    $24,668,516
  --------------------------------------------------------------------------------------------------------------------------------
  Net Earnings                                                        5,634,516                                         5,634,516
  Dividends Paid                                                     (1,181,054)                                       (1,181,054)
  Exercise of Stock Options                               (19,494)                     58,619                              39,125
  Pension Adjustment                                                                                       21,332          21,332
  --------------------------------------------------------------------------------------------------------------------------------
  Balance, December 31, 1995        14,183,493          1,512,106    19,015,302    (5,347,038)           (181,428)     29,182,435
  --------------------------------------------------------------------------------------------------------------------------------
  Net Earnings                                                        5,016,392                                         5,016,392
  Dividends Paid                                                     (1,379,120)                                       (1,379,120)
  Exercise of Stock Options                               (18,700)                    292,387                             273,687
  Pension Adjustment                                                                                      (46,492)        (46,492)
  --------------------------------------------------------------------------------------------------------------------------------
  Balance, December 31, 1996        14,183,493          1,493,406    22,652,574    (5,054,651)           (227,920)     33,046,902
  --------------------------------------------------------------------------------------------------------------------------------
  Net Earnings                                                          262,850                                           262,850
  Dividends Paid                                                     (1,537,935)                                       (1,537,935)
  Exercise of Stock Options                                32,786                     213,430                             246,216
  Pension Adjustment                                                                                       73,385          73,385
  --------------------------------------------------------------------------------------------------------------------------------
  Balance, December 31, 1997       $14,183,493        $ 1,526,192   $21,377,489   $(4,841,221)          $(154,535)    $32,091,418
  ================================================================================================================================

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

  Consolidated Balance Sheets
  For the Years Ended December 31,                        1997            1996
  -----------------------------------------------------------------------------
  Assets
  Current Assets:
  Cash                                             $   283,270     $    36,228
  Receivables, Less Allowance for Doubtful
   Accounts  of $304,000 in 1997 and
   $325,000 in 1996                                 14,875,005      10,461,635
  Prepaid and Refundable Income Taxes                1,380,768       1,687,534
  Note Receivable                                           --       1,102,600
  Prepaid Expenses                                     632,846         633,386
  Net Assets of Discontinued Operations             17,475,866      25,272,160
  Other Current Assets                               1,616,774         371,053
  -----------------------------------------------------------------------------
     Total Current Assets                           36,264,529      39,564,596
  Property and Equipment:
  Land                                               1,745,246       1,745,246
  Buildings and Improvements                        16,674,207      15,663,434
  Machinery and Equipment                           71,363,851      63,135,960
  Construction in Progress                           1,819,101       2,007,217
  -----------------------------------------------------------------------------
    Total Property and Equipment                    91,602,405      82,551,857
  Less-Accumulated Depreciation                    (52,505,822)    (51,673,102)
  -----------------------------------------------------------------------------
     Net Property and Equipment                     39,096,583      30,878,755
  Goodwill                                          11,537,742         314,738
  Investment in Partnership                                 --       1,607,632
  Other Non-Current Assets                           2,664,577       2,521,855
  -----------------------------------------------------------------------------
  Total Assets                                     $89,563,431     $74,887,576
  =============================================================================
  Liabilities
  Current Liabilities:
  Current Maturities on Long-Term Debt             $    83,328     $        --
  Notes Payable                                     10,220,000         901,437
  Accounts Payable                                   3,540,279       3,180,271
  Accrued Expenses:
    Salaries and Wages                               1,775,352       1,221,914
    Taxes, other than Income                           543,795         511,213
    Employee Insurance and Benefits                  1,395,126       1,436,917
    Utilities                                          658,741         593,776
    Other                                            1,900,780       1,619,272
  -----------------------------------------------------------------------------
     Total Current Liabilities                      20,117,401       9,464,800
  Non-Current Liabilities:
  Deferred Income Taxes                              6,149,001       6,847,504
  Long-Term Debt (Less Current Maturities)          25,862,512      20,700,000
  Accrued Pension                                    3,342,458       3,148,114
  Other Non-Current Liabilities                      2,000,641       1,680,256
  -----------------------------------------------------------------------------
     Total Non-Current Liabilities                  37,354,612      32,375,874
  Stockholders' Equity:
  Common Shares, $2.50 par value:
    Authorized 12,000,000 shares in 1997 and 1996;
    Issued  5,673,397 shares in 1997 and 1996       14,183,493      14,183,493
  Additional Paid-In Capital                         1,526,192       1,493,406
  Retained Earnings                                 21,377,489      22,652,574
  Treasury Shares (845,016 in 1997
    and 894,256 in 1996), at Cost                   (4,841,221)     (5,054,651)
  Underfunded Pension Liability Adjustment            (154,535)       (227,920)
  -----------------------------------------------------------------------------
     Total Stockholders' Equity                     32,091,418      33,046,902
  -----------------------------------------------------------------------------
  Total Liabilities and Stockholders' Equity       $89,563,431     $74,887,576
  =============================================================================

  The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

  Consolidated Statements of Cash Flows
  For the Years Ended December 31,                             1997          1996          1995
  ----------------------------------------------------------------------------------------------
  Increase (Decrease) in Cash
  Cash Flows From Operating Activities:
  Net Earnings                                         $    262,850   $ 5,016,392   $ 5,634,516
  Adjustments to Reconcile Net Earnings to
   Net Cash Provided by Operating Activities:
    Depreciation                                          4,084,315     3,689,743     3,459,246
    Equity Earnings, Net of Cash Distributions             (235,128)     (692,822)     (301,195)
    Goodwill Amortization                                   119,347         5,000            --
    Increase (Decrease) in Deferred Taxes                   101,497       732,996      (376,879)
    Estimated Loss on Sale of Discontinued Operations     5,944,000            --            --
    Gain on Asset Conversion                                     --            --      (615,242)
    Change in Assets and Liabilities:
      Receivables                                        (2,337,872)     (165,047)     (788,998)
      Prepaid and Refundable Income Taxes                   310,846      (626,989)      966,601
      Prepaid Expenses and Other Current Assets            (220,486)      (12,417)       62,989
      Accounts Payable                                       18,311      (150,594)   (1,741,409)
      Accrued Expenses                                      356,720      (484,785)     (868,754)
      Net Assets of Discontinued Operations               1,052,294      (522,631)   (1,851,911)
      Other                                                 698,788    (1,571,556)      319,754
  ----------------------------------------------------------------------------------------------
    Total Adjustments to Reconcile Net Earnings
     to Net Cash Provided by Operating Activities         9,892,632       200,898    (1,735,798)
  ----------------------------------------------------------------------------------------------
    Net Cash Provided by Operating Activities            10,155,482     5,217,290     3,898,718
  ----------------------------------------------------------------------------------------------
  Cash Flows From Investing Activities:
  Capital Expenditures                                   (7,336,401)   (5,365,396)   (4,028,647)
  Cash Received for Sale of Alloy Wire Belt               1,102,600     1,000,000            --
  Investment in Alumatherm, Net of Cash Received        (12,757,711)           --            --
  Investment in Ticorm, Net of Cash Received             (3,797,556)           --            --
  Investment in Vac-Hyd                                          --    (2,325,560)           --
  Proceeds from Notes Receivable                                 --            --       400,000
  ----------------------------------------------------------------------------------------------
    Net Cash Used in Investing Activities               (22,789,068)   (6,690,956)   (3,628,647)
  ----------------------------------------------------------------------------------------------
  Cash Flows From Financing Activities:
  Net Borrowings (Payments) Under
   Revolving Credit Agreement                             7,100,000     1,800,000    (2,700,000)
  Note Payable for Purchase of Vac-Hyd                     (901,437)      901,437            --
  Borrowings Under Senior Note Agreement                         --            --    10,000,000
  Payments on Bank Term Loan                                     --            --    (6,300,000)
  Notes Payable for Purchase of Ticorm                    1,900,000            --            --
  Notes Payable for Purchase of Alumatherm                6,320,000            --            --
  Dividends Paid                                         (1,537,935)   (1,379,120)   (1,181,054)
  ----------------------------------------------------------------------------------------------
    Net Cash Provided by (Used in) Financing Activities  12,880,628     1,322,317      (181,054)
  ----------------------------------------------------------------------------------------------
  Net Increase (Decrease) in Cash                           247,042      (151,349)       89,017
  Cash at Beginning of Year                                  36,228       187,577        98,560
  ----------------------------------------------------------------------------------------------
  Cash at End of Year                                  $    283,270   $    36,228   $   187,577
  ==============================================================================================
  Supplemental Disclosures of Cash Flow Information:
  Interest Paid                                        $  1,679,402   $ 1,649,277   $ 1,686,270
  Income Taxes Paid                                       3,875,117     3,235,993     3,287,073
  ----------------------------------------------------------------------------------------------

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

  Notes to Consolidated Financial Statements

  For the Years Ended December 31, 1997, 1996 and 1995

  Note 1. Accounting Policies
  --------------------------------
  A. Nature of Operations The company serves metal-using and metal-working industries, providing commercial metal heat treating.

  B. Principles of Consolidation The consolidated financial statements include the accounts of Lindberg Corporation and its subsidiaries. Significant intercompany balances and transactions have been eliminated.

  The company's 50% share of a heat treating partnership was carried at cost plus equity in undistributed earnings from the partnership formation on July 1, 1994, until the acquisition of that entity on October 1, 1997 (see footnote 2).

  C. Revenue Recognition The company recognizes revenues from sales upon shipment to its customers.

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

  E. Income Taxes The company determines its tax provision and deferred tax balance in compliance with SFAS 109, "Accounting for Income Taxes". Under this approach, the provision for income taxes represents income taxes paid or payable for the current year adjusted for the change in deferred taxes during the year. Deferred income taxes reflect the net tax effects of temporary differences between the financial statement bases and the tax bases of assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted.

  F. Earnings Per Share Effective January 1, 1997, the company adopted SFAS 128, "Earnings per Share" (SFAS 128). The provisions of SFAS
  128 require computations of basic and diluted earnings per share. Diluted earnings per share reflects the potential dilution that could occur if outstanding stock options were converted into common stock. Dilutive shares used in the calculations for the years ended December 31, 1997, 1996 and 1995 were 4,932,828, 4,860,555, and 4,763,491, respectively. Basic earnings per share excludes dilution effects. Earnings per share for all years have been computed in accordance with SFAS 128.

  G. Use of Estimates The preparation of these financial statements, in conformity with generally accepted accounting principles, required the use of certain estimates by management in determining the company's assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

  H. Impairment of Long-Lived Assets Effective January 1, 1996, the company adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121). The provisions of SFAS 121 require a review of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The company does not believe that any impairment of long-lived assets has occurred, and, therefore, the adoption of SFAS 121 did not have any effect on the company's statements of earnings in 1997 or 1996.

  I. Reclassifications Certain prior period amounts have been reclassified to be consistent with the 1997 presentation.

  Note 2. Acquisitions
  --------------------------------
  On May 31, 1996, the company acquired the assets of Vac-Hyd for $1.4 million of cash and a note payable of $.9 million. On July 31, 1997, the company acquired all of the outstanding shares of Ticorm, Inc. for $1.9 million of cash and $1.9 million of notes payable. On October 1, 1997, the company acquired the remaining 50% share of its joint venture partnership -- Alumatherm Heat Treating Company
  ("Alumatherm") -- from its partner for $6.5 million of cash and $6.3 million of notes payable. Each of these acquired businesses is a heat treating company in the Los Angeles area. Cash payments made as part of each purchase were funded with additional borrowings under the company's revolving credit agreement.

  Prior to the purchase of Alumatherm, the company reported its results under the equity method of accounting as an unconsolidated partnership. Accordingly, the company's statements of earnings for the years ended December 31, 1996 and 1995 and for the nine months ended September 30, 1997, include the company's equity in Alumatherm's earnings. The company's investment in Alumatherm was included in Total Assets for the year ended December 31, 1996; subsequent to the purchase, the financial position for Alumatherm was included in the company's balance sheet on a fully consolidated basis.

  All of the acquisitions were accounted for using the purchase method; accordingly, the results of operations have been included in the consolidated totals of the company since the dates of their respective acquisitions. The cost of the acquisitions has been allocated to the assets and liabilities based on their estimated fair market value. Goodwill is amortized using the straight line method over 30 years.

  With the exception of Alumatherm, the acquired companies did not materially impact the consolidated financial position or results of operations for the periods presented. The preliminary allocation of the total cost of Alumatherm, which includes the purchase price and the elimination of the related equity investment account, is as follows: (in thousands)

                             Alumatherm
  --------------------------------------
  Property and Equipment        $ 3,575
  Accounts Receivable             1,921
  Goodwill                        9,873
  Other Assets                      237
  Accounts Payable                 (281)
  Other Liabilities                (722)
  --------------------------------------
                                $14,603

  The following table presents pro forma information for the combined entities of Lindberg Corporation and Alumatherm for the twelve months ended December 31, 1997 and 1996 assuming the acquisition had taken place at the beginning of the periods presented (in thousands, except per share data).


  Unaudited                                      1997      1996
  -------------------------------------------------------------
  Net Sales                                   $98,962   $81,806
  Earnings from Continuing Operations           7,831     5,181
  Net Earnings                                  1,133     5,359
  Per Diluted Share:
  Earnings from Continuing Operations            1.59      1.07
  Net Earnings                                    .23      1.10


  Adjustments to the statements of earnings include additional depreciation and interest charges, goodwill amortization, the reduction of certain other expenses and income tax effects. The pro forma information is provided for illustrative purposes only and is not necessarily reflective of the future results of the company or results of operations that would have actually occurred had the transaction been in effect for the periods presented.

  Note 3. Discontinued Operations
  --------------------------------
  On December 22, 1997, the Board of Directors approved a plan to sell the company's Precision Products business segment ("Precision Products"). Although difficult to predict, the company expects to sell the segment during 1998. Precision Products is reported as discontinued operations, and the consolidated financial statements have been reclassified to segregate the net assets and operating results of the business. The Precision Products segment consists of two aluminum die casting facilities (Impact Industries, Inc. and Arrow-Acme Company) and one aluminum semi-permanent mold foundry (Harris Metals, Inc.).

  The estimated loss recorded during 1997 for the sale of Precision Products was $6.7 million, which included a reduction in asset values of $5.8 million and a provision for anticipated closing costs and operating losses until disposal of $.9 million. The loss was reported net of an income tax benefit of $.8 million, for an after-tax loss of $5.9 million.

  The loss on the sale of Precision Products was based on estimates of the proceeds expected to be realized on the sale of the operations. The amounts the company will ultimately realize could differ materially from the amounts assumed in arriving at the loss on disposal of the discontinued operations. Summary operating results of the discontinued operations for 1997, 1996 and 1995 are as follows:
  (in thousands)


                                     1997       1996       1995
  -------------------------------------------------------------
  Net sales                       $34,567    $41,244    $54,037
  Costs and expenses               35,835     40,945     51,580
  -------------------------------------------------------------
  Earnings (loss) before taxes     (1,268)       299      2,457
  Provision (benefit) for
    income taxes                     (514)       121        995
  -------------------------------------------------------------
  Net income (loss)               $  (754)   $   178    $ 1,462


  At December 31, 1997, net assets of the discontinued operations of approximately $17.5 million consisted of $7.4 million of net current assets, $14.2 million of equipment and $2.6 million of other net assets, less the allowance for the estimated loss on disposal.

  Note 4. Income Taxes
  --------------------------------
  The major components of the provision for income taxes for 1997, 1996 and 1995 are as follows: (in thousands)

                        Current        Deferred       Total
  ---------------------------------------------------------
  1997  Federal          $3,448            $269      $3,717
        State               800              51         851
        Canadian            107              --         107
  ---------------------------------------------------------
                         $4,355            $320      $4,675
  ---------------------------------------------------------
  1996  Federal          $2,142            $386      $2,528
        State               620              74         694
        Canadian             54              17          71
  ---------------------------------------------------------
                         $2,816            $477      $3,293
  ---------------------------------------------------------
  1995  Federal          $1,852            $211      $2,063
        State               737              40         777
  ---------------------------------------------------------
                         $2,589            $251      $2,840

  The provision for income taxes includes deferred tax expense (benefit) resulting from timing differences in the recognition of revenue and expense for tax and financial statement purposes. The sources of these differences and the tax effect of each are as follows: (in thousands)

                                        1997       1996       1995
  -----------------------------------------------------------------
  Depreciation                          $158       $137       $ 88
  Restructuring activities                --         --        385
  Environmental control activities       (49)       241       (370)
  Other                                  211         99        148
  -----------------------------------------------------------------
                                        $320       $477       $251

  The differences between the provision for income taxes at the statutory rate and that shown in the consolidated statements of earnings are summarized as follows: (in thousands)


                                        1997       1996       1995
  ----------------------------------------------------------------
  Consolidated pretax earnings
    at statutory rate                 $3,956     $2,765     $2,384
  State income taxes, net of
    federal tax benefit                  614        429        370
  Other                                  105         99         86
  ----------------------------------------------------------------
                                      $4,675     $3,293     $2,840

  Significant components of the company's deferred tax liabilities and assets at December 31, 1997, and 1996 are as follows: (in thousands)

                                                   1997       1996
  -----------------------------------------------------------------
  Deferred Tax Liabilities:
  Tax depreciation over book                    $(6,104)   $(7,452)
  Reserve for discontinued operations              (840)        --
  Other liabilities                                (482)      (398)
  -----------------------------------------------------------------
    Total Deferred Tax Liabilities              $(7,426)   $(7,850)
  -----------------------------------------------------------------
  Deferred Tax Assets:
  Reserves not deducted for tax                 $   761    $   829
  Employee benefit provisions in
    excess of cash payments                       1,221      1,266
  Other assets                                      148        324
  -----------------------------------------------------------------
    Total Deferred Tax Assets                   $ 2,130    $ 2,419
  -----------------------------------------------------------------
    Net Deferred Tax Liability                  $(5,296)   $(5,431)
  -----------------------------------------------------------------
  Included in Balance Sheet in:
  Prepaid and Refundable Income Taxes           $   853    $ 1,417
  Deferred Income Taxes                          (6,149)    (6,848)
  -----------------------------------------------------------------
                                                $(5,296)   $(5,431)

  Note 5. Debt
  --------------------------------
  Long-term debt consists of the following: (in thousands)

                                        1997       1996
  ------------------------------------------------------
  Senior notes                       $10,000    $10,000
  Revolving credit                    17,800     10,700
  Notes payable                        8,366        901
  ------------------------------------------------------
                                      36,166     21,601
  Less-current maturities            (10,303)      (901)
  ------------------------------------------------------
                                     $25,863    $20,700

  In April 1994, the company entered into an unsecured revolving credit agreement (the "Agreement") with two banks which provided for a line of credit of $20,000,000 and a term loan of $7,000,000.

  In November 1995, the company refinanced its debt. Ten million dollars of senior notes were issued, the proceeds of which were used to retire the outstanding balance of the company's term loan and a portion of the outstanding balance on its revolving credit facility. The notes bear interest at 7.16% annually and have a seven-year final maturity. Equal annual principal payments on the notes commence on the third anniversary of closing and continue on each anniversary date through the life of the notes. In conjunction with the refinancing, the company and its banks amended the Agreement to allow for the issuance of the senior notes and to terminate the term loan.

  In February 1996, the Agreement was amended to increase the total facility by $5 million to $25 million. The total facility was further increased by $10 million to $35 million in September 1997 and amended in February 1998 to increase the facility $10 million to $45 million. Additionally, the February 1998 amendment extended the maturity date of the Agreement to April 2000.

  The company may choose from two interest rate alternatives -- (i) the bank's reference rate (prime rate) and (ii) a Eurodollar loan rate plus an applicable margin based on the company's ratio of funded debt to earnings before interest, taxes, depreciation and amortization. The effective interest rate for the Agreement was 6.6% and 6.7% during 1997 and 1996, respectively; the year-end rates were 6.7% and 6.5% for 1997 and 1996, respectively.

  The revolving credit and senior note agreements contain various covenants which, among others, restrict the ability of the company to pay dividends beyond certain limits and require the company to meet certain financial ratios. In February 1998, certain covenants in the Agreement and in the senior notes were modified.

  The company also has a second agreement which provides for the issuance of letters of credit, up to a maximum of $5,000,000. At December 31, 1997, a letter of credit totaling $4,500,000 was issued in accordance with an insurance agreement.

  Annual maturities of long-term debt, excluding the revolving credit agreement, for the five years following December 31, 1997 are $10,303,000, $2,063,000, $2,000,000, $2,000,000 and $2,000,000,
  respectively.

  Note 6. Leases
  --------------------------------
  The company has a number of lease agreements related to the rental of production and administrative facilities and equipment. These are of varying terms and extend as far as the year 2007.

  The following is a schedule of estimated future minimum rental payments required under leases that have initial or remaining noncancelable terms in excess of one year as of December 31, 1997: (in thousands)

                       Operating Leases
  -------------------------------------
  1998                           $1,703
  1999                            1,635
  2000                            1,174
  2001                              882
  2002                              709
  Thereafter                      1,220
  -------------------------------------
  Total minimum payment required $7,323


  The total rent expense for 1997, 1996 and 1995 was $1,765,000, $1,412,000, and $1,086,000, respectively.

  No sublease income is due after 1997.

  Note 7. Employee Benefits
  --------------------------------
  The company and its subsidiaries have various defined benefit pension plans covering many of their employees. The pension expense related to these plans for 1997, 1996 and 1995 was $391,000, $455,000, and
  $31,000, respectively, which included amortization of past service cost over 30 years. The standards utilized by the company to fund the pension plans satisfy the minimum funding requirements under the provisions of ERISA.

  Net periodic pension cost for 1997, 1996 and 1995 included the following components: (in thousands)

                                        1997       1996       1995
  -----------------------------------------------------------------
  Service cost -- benefits earned
    during the period                $   727    $   776    $   533
  Interest cost on projected
    benefit obligations                1,226      1,158      1,076
  Return on plan assets               (3,760)    (2,436)    (3,194)
  Net amortization and deferral        2,198        957      1,616
  -----------------------------------------------------------------
                                     $   391    $   455    $    31

Table 1 summarizes the funded status of the plans and provides a reconciliation to the long-term pension liability recorded on the company's consolidated balance sheets at December 31, 1997 and 1996.

  Table 1: Reconciliation of Funded Status (in thousands)
  -------------------------------------------------------------------------------------------------------------
                                              Assets Exceed       Accumulated   Assets Exceed      Accumulated
                                                Accumulated          Benefits     Accumulated         Benefits
                                                   Benefits     Exceed Assets        Benefits    Exceed Assets
  -------------------------------------------------------------------------------------------------------------
                                                       1997              1997            1996             1996
  -------------------------------------------------------------------------------------------------------------
  Actuarial present value of benefit obligations:
     Vested benefit obligations                    $(11,834)          $(1,345)       $(10,807)         $(1,805)
  -------------------------------------------------------------------------------------------------------------
  Accumulated benefit obligations                   (12,375)           (1,535)        (11,295)          (2,028)
  -------------------------------------------------------------------------------------------------------------
  Projected benefit obligations                     (15,969)           (1,787)        (14,593)          (2,255)
  Plan assets at fair value                          20,796               383          17,592              714
  -------------------------------------------------------------------------------------------------------------
  Plan assets in excess of (or less than)
   projected benefit obligations                      4,827            (1,404)          2,999           (1,541)
  Unrecognized net (gain) loss                       (4,647)              519          (2,452)             619
  Unrecognized net (assets) obligations amortized
   over average remaining service period of the
   employee workforce                                  (919)               73          (1,100)             109
  Unrecognized prior service cost                       195               191             269              238
  Long-term balance sheet liability                      --              (531)             --             (738)
  -------------------------------------------------------------------------------------------------------------
  Long-term pension liability                      $   (544)          $(1,152)       $   (284)         $(1,313)
  -------------------------------------------------------------------------------------------------------------

  The discount rate used in determining the projected benefit obligation was 7.50% in 1997 and 1996. The rate of increase in future compensation levels and the expected long-term rate of return on assets were 5.0% and 9.0%, respectively, in both 1997 and 1996.

  The company and its subsidiaries also have various defined contribution plans. The company matches 50% of the participants' contributions up to 4% of compensation. Additionally, the company also contributes one percent of each employee's compensation for all employees who are not participants in a defined benefit plan, have six months of service, and who are still participants in the 401(k) savings plan at the end of the year. The company made distributions for contributions and related expenses of $598,000, $544,000, and $499,000 to these defined contribution plans in 1997, 1996 and 1995, respectively.

  The company provides no other postretirement benefits other than the benefit plans listed above.

  Note 8. Stock Options
  --------------------------------
  In 1991, the Board of Directors and stockholders approved a stock option plan for key employees. The plan provides for the issuance, from time to time, of options to purchase shares of the company's common stock at prices not less than 100% of the fair market value of the stock at the time an option is granted. In 1995, the plan was amended to increase the reserve of common stock available for issuance upon the exercise of options to 675,000 shares. The following table summarizes information as to options granted, exercised, cancelled and outstanding under this plan and options still available under a similar plan which expired in 1991.

                                                    Average Option
                                        Shares     Price per Share
  ----------------------------------------------------------------
  Outstanding, December 31, 1994       318,400             $  6.20
  Options exercised during year        (10,375)               3.77
  Options cancelled during year         (1,250)               4.63
  ----------------------------------------------------------------
  Outstanding, December 31, 1995       306,775                6.29
  Options granted during year           72,900                7.50
  Options exercised during year        (51,750)               5.29
  Options cancelled during year         (9,700)               7.30
  ----------------------------------------------------------------
  Outstanding, December 31, 1996       318,225                6.70
  Options granted during year           73,900                9.00
  Options exercised during year        (56,125)               6.26
  Options cancelled during year        (26,300)               7.52
  ----------------------------------------------------------------
  Outstanding, December 31, 1997       309,700               $7.26


  The company adopted the disclosure-only option under SFAS 123, "Accounting for Stock Based Compensation" (SFAS 123), as of December 31, 1996. As such, the company continues to account for employee stock options under APB Opinion 25, as permitted under generally accepted accounting principles. Accordingly, no compensation cost has been recognized in the accompanying financial statements related to these options. Had compensation cost for these plans been determined consistent with SFAS 123, the company's net earnings and net earnings per share would have been the following: (in thousands, except per share data)

                                        1997       1996
  -----------------------------------------------------
  Earnings From Continuing Operations
  As Reported                         $6,961     $4,838
  Pro forma                            6,796      4,745
  Net Earnings
  As Reported                            263      5,016
  Pro forma                              165      4,961
  -----------------------------------------------------
  Diluted Earnings Per Share:
  Earnings From Continuing Operations
  As Reported                         $ 1.41     $  .99
  Pro forma                             1.38        .98
  Net Earnings
  As Reported                            .05       1.03
  Pro forma                              .03       1.02


  Since SFAS 123 does not apply to options granted prior to January 1, 1995, the pro forma disclosure is not likely to be indicative of pro forma results which may be expected in future years.

  The fair values of the option grants are estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996, respectively: risk-free interest rates of 5.7% and 6.5%; dividend yields of 2.1% and 3.2%; volatility of 40.1% and 46.0%; and an average expected life of 5 years for both 1997 and 1996. The options vest ratably over 4 years. The fair value of options granted during 1997 and 1996 were calculated to be $3.29 and $2.83, respectively.

  In 1991, the stockholders approved a stock option plan for members of the Board of Directors who are not employees of the company, covering a maximum of 72,000 shares. In 1997, this plan was amended to increase the reserve of common stock available for issuance upon the exercise of options to 150,000 shares and to remove the termination date of the plan, among other changes. Under the terms of this plan, options to purchase an aggregate of 75,000 shares have been granted. The average exercise price for these options is $7.74 per share. At December 31, 1997, 75,000 shares were available for future grant.

  Note 9. Related Party
  --------------------------------
  The company holds an 18% equity interest in Thixomat, Inc., a company formed to promote and commercialize ThixomoldingTM technology. The Chairman of Thixomat serves on the Board of Directors of Lindberg, and is also the President and Chief Executive Officer of University Science Partners, Inc., which holds a 40% equity interest in Thixomat. In addition, Lindberg holds a seat on Thixomat's Board of Directors. At December 31, 1997, the company held a $434,000 equity investment in Thixomat.

  Note 10. Commitments and Contingencies
  --------------------------------------
  The company is a party to various lawsuits and claims arising in the ordinary course of business. Management, after review and consultation with legal counsel, considers that any liability resulting from these matters would not materially affect the financial condition or results of operations of the company.

  The company employs some environmentally hazardous materials. The company has made expenditures to comply with laws and regulations relating to the protection of the environment, including studies, investigations and remediation of ground contamination, and expects to make such expenditures in the future in its efforts to comply with existing and future requirements. While such expenditures to date have not materially affected the company's capital expenditures, competitive position, financial condition, or results of operations, there can be no assurance that more stringent regulation or enforcement in the future will not have such effects.

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

  The company has also been notified by various state and federal governmental authorities that they believe it may be a "potentially responsible party" or otherwise have responsibility with respect to clean-up obligations at three waste disposal sites which were never owned or operated by the company. The company is participating in negotiations for settlement with the relevant authorities or other parties believed by the company to be responsible for clean-up obligations and further believes its responsibility to be of a minor nature. Management believes that the ultimate outcome will not have a material effect on the company's financial condition or results of operations.

  At December 31, 1997, the company had reserves of approximately $900,000 to cover future anticipated costs. The company has estimated a range of costs in establishing these reserves. Such reserves give no effect to possible recoveries from insurers or other potentially responsible parties nor do they reflect any discount for the several years over which investigation or remediation amounts may be paid out.

  Note 11. Quarterly Financial Data (Unaudited)
  Summarized quarterly financial data for 1997 and 1996 are shown in Table 2.

  Table 2: Quarterly Financial Data (Unaudited)
  --------------------------------------------------------------------------------------------------------
  (in thousands except for per share amounts)                       Quarter Ended
  --------------------------------------------------------------------------------------------------------
  1997                                            March 31     June 30     September 30     December 31
  --------------------------------------------------------------------------------------------------------
  Net Sales                                        $20,646     $20,750          $20,955         $26,433
  Gross Profit                                       6,121       5,128            5,381           8,462
  Earnings From Continuing Operations                1,311       1,822            1,547           2,281
  Loss From Discontinued Operations                   (206)        (15)            (200)         (6,277) 1
  --------------------------------------------------------------------------------------------------------
  Net Earnings (Loss)                              $ 1,105     $ 1,807          $ 1,347         $(3,996)
  --------------------------------------------------------------------------------------------------------
  Basic Earnings Per Share:
  Earnings From Continuing Operations              $   .27     $   .38          $   .32         $   .47
  Loss From Discontinued Operations                   (.04)         --             (.04)          (1.30)
  --------------------------------------------------------------------------------------------------------
  Net Earnings (Loss)                              $   .23     $   .38          $   .28         $  (.83)
  --------------------------------------------------------------------------------------------------------
  Diluted Earnings Per Share:
  Earnings From Continuing Operations              $   .27     $   .37          $   .31         $   .46
  Loss From Discontinued Operations                   (.04)         --             (.04)          (1.25)
  --------------------------------------------------------------------------------------------------------
  Net Earnings (Loss)                              $   .23     $   .37          $   .27         $  (.79)
  --------------------------------------------------------------------------------------------------------

  1996
  --------------------------------------------------------------------------------------------------------
  Net Sales                                        $17,742     $18,374          $18,262         $18,398
  Gross Profit                                       4,664       5,209            4,903           5,481
  Earnings From Continuing Operations                  925       1,185            1,050           1,678
  Earnings (Loss) From Discontinued Operations         318         285               19            (444)
  --------------------------------------------------------------------------------------------------------
  Net Earnings                                     $ 1,243     $ 1,470          $ 1,069         $ 1,234
  --------------------------------------------------------------------------------------------------------
  Basic Earnings Per Share:
  Earnings From Continuing Operations              $   .20     $   .25          $   .22         $   .35
  Earnings (Loss) From Discontinued Operations         .07         .06               --            (.09)
  --------------------------------------------------------------------------------------------------------
  Net Earnings                                     $   .27     $   .31          $   .22         $   .26
  --------------------------------------------------------------------------------------------------------
  Diluted Earnings Per Share:
  Earnings From Continuing Operations              $   .19     $   .24          $   .22         $   .34
  Earnings (Loss) From Discontinued Operations         .07         .06               --            (.09)
  --------------------------------------------------------------------------------------------------------
  Net Earnings                                     $   .26     $   .30          $   .22         $   .25
  --------------------------------------------------------------------------------------------------------
  1  The quarter ended December 31, 1997 includes a net charge of
     $5,944,000 related to the discontinuance of the company's Precision
     Products segment.


  Note 12. Stockholder Rights Plan
  --------------------------------
  In 1996, the company declared a dividend distribution of one common share purchase right on each outstanding share of common stock. The rights become exercisable after a person or group acquires beneficial ownership of 20% or more of the common stock of the company or publicly announces a tender offer or exchange offer for 20% or more of the common stock. Initially, each right will entitle its holder to buy one share of common stock of the company at an exercise price of $40 per share. If a person or group acquires beneficial ownership of 20% or more of the outstanding common stock of the company: 1.) each right will entitle its holder to purchase shares of common stock of the company at one-half their market price, or, in certain circumstances, at their par value (currently $2.50 per share) and 2.) if the company or its assets are acquired in certain merger or other transactions, holders of rights may acquire common stock of the acquiring company having a market value of twice the exercise price of the right. Rights held by the 20% holder will become void and will not be exercisable to purchase shares at the reduced purchase price. The rights, which do not have voting rights, will expire on November 21, 2006 and may be redeemed by the company's board of directors at a price of $.01 per right prior to their expiration or the accumulation of 20% or more of the company's common stock.

  Note 13. Subsequent Event
  --------------------------------
  On January 16, 1998, the company acquired all of the outstanding shares of both Industrial Steel Treating Company and Fabriform Metal Brazing, Inc., heat treating companies in the Los Angeles area, for $11 million. The acquisitions were funded with borrowings under the revolving credit agreement.

  Five-Year Financial Review
  For the Years Ended December 31,                          1997        1996        1995        1994        1993
  -----------------------------------------------------------------------------------------------------------------
  Operations (in thousands)
  Net Sales                                             $ 88,784    $ 72,776    $ 67,967    $ 59,380    $ 55,609
  Gross Profit                                            25,092      20,257      19,265      15,028      12,905
  Selling and Administrative Expenses                    (13,211)    (11,507)    (11,530)    (10,217)    (10,386)
  Equity in Earnings of Partnership                        1,436         893         301          54          --
  Interest Expense, Net of Interest Income                (1,681)     (1,512)     (1,638)       (789)       (331)
  Other Income (Expense)                                      --          --         615          --      (8,261)
  Earnings (Loss) Before Income Taxes                     11,636       8,131       7,013       4,076      (6,073)
  Provision (Benefit) for Income Taxes                     4,675       3,293       2,840       1,633      (2,307)
  -----------------------------------------------------------------------------------------------------------------
  Earnings (Loss) From Continuing Operations               6,961       4,838       4,173       2,443      (2,266) 1
  -----------------------------------------------------------------------------------------------------------------
  Earnings (Loss) From Discontinued Operations (net)      (6,698) 2      178       1,462       1,931         948
  -----------------------------------------------------------------------------------------------------------------
  Net Earnings (Loss)                                   $    263    $  5,016    $  5,635    $  4,374    $ (1,318)
  =================================================================================================================
  Diluted Earnings Per Share:
  Earnings (Loss) From Continuing Operations            $   1.41    $    .99    $    .88    $    .51    $   (.48)
  Earnings (Loss) From Discontinued Operations             (1.36)        .04         .30         .41         .20
  -----------------------------------------------------------------------------------------------------------------
  Net Earnings (Loss)                                   $    .05    $   1.03    $   1.18    $    .92    $   (.28)
  =================================================================================================================
  Financial Position (in thousands)
  Working Capital                                       $ 16,147    $ 30,100    $ 29,237    $ 23,726    $  8,616
  Property and Equipment (net)                            39,097      30,879      27,332      26,224      25,142
  Total Assets                                            89,563      74,888      68,639      65,878      48,223
  Long-Term Debt                                          25,863      20,700      18,900      16,500       7,700
  Total Debt                                              36,166      21,601      18,900      17,900       7,780
  Stockholders' Equity                                    32,091      33,047      29,182      24,669      21,155
  =================================================================================================================
  Other Financial Information
  Cash Dividends Declared and Paid (in thousands)       $  1,538    $  1,379    $  1,181    $    989    $    941
  Cash Dividends Per Share                                   .32         .29         .25         .21         .20
  Return on Average Stockholders' Equity                      1%         16%         21%         19%         (6%)
  Book Value Per Share of Stockholders' Equity          $   6.65    $   6.91    $   6.17    $   5.23    $   4.50
  Debt/Capitalization Ratio                                  53%         40%         39%         42%         27%
  Shares Outstanding at Year-End                       4,828,381   4,779,141   4,727,391   4,717,016   4,702,541
  Capital Expenditures (in thousands)                   $  7,336    $  5,365    $  4,029    $  4,396    $  2,565
  Depreciation (in thousands)                              4,084       3,690       3,459       3,258       3,457
  Number of Employees at Year-End                            975         667         642         633         562
  =================================================================================================================
  1  1993 includes a provision of $8,261,000 ($5,122,000 after-tax) for the restructuring of the company's heat treat operations and a gain of $1,500,000 representing the cumulative effect of adopting SFAS
     109, Accounting for Income Taxes.

  2 1997 includes a net charge of $5,944,000 related to the discontinuance of the company's Precision Products segment.

  Report of Independent Public Accountants To the Stockholders of
  Lindberg Corporation

  We have audited the accompanying consolidated balance sheets of Lindberg Corporation (a Delaware Corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lindberg Corporation and subsidiaries as of December 31, 1997 and 1996 and the results of its operations and its cash flows for the years ended December 31, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.

  Arthur Andersen LLP
  Chicago, Illinois
  January 22, 1998

  Stock Market Information

  The company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol LIND. Stock price quotations can be found in national listings in many daily newspapers. High and low market prices and dividend payments during the past two years are as follows:


  1997                   Market Price          Dividend
  Quarter              High         Low       Per Share
  -----------------------------------------------------
  1st              $ 10.000     $ 8.500           $ .08
  2nd                 9.250       8.500             .08
  3rd                12.500       9.000             .08
  4th                16.000      11.750             .08
  -----------------------------------------------------
                                                  $ .32


  1996                   Market Price          Dividend
  Quarter              High         Low       Per Share
  -----------------------------------------------------
  1st              $ 10.250     $ 6.375           $ .07
  2nd                11.000       8.250             .07
  3rd                11.125       8.750             .07
  4th                11.000       9.250             .08
  -----------------------------------------------------
                                                  $ .29

  Stockholder Information
  Stock Transfer Agent and Registrar
  Harris Trust & Savings Bank  Chicago, Illinois

  Independent Public Accountants
  Arthur Andersen LLP  Chicago, Illinois

  General Counsel
  Bell, Boyd & Lloyd  Chicago, Illinois

  Corporate Offices
  Lindberg Corporation  6133 North River Road, Suite 700,
  Rosemont, Illinois, 60018  847 823-2021.

  Annual Meeting The annual stockholders' meeting will be held on Friday, April 24, 1998, at 9 a.m., in the auditorium at Riverway, 6133 North River Road, Rosemont, Illinois. A formal notice of the meeting will be mailed to stockholders on or about April 1, 1998.

  Form 10-K A copy of the company's Annual Report to the Securities and Exchange Commission (Form 10-K), for the year ended December 31, 1997, is available to any stockholder upon written request to the Secretary of the Company, 6133 North River Road, Suite 700, Rosemont, Illinois, 60018.

  Directors
  George H. Bodeen  2,3
  Chairman of the Board

  Dr. Raymond F. Decker  1,2
  President and
  Chief Executive Officer
  University Science Partners, Inc.
  Chairman, Thixomat, Inc.

  Raymond A. Jean  1,3
  President and
  Chief Operating Officer
  Varlen Corporation

  John W. Puth  1,3
  President
  J.W. Puth Associates

  J. Thomas Schanck  1,2
  Retired Vice Chairman
  Illinois Tool Works Inc.

  Leo G. Thompson  3
  President and
  Chief Executive Officer

  Committees of the Board:
  1  Audit
  2  Executive Compensation
  3  Finance

  Officers
  George H. Bodeen
  Chairman of the Board

  Leo G. Thompson
  President and
  Chief Executive Officer

  Michael W. Nelson
  Senior Group Vice President

  Stephen S. Penley
  Senior Vice President and
  Chief Financial Officer
  Secretary

  Terrence D. Brown
  Vice President

  Geoffrey S. Calhoun
  Vice President

  Roger J. Fabian
  Vice President

  Paul J. McCarren
  Group Vice President

  Jerome R. Sullivan
  Vice President

  Brian J. McInerney
  Treasurer
  Assistant Secretary
                                      -25-