Form 10-K, Exhibit 13
period 1998-12-31
LINDBERG CORP /DE/
filed 1999-03-26
CIK 59593

                                  EXHIBIT 13

                    1998 Lindberg Corporation Annual Report

Lindberg Corporation completed six acquisitions during 1998 and early 1999. In addition to these acquisitions, Lindberg's business strategy centers on its key competitive strengths including its high level of quality, service and technical expertise.

Strategies For Continued Profitable Growth:
Lindberg Annual Report 1998


Lindberg Corporation

Lindberg Corporation is the largest commercial heat treating company in North America. Through its more than 1,200 dedicated associates, Lindberg serves over 10,000 customers in major industrial centers.


Financial Highlights

Lindberg Corporation has achieved a compound annual growth rate for heat treating operations since 1994 of 20% in sales and 40% in net earnings, leading to record sales and earnings in 1998.

                                                                                           % Change
Years Ended December 31,                                 1998           1997     Increase/(Decrease)
---------------------------------------------------------------------------------------------------
Operations (in thousands)
Net Sales                                         $   125,069     $   88,784                    41%
Earnings From Continuing Operations                     9,538          6,961                    37%
---------------------------------------------------------------------------------------------------
Financial Position (in thousands)
Total Assets                                      $   115,490     $   89,563                    29%
Total Debt                                             34,761         36,166                    (4%)
Stockholders' Equity                                   55,793         32,091                    74%
Debt/Capitalization Ratio                                 38%            53%                   (28%)
---------------------------------------------------------------------------------------------------
Per Share Data
Earnings From Continuing Operations - Diluted     $      1.74     $     1.41                    23%
Cash Dividends                                            .32            .32                    --
Book Value                                               9.48           6.65                    43%
---------------------------------------------------------------------------------------------------

Net Sales (in thousands)
     $59,380     $67,967     $72,776     $88,784     $125,069
        1994        1995        1996        1997         1998


Earnings From Continuing Operations (in thousands)
      $2,443      $4,173      $4,838     $ 6,961       $9,538
        1994        1995        1996        1997         1998



Strategies For Continued Profitable Growth

		02	Letter to Stockholders
		06	Continuing to Build for the Future
		14	Five-Year Financial Review
		15	Management's Discussion and Analysis
		18	Consolidated Financial Statements
		27	Report of Independent Public Accountants
		28	Board of Directors and Officers
		28	Stockholder Information


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

Letter to Stockholders: Strategies For Continued Profitable Growth

A Letter from the Chairman of the Board and the President and Chief Executive Officer, February 23, 1999

Fellow Stockholders:

In addition to being a record year in revenue and earnings, 1998 was marked by unprecedented expansion of Lindberg Corporation's business through acquisitions, internal growth and a public stock offering that allowed us to pay down debt and further position ourselves for continued growth. We also successfully divested the divisions that comprised our Precision Products segment and will now concentrate on enhancing our position as the largest commercial heat treater in North America.

Although we enter 1999 on a cautious note with softness in some markets - aerospace, oilfield equipment and agricultural equipment - most of our other markets remain solid. Two start-up projects - expansion into Mexico and a large Strategic Partnership 2000, or SP 2000, facility-management operation in the United States - are also expected to generate sales and profits in 1999. Therefore, barring unforeseen developments, we remain confident that Lindberg will again exceed our internal benchmarks of 10% growth in sales and 15% growth in net earnings annually.

At divisions where we serve softer markets, we are taking steps to balance operations through added emphasis on other markets and efforts to lower our operating costs. We are also streamlining all of our operations through better resource allocation and the updating of our companywide quality program. All of these steps are designed to enhance service and value to our customers and to build on Lindberg's reputation for quality.

Record 1998 Results

During 1998, net sales reached $125 million, a 41% increase over the prior year and a record for Lindberg. Net earnings were $9.5 million, a 37% increase over results from continuing operations in 1997. Earnings per share were $1.74 on a diluted basis. This was our fifth straight year of earnings improvement of at least 15% and resulted in a record year for earnings.

We continue to maintain a strong financial position, with solid cash flow and long-term debt below target levels. A credit facility, recently expanded to $70 million, also provides us with the flexibility for expansion, acquisitions and capital improvements.

Our public offering of one million shares of common stock in the third quarter provided $16 million in proceeds which further strengthened our financial position.

Stepped-Up Acquisition Pace

As consolidation of the commercial heat treat industry continued through 1998 and into 1999, our investment in acquisitions more than doubled on a dollar basis compared with the previous year. In all, we spent more than $40 million to acquire Industrial Steel Treating Company, Fabriform Metal Brazing, Inc. and Mann Aircraft Forming, all located in the Los Angeles area, Houston Heat Treating Company of Houston, Quality Heat-Treat, Inc. of Dallas and, in early 1999, Metal-Lab of Wisconsin, Inc., in Sturtevant, Wisconsin.

The three additions in the Los Angeles area further increased our west coast presence. In providing oversight to our growing number of business units, our western operations have been re-organized and placed under the direction of Group Vice President Paul McCarren. Paul joins Michael Nelson, Senior Group Vice President responsible for the central and eastern regions, in providing leadership and direction to our operations.

Although it is difficult to predict whether the pace of new acquisitions in 1999 will match that of 1998, we continue to focus on more than two dozen suitable companies. Acquisitions will remain a key part of our business strategy. Where possible, our goal is to acquire businesses in proximity to other Lindberg facilities to expand our regional presence. We believe this affords us the greatest opportunity to build on Lindberg's reputation for quality and to channel work to the facilities with the most appropriate equipment for a customer's needs. That is not to say, however, that we will not consider a strong candidate that could operate outside of areas where we currently have facilities.

The criteria for acquisitions remain constant: well-run companies, with solid management teams in place, that would contribute to shareholder value. We are a leader in the consolidation of the commercial heat treating industry, bringing our national reputation for quality and service to the newly acquired businesses.

Internal Growth

We have completed the start-up of our new facility in Monterrey, Mexico, and expect that operation to generate revenues during 1999, with strong prospects for future growth. The facility is equipped to process materials for a variety of metal-working customers that we identified through market studies. Additionally, this provides a base of operations that could expand over time to meet other market needs.

Our eighth SP 2000 facility, which also is expected to begin generating revenue during 1999, reflects the continued expansion of this program of operating dedicated heat treating facilities for major customers. Since 1994, revenues from this program have grown from under $1 million to more than $8 million in 1998.

SP 2000 facilities are designed to capture a portion of the in-house heat treat market, which is estimated to represent about 90% of total heat treating. The continued trend among manufacturers toward outsourcing processes that are not a part of their core competencies has drawn increasing interest from major companies, and we are currently pursuing several additional opportunities.

In large part to establish these SP 2000 programs, as well as to continue improvements at our other divisions, capital expenditures during 1998 reached $10.1 million, up from $7.3 million in 1997. In 1999 we will continue making capital expenditures to accommodate growth opportunities in our business.

Standardizing Practices

As we've grown Lindberg to the preeminent position it now occupies, we have been integrating our new facilities and standardizing our practices to ensure uniform quality and service for our customers. We have established a companywide quality manual that provides guidelines for an enhanced quality control system and details the metrics of measuring performance.

Our objectives are to continue to build on Lindberg's established reputation for quality and service and to strengthen our position as the preferred heat treater of major manufacturers. Ultimately, our goal is to have these major companies strongly recommend that their suppliers use Lindberg for heat treating.

Continued Growth Expected In 1999

We are counting on our strong management team and highly skilled associates to help us deliver another record year in 1999. Given the current economic outlook, we expect to achieve modest growth at our operations owned prior to 1998 while benefitting from the full-year results of our 1998 acquisitions. New acquisitions will also contribute as they are integrated. Overall, we expect to benefit from efforts to broaden our customer base and to operate our facilities at the highest efficiency and quality within our industry.

We also rely on our Board of Directors for their leadership and experience. We would especially like to thank John Puth for his more than a decade of service on the Lindberg Corporation Board. John, who reaches mandatory retirement age this year, has been instrumental in helping us shape our strategic and financial direction along with providing guidance to our management team. We will miss his participation on the board and his invaluable counsel.

Finally, we would like to express our appreciation for the support of our loyal stockholders, customers and associates. To all of our stockholders, including those who joined us during 1998, we wish to renew our pledge to work together to enhance the value of your investment.

/s/ George Bodeen
George H. Bodeen
Chairman of the Board

/s/ Leo G. Thompson
Leo G. Thompson
President and Chief Executive Officer

Continuing to Build for the Future

Lindberg Corporation built on its standing as North America's largest commercial heat treater with record sales and earnings and an unprecedented volume of acquisitions during 1998.

Solid Customer Base

Most of the markets that Lindberg serves remain strong, with a base of more than 10,000 customers operating in diverse industries.

Six New Acquisitions

Lindberg has completed six acquisitions since the beginning of 1998, adding businesses that were profitable and directed by experienced management teams.

Building on a Strong Reputation

Enhancements to a companywide quality manual which outlines standardized "Best Practices" and continuing training requirements for associates at all levels ensure that Lindberg's customers receive the best quality and service.

Largest North American Heat Treating Company

Lindberg Corporation continued to enhance its position as North America's largest commercial heat treater, as 1998 was its most active year in terms of acquisitions. Lindberg is now concentrating entirely on its core business of heat treating following the sale of its final Precision Products division in January 1999. This is a strategy that has paid off as Lindberg posted record sales and earnings during the year. Earnings growth from heat treat operations exceeded 15 percent for the fifth consecutive year, with 1998 net earnings up 37 percent to $9.5 million. Sales increased 41 percent to $125 million.

Lindberg also expanded beyond U.S. borders to establish a facility in Monterrey, Mexico, designed to take advantage of opportunities the company has identified among metal-working industries located in that region.

The company's Strategic Partnership 2000 (SP 2000) program took another major step forward with the start-up of its eighth facility which is ramping up for full production in 1999.

Ongoing Market Strength

Although some markets - notably those serving the aerospace, oilfield equipment and agricultural equipment industries - experienced weakness during portions of 1998, demand is expected to remain strong in the other industries Lindberg serves. The aerospace industry is expected to regain strength during 1999, as year-end softness was attributed largely to inventory adjustments by suppliers to major aerospace manufacturers. The latest outlook for the oilfield equipment market, affected by curtailed drilling activity during the year, is not as encouraging and may not show signs of recovery until 2000 or beyond. Other markets served by Lindberg include automotive, defense, consumer products, tool and die and off-road equipment.

Based on the strength of most of its markets and the positive effect of acquisitions, Lindberg expects to once again reach its internal goal of annually increasing revenues by 10 percent and net earnings by 15 percent.

Heat Treating - A Vital Service for Industry

Since 1922, Lindberg Corporation has provided heat treating services, in which ferrous, aluminum and other metals are processed at precise temperatures in specific conditions to improve their mechanical properties, durability and wear resistance. Lindberg offers heat treating services such as hardening and tempering, carburizing, nitriding, selective hardening, solution treating and aging, stress relieving, normalizing and brazing as well as other specialty processes.

Finished goods that benefit from Lindberg's services include consumer items such as dental instruments, bicycle locks, golf clubs and other sporting goods. Lindberg also processes commercial aircraft parts including structural skin components, frame parts and engine components. Other commercial products heat treated by Lindberg include drive train mechanism, transmission and clutch parts for automotive and truck applications as well as engine, transmission and track assembly parts for construction equipment. In all, Lindberg provides a wide range of services, treating myriad parts, for more than 10,000 customers in diverse industries.

The total heat treat market in the United States is estimated at more than $20 billion, with about 90 percent of that performed by manufacturers in-house. The company is pursuing several additional opportunities for SP 2000 projects, which are designed to capture some of the business that is being performed in-house.

Lindberg's business strategy is based in part on capitalizing on the trend toward manufacturers outsourcing processes - such as heat treating - that are outside their core competencies. Lindberg is also continuing to grow through a strategic acquisition program aimed at the highly fragmented commercial heat treating industry. Commercial heat treating sales have been growing at a compound annual rate of about 7 percent over the past five years.

Accelerated Acquisitions

With consolidation of the commercial heat treat industry continuing through 1998 and into 1999, Lindberg acquired a total of six new companies for more than $40 million. These include Industrial Steel Treating Company, Fabriform Metal Brazing, Inc. and Merrell Enterprises, Inc. (known as Mann Aircraft Forming), all in the Los Angeles area, Houston Heat Treating Company of Houston, Quality Heat-Treat, Inc. of Dallas and Metal-Lab of Wisconsin, Inc. in Sturtevant, Wisconsin.

The company's basic criteria for acquisitions remain the same: a complementary, profitable and well-run business with a strong management team in place.

Capitalizing on Superior Quality and Service

Operating from 34 facilities in major commercial centers in the United States and Mexico, Lindberg is able to serve customers as a local business in an industry that is largely regional. At the same time, it is able to provide an array of value-added services that only a company of its size can offer.

Lindberg possesses a well-earned national reputation for quality and on-time delivery. Additionally, it provides assistance to customers through experienced heat treaters and metallurgists based at its various facilities. For specialized needs, Lindberg calls on the varied skills and metallurgical knowledge throughout the corporation. This technical assistance also has been instrumental in identifying new SP 2000 opportunities.

With new divisions being integrated into Lindberg over the past three years, the company has standardized many practices to ensure uniform quality and service and to further solidify the company's standing as a preferred supplier for major manufacturers. A companywide quality manual outlines the best practices for various processes, provides guidelines for running a quality control system and details the means of measuring process capability.

With the help of these tools, Lindberg is better positioned to meet or exceed the expectations of its customers, while maximizing the return for the business.

Lindberg's customers also benefit from the company's more than 1,200 skilled and dedicated associates. As part of the Lindberg "Benchmarks of Quality" program, each associate is expected to receive a minimum of 28 hours of annual training designed to improve services and processes at all levels of the business. Most of Lindberg's facilities have been recognized with third-party quality endorsements, such as ISO 9000, NADCAP or QS-9000 and have received "approved vendor" status from most major manufacturers. For example, Lindberg's Tulsa facility in November received the Oklahoma Quality Award in recognition of strong leadership and organization-wide commitment to customer satisfaction and continuous improvement of products and services.

Investing in the Future

Lindberg continues to invest in its future with capital expenditures that add or upgrade equipment at its commercial heat treating facilities and at SP 2000 sites.

Lindberg's strong financial position - enhanced by a stock offering in 1998 and a recently expanded credit facility - also enables it to take advantage of acquisition opportunities that may arise.

With existing business expected to remain strong and the benefit of full-year results from recent acquisitions, Lindberg expects 1999 to be another record year.

Technical Expertise

Lindberg's "Benchmarks of Quality" program ensures adherence to stringent quality standards.

we instill confidence
Widely varied products demand customized solutions.
Lindberg associates continually monitor quality.
Customers depend on Lindberg to meet their demanding specifications.

                                 [PHOTO PAGE]

Broad Customer Base

Lindberg's regional facilities serve diverse customers with specialized needs.

we fulfill expectations
The selection of appropriate equipment ensures on-time performance.
A wide range of heat treating services yields desired characteristics. Treated components are a vital part of customers' manufacturing processes.

                                 [PHOTO PAGE]

Accelerated Acquisitions

Since the beginning of 1998, Lindberg has acquired six new facilities.

we deliver service
Acquired businesses complement existing operations.
New facilities are profitable and well managed.
The emphasis on quality and "best practices" is part of the integration into Lindberg.

                                 [PHOTO PAGE]

Five-Year Financial Review
For the Years Ended December 31,                        1998            1997            1996            1995            1994
----------------------------------------------------------------------------------------------------------------------------
Operations (in thousands)
Net Sales                                        $   125,069      $   88,784      $   72,776      $   67,967      $   59,380
Gross Profit                                          38,575          25,092          20,257          19,265          15,028
Selling and Administrative Expenses                  (20,478)        (13,211)        (11,507)        (11,530)        (10,217)
Equity in Earnings of Partnership                          -           1,436             893             301              54
----------------------------------------------------------------------------------------------------------------------------
Operating Earnings                                    18,097          13,317           9,643           8,036           4,865
Interest Expense (Net)                                (2,510)         (1,681)         (1,512)         (1,638)           (789)
Other Income                                             444               -               -             615               -
----------------------------------------------------------------------------------------------------------------------------
Earnings Before Income Taxes                          16,031          11,636           8,131           7,013           4,076
Provision for Income Taxes                            (6,493)         (4,675)         (3,293)         (2,840)         (1,633)
----------------------------------------------------------------------------------------------------------------------------
Earnings From Continuing Operations                    9,538           6,961           4,838           4,173           2,443
Earnings (Loss) From Discontinued Operations               -          (6,698) 1          178           1,462           1,931
----------------------------------------------------------------------------------------------------------------------------
Net Earnings                                     $     9,538      $      263      $    5,016      $    5,635      $    4,374
============================================================================================================================
Diluted Earnings Per Share:
Earnings From Continuing Operations              $      1.74      $     1.41      $      .99      $      .88      $      .51
Earnings (Loss) From Discontinued Operations               -           (1.36)            .04             .30             .41
----------------------------------------------------------------------------------------------------------------------------
Net Earnings                                     $      1.74      $      .05      $     1.03      $     1.18      $      .92
============================================================================================================================
Financial Position (in thousands)
Working Capital                                  $     8,622      $   16,147      $   30,100      $   29,237      $   23,726
Property and Equipment (Net)                          66,737          39,097          30,879          27,332          26,224
Total Assets                                         115,490          89,563          74,888          68,639          65,878
Long-Term Debt                                        32,684          25,863          20,700          18,900          16,500
Total Debt                                            34,761          36,166          21,601          18,900          17,900
Stockholders' Equity                                  55,793          32,091          33,047          29,182          24,669
============================================================================================================================
Other Financial Information
Cash Dividends Declared and Paid (in thousands)  $     1,715      $    1,538      $    1,379      $    1,181      $      989
Cash Dividends Per Share                                 .32             .32             .29             .25             .21
Return on Average Stockholders' Equity                   22%              1%             16%             21%             19%
Book Value Per Share of Stockholders' Equity     $      9.48      $     6.65      $     6.91      $     6.17      $   	5.23
Debt/Capitalization Ratio                                38%             53%             40%             39%             42%
Shares Outstanding at Year-End                     5,882,736       4,828,381       4,779,141       4,727,391       4,717,016
Capital Expenditures (in thousands)              $    10,051      $    7,336      $    5,365      $    4,029      $    4,396
Depreciation and Amortization (in thousands)           6,698           4,204           3,695           3,459           3,258
Number of Employees at Year-End                        1,220             975             667             642             633
============================================================================================================================

1 1997 includes a net charge of $5,944,000 related to the discontinuance of the company's Precision Products segment.

Management's Discussion and Analysis

Of Financial Condition: In 1998, the Company's borrowings decreased $1.4 million from $36.2 million at December 31, 1997 to $34.8 million at December 31, 1998. The ratio of debt to total capitalization was 38% at the close of 1998 as compared to 53% at year-end 1997.

The most significant use of funds in 1998 related to the Company's acquisition activities. During the year, the Company completed the acquisitions of Industrial Steel Treating Company and Fabriform Metal Brazing, Inc. (collectively "Industrial") - two related companies - for $10.6 million, Houston Heat Treating, Inc. ("HHT") for $10.7 million, Merrell Enterprises, Inc., known as Mann Aircraft Forming, ("Mann") for $2.8 million and Quality Heat-Treating, Inc. ("Quality") for $8.5 million. The Company financed these acquisitions with bank borrowings. Also during 1998, notes payable related to the 1997 acquisitions of Ticorm, Inc. ("Ticorm") of $1.9 million and Alumatherm Heat Treating Company ("Alumatherm") of $6.3 million were repaid.

Capital expenditures were another significant use of funds in 1998. The Company spent $10.1 million on capital projects during 1998 as compared to $7.3 million in 1997. The figures for both years exclude amounts related to the purchase price of acquisitions and amounts related to discontinued operations. The Company made capital investments in 1998 primarily to accommodate new business opportunities and, to a lesser degree, upgrade facilities and equipment. Spending related to the Company's SP 2000 program represented about 20% of the total capital expenditures in 1998.

In the second quarter of 1998, the Company sold the operating assets of Impact Industries, Inc. ("Impact") and Harris Metals, two of three operations within the Precision Products segment. This segment has been reported as discontinued operations since the fourth quarter of 1997. The Company received $6.6 million in cash and $2.5 million of notes receivable from the sales. The Company also retained and collected $3.8 million of accounts receivable net of certain assumed liabilities related to Impact in 1998.

During the third quarter of 1998, the Company sold 1,000,000 new shares of its common stock at a public offering price of $17.00 per share, net of an underwriting discount of $1.00 per share. Proceeds of $16.0 million, less offering expenses, were used to repay debt under the Company's revolving credit agreement ("Credit Agreement").

Levels of working capital, excluding amounts purchased in acquisitions, decreased at year-end 1998 from the prior year providing a source of cash. Because the Company's heat treating customers maintain ownership of products shipped to the Company for processing, the business does not have a working capital need related to inventories.

In 1998, the Company made cash outlays related to environmental matters. These outlays largely included costs for consulting/engineering, legal support, and in certain cases, remediation. The Company believes it will make such expenditures in the future, but that such spending will continue to have a limited effect on its financial condition and liquidity.

During 1998, the Company paid cash dividends of $.32 per share totaling $1.7 million. The total paid represents an increase of 12% from the $1.5 million paid in 1997.

The Company believes that its borrowing capacity and funds generated through operations will be sufficient to meet currently foreseeable capital investment and working capital needs both for 1999 and for the longer term.

Of Results of Operations: 1998 versus 1997   Net sales in 1998 were $125.1
million, up $36.3 million, or 41%, from $88.8 million in 1997. The higher level of net sales resulted primarily from the acquisition of seven heat treating companies from July 1997 through November 1998, expansion of the SP 2000 program during 1998 and modest growth at the Company's existing heat treating plants. In 1998, the Company's sales results were primarily influenced by the commercial aerospace, automotive and oilfield equipment markets which represent approximately 50% of total net sales. The commercial aerospace and oilfield equipment markets, which began strong in 1998, softened by the fourth quarter of the year.

The acquisition of Ticorm and Alumatherm in 1997 and of Industrial, HHT, Mann and Quality in 1998 accounted for 91% of the increase in net sales for 1998. Also, in 1998 the Company's SP 2000 program provided net sales of $8.4 million in comparison to $6.2 million in 1997. Finally, net sales excluding the aforementioned acquisitions and the SP 2000 program increased by 2% in 1998 from net sales in 1997.

Gross profit in 1998 was $38.6 million, up $13.5 million, or 54%, from $25.1 million in 1997. The gross margin in 1998 was 30.8%, compared to 28.3% in the prior year. The increase in gross margin resulted primarily from the addition of acquisitions discussed above as most of the acquired businesses had gross margins higher than the Company's margin at the time of their acquisition. The improved gross margin was also the result of cost containment efforts.

Selling and administrative expenses in 1998 were $20.5 million, compared to $13.2 million in 1997. The increase in the level of expenses in 1998 over the prior year resulted primarily from additional expenses of approximately $4.0 million incurred at the acquired facilities discussed earlier. The remaining increase relates mainly to additional salaries and incentives paid during the year and to the write-off of two large trade accounts receivable. Selling and administrative expenses as a percentage of net sales increased to 16.4% in 1998 from 14.9% in 1997 due primarily to the aforementioned expense increases.

During 1998, the Company carried no investments under the equity method of accounting. Therefore, no equity earnings were recorded. In 1997, the Company recorded such earnings from its 50% interest in the Alumatherm joint venture. For the nine months prior to the acquisition of its partner's interest, the Company recorded equity earnings of $1.4 million.

Interest expense in 1998 was $2.5 million, compared to $1.7 million in 1997.
The increase primarily resulted from higher levels of borrowing during the year. The effect of the acquisitions, offset to a degree by the proceeds from the stock offering and sales of discontinued operations, led to these higher borrowing levels. The average interest rate on borrowings in 1998 was 6.6%.
This was the same rate as experienced during 1997.

In the fourth quarter of 1998, the Company recorded dividend income of $444,000 related to its 17% minority interest in Thixomat, Inc. The dividend was received in January 1999. This was the first such dividend declared by Thixomat, and the Company is not certain whether and to what extent Thixomat will pay dividends in the future.

Reflecting the above items, net earnings from continuing operations in 1998 were $9.5 million, up $2.6 million, or 37%, from $7.0 million in 1997. Net earnings from continuing operations in 1998 were $1.74 per diluted share, up $.33, or 23%, from $1.41 per diluted share in 1997.

In the fourth quarter of 1997, the Company established a plan to divest its Precision Products business segment. Accordingly, this segment was accounted for as discontinued operations. During 1998, discontinued operations had no effect on the Company's results of operations because all activity was charged to a reserve established in 1997. The Company does not believe that additional charges will be needed to complete its divestiture activities. For 1997, an after-tax loss of $754,000 from operations and a $5.9 million after-tax charge related to the estimated loss on the eventual sale of the segment's operations were recorded.

Net earnings for 1998 were $9.5 million, or $1.74 per diluted share, as compared to $263,000, or $.05 per diluted share, in 1997.

Of Results of Operations: 1997 versus 1996    Net sales in 1997 were
$88.8 million, up $16.0 million, or 22%, from $72.8 million in 1996. The higher level of net sales resulted primarily from the acquisition of three heat treating companies from May 1996 through October 1997, expansion of the SP 2000 program during 1997 and growth at certain heat treating plants where customer demand was strong, in particular those serving the commercial aerospace industry.

The acquisition of Vac-Hyd in 1996, and of Ticorm and Alumatherm in 1997 accounted for 48% of the increase in net sales for 1997. Also in 1997, the Company expanded the number of SP 2000 sites in operation to seven from six at the close of 1996. This program provided net sales in 1997 of $6.2 million in comparison to $3.9 million in 1996, thereby contributing to the overall increase in Company sales in 1997. Finally, while not all of the Company's heat treating plants generated sales growth in 1997 as compared to the prior year, heat treating operations in existence at the beginning of 1996 reported an overall 9% increase in net sales.

Gross profit in 1997 was $25.1 million, up $4.8 million, or 24%, from $20.3 million in 1996. The gross margin in 1997 was 28.3%, compared to 27.8% in the prior year. The increase in gross margin related primarily to the higher level of net sales during 1997, providing incremental earnings in excess of the prior year's rate of gross margin. The improved gross margin was also the result of cost containment efforts.

Selling and administrative expenses in 1997 were $13.2 million, compared to $11.5 million in 1996. Selling and administrative expenses as a percentage of net sales decreased to 14.9% in 1997 from 15.8% in 1996. The increase in the level of expenses in 1997 over the prior year resulted primarily from additional expenses of approximately $1.0 million incurred at Ticorm and Alumatherm.

For the first nine months of 1997 prior to the Company's acquisition of its partner's 50% interest in the Alumatherm joint venture, equity earnings related to the partnership recorded by the Company totaled $1.4 million. This compared to $893,000 recorded for the full year 1996.

Interest expense in 1997 was $1.7 million, compared to $1.5 million in 1996. The increase resulted from the increased borrowings due to acquisitions. The average interest rate on borrowings in 1997 was 6.6% compared to 6.7% for 1996.

Reflecting the above items, net earnings from continuing operations in 1997 were $7.0 million, up $2.1 million, or 44%, from $4.8 million in 1996. Net earnings from continuing operations in 1997 were $1.41 per diluted share, up $.42, or 42%, from $.99 per diluted share in 1996.

The results of the Company's Precision Products segment, net of income taxes, are presented as discontinued operations. In 1997, an after-tax loss of $754,000 from operations was recorded compared to $178,000 in earnings for 1996. The loss from operations in 1997 resulted largely from a sales decline at the segment's Impact facility. Also in 1997, the Company recorded a $5.9 million after-tax charge related to an estimated loss on the eventual sale of the segment's operations. The Company concluded to divest the Precision Products businesses and concentrate financial and operating resources on the higher margin core heat treating business, which had represented approximately 70% of total Company net sales during 1997.

Net earnings for 1997 were $263,000, or $.05 per diluted share, as compared to $5.0 million, or $1.03 per diluted share, in 1996.

Inflation: Although the Company cannot accurately determine the exact effect of inflation on its past, current or future operations, it does not believe inflation had a material effect during the past three years on sales or results of operations.

Possible Effects of Year 2000: The Company categorizes its exposure to Year 2000 issues as follows: information technology (IT) systems at its operating facilities; IT systems at its corporate office; embedded technology; customers; and suppliers.

The Company's IT systems at its operating facilities are maintained by Company personnel. The Company is in the process of developing new software which will replace and enhance the functionality of proprietary systems currently used for order entry, billing, plant routing, shipping and process management. This new software will be Year 2000 compliant. The development of this new software was not accelerated due to the Year 2000 issue, as the existing software is being modified to be Year 2000 compliant. No additional employees have been hired, nor have any additional outside costs been incurred, to revise the existing software for compliance.

The Company's corporate office utilizes IT systems supplied by third party vendors primarily for accounting functions and payroll processing. All such vendors have stated that their software is now or will be Year 2000 compliant. The Company is monitoring progress related to stated solutions to the issue and is in the process of verifying compliance. As is typical of third party software, the Company pays annual maintenance fees for the use of the software. No additional costs have been incurred nor are any expected related to this area.

The Company's operations primarily involve furnaces and ancillary equipment. Some of these use embedded technology such as microprocessor-based process controllers. It has been determined that the embedded technology used in the operations is not date sensitive in many cases, or is Year 2000 compliant in others.

No single customer accounted for more than 3% of the Company's sales in 1998.
In addition, the Company serves over 10,000 customers. The effect on the Company of the loss of a single customer, therefore, will largely be mitigated due to the Company's diversified customer base. However, there can be no assurance that individual plants will not be adversely affected by the temporary loss of one or more major customers.

With respect to suppliers, the Company's largest costs, excluding labor, are electricity and natural gas. In the event a utility supplier cannot provide its service for an extended period, the locations involved would be adversely affected. It is not feasible for the Company to arrange alternative power sources due to the level of demand involved. Short-term disruptions are not expected to have a significant impact on the Company due to geographic dispersion of the Company's facilities. Other purchased items used in the operations are available from many suppliers and there is little or no product differentiation. A disruption related to these suppliers would have little impact on the Company.

While subject to speculation, the most reasonably likely worst case scenario is currently considered by the Company to be the loss of either electric or gas power at an operating facility. However, the Company believes that this occurrence would be localized and tend to be of a short duration.

The Company also benefits from having over 99% of its revenues generated within the U.S. which has given the Year 2000 issue a high focus.

The Company has designated a group of management personnel to coordinate Year 2000 activities. This group has begun to develop a Year 2000 contingency plan and intends to complete it in advance of the Year 2000.

Market Risk: The Company is subject to certain fluctuations in rates related to market sensitive instruments. In particular, outstanding debt under the Company's Credit Agreement is carried at variable interest rates related primarily to the Eurodollar interest rate and to the U.S. prime rate. In order to reduce its interest costs, the Company maintains most of its outstanding Credit Agreement debt at the Eurodollar rate. As the level of Credit Agreement debt increases relative to its total outstanding debt, the Company investigates interest rate alternatives such as fixed rate notes or term loans. The Company does not use derivative financial instruments to manage its exposure. Based on its year-end debt level, the Company's interest costs in 1999 would increase $266,000 assuming a 1% increase in its average effective interest rate. This would reduce net earnings by approximately $158,000.

Subsequent Events: In January 1999, the Company sold the assets of the last remaining operation of its discontinued Precision Products business segment, Arrow-Acme Company. The sale price for the assets was $2.5 million, which included $1.9 million of cash and a $600,000 note receivable.

In February 1999, the Company acquired all of the outstanding common stock of Metal-Lab of Wisconsin, Inc. ("Metal-Lab") located in Sturtevant, Wisconsin. Metal-Lab provides heat treating for customers primarily in the tool and die market. The cash purchase price for the company was $9.9 million and was funded with additional borrowings under the Company's Credit Agreement. Metal-Lab had sales of $4.6 million in 1998.

Effective February 15, 1999, the Credit Agreement was amended to increase the total borrowing facility to $70 million from $45 million and to adjust certain loan covenants. Additionally, the maturity date was extended to December 31, 2001. As of March 3, 1999, the Company had approximately $33 million of available borrowing capacity under its amended Credit Agreement.

  Consolidated Financial Statements

  Consolidated Statements of Earnings
  For the Years Ended December 31,                                  1998            1997            1996
  -------------------------------------------------------------------------------------------------------
  Net Sales                                                 $125,069,317    $ 88,783,577    $ 72,776,202
  Cost of Sales                                              (86,494,542)    (63,691,330)    (52,519,365)
  -------------------------------------------------------------------------------------------------------
  Gross Profit                                                38,574,775      25,092,247      20,256,837
  Selling and Administrative Expenses                        (20,477,693)    (13,211,421)    (11,507,041)
  Equity in Earnings of Partnership                                   --       1,436,328         892,822
  -------------------------------------------------------------------------------------------------------
  Operating Earnings                                          18,097,082      13,317,154       9,642,618
  Interest Expense (Net)                                      (2,510,061)     (1,681,103)     (1,511,312)
  Investment Earnings                                            444,300              --              --
  -------------------------------------------------------------------------------------------------------
  Earnings From Continuing Operations Before Income Taxes     16,031,321      11,636,051       8,131,306
  Provision for Income Taxes                                  (6,493,417)     (4,674,961)     (3,293,032)
  -------------------------------------------------------------------------------------------------------
  Earnings From Continuing Operations                          9,537,904       6,961,090       4,838,274
  Discontinued Operations, Net of Income Taxes:
  Earnings (Loss) From Operations                                     --        (754,240)        178,118
  Estimated Loss on Sale                                              --      (5,944,000)             --
  -------------------------------------------------------------------------------------------------------
  Earnings (Loss) From Discontinued Operations                        --      (6,698,240)        178,118
  -------------------------------------------------------------------------------------------------------
  Net Earnings                                              $  9,537,904    $    262,850    $  5,016,392
  =======================================================================================================

  Basic Earnings Per Share:
  Earnings From Continuing Operations                       $       1.81    $       1.45    $       1.01
  Earnings (Loss) From Discontinued Operations                        --           (1.40)            .04
  -------------------------------------------------------------------------------------------------------
  Net Earnings                                              $       1.81    $        .05    $       1.05
  =======================================================================================================

  Diluted Earnings Per Share:
  Earnings From Continuing Operations                       $       1.74    $       1.41    $        .99
  Earnings (Loss) From Discontinued Operations                        --           (1.36)            .04
  -------------------------------------------------------------------------------------------------------
  Net Earnings                                              $       1.74    $        .05    $       1.03
  =======================================================================================================


  Consolidated Statements of Stockholders' Equity
  For the Years Ended December 31, 1998, 1997 and 1996
                                                                                 Underfunded   Cumulative
                                            Additional                               Pension      Foreign
                                   Common      Paid-In     Treasury      Retained  Liability  Translation   Comprehen-
                                    Stock      Capital       Shares      Earnings Adjustment   Adjustment  sive Income      Total
  --------------------------------------------------------------------------------------------------------------------------------
  Balance, December 31, 1995  $14,183,493  $ 1,512,106  $(5,347,038)  $19,015,302  $(181,428)    $     --             $29,182,435
  --------------------------------------------------------------------------------------------------------            ------------
  Comprehensive Income:
    Net Earnings                                                        5,016,392                          $5,016,392   5,016,392
    Pension Adjustment                                                               (46,492)                 (46,492)    (46,492)
                                                                                                          ------------
      Comprehensive Income                                                                                 $4,969,900
  Dividends Paid                                                       (1,379,120)                        ------------ (1,379,120)
  Exercise of Stock Options                    (18,700)     292,387                                                       273,687
  --------------------------------------------------------------------------------------------------------            ------------
  Balance, December 31, 1996   14,183,493    1,493,406   (5,054,651)   22,652,574   (227,920)          --              33,046,902
  --------------------------------------------------------------------------------------------------------            ------------
  Comprehensive Income:
    Net Earnings                                                          262,850                          $  262,850     262,850
    Pension Adjustment                                                                73,385                   73,385      73,385
                                                                                                           -----------
      Comprehensive Income                                                                                 $  336,235
  Dividends Paid                                                       (1,537,935)                         ----------- (1,537,935)
  Exercise of Stock Options                     32,786      213,430                                                       246,216
  --------------------------------------------------------------------------------------------------------            ------------
  Balance, December 31, 1997   14,183,493    1,526,192   (4,841,221)   21,377,489   (154,535)          --              32,091,418
  --------------------------------------------------------------------------------------------------------            ------------
  Comprehensive Income:
    Net Earnings                                                        9,537,904                          $9,537,904   9,537,904
    Pension Adjustment                                                               (22,079)                 (22,079)    (22,079)
    Foreign Translation
      Adjustment                                                                                  (93,781)    (93,781)    (93,781)
                                                                                                           -----------
      Comprehensive Income                                                                                 $9,422,044
  Change in Common Stock                                                                                   ===========
    Par Value                 (14,126,759)  14,126,759                                                                         --
  Issuance of Common Stock         10,000   15,634,257                                                                 15,644,257
  Dividends Paid                                                       (1,714,824)                                     (1,714,824)
  Exercise of Stock Options                     38,815      311,454                                                       350,269
  --------------------------------------------------------------------------------------------------------            ------------
  Balance, December 31, 1998  $    66,734  $31,326,023  $(4,529,767)  $29,200,569  $(176,614)    $(93,781)            $55,793,164
  ========================================================================================================            ============

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

  Consolidated Balance Sheets
  For the Years Ended December 31,                        1998            1997
  -----------------------------------------------------------------------------
  Assets
  Current Assets:
  Cash                                            $    157,391     $   283,270
  Receivables (Less Allowance for Doubtful
   Accounts  of $888,000 in 1998 and
   $363,000 in 1997                                 19,281,571      14,875,005
  Prepaid and Refundable Income Taxes                1,067,030       1,380,768
  Prepaid Expenses                                     643,766         632,846
  Net Assets of Discontinued Operations              2,142,719      17,475,866
  Other Current Assets                                 601,331       1,616,774
  -----------------------------------------------------------------------------
     Total Current Assets                           23,893,808      36,264,529
  Property and Equipment:
  Land                                               3,033,246       1,745,246
  Buildings and Improvements                        25,341,037      16,674,207
  Machinery and Equipment                           94,013,844      71,363,851
  Construction in Progress                           3,530,398       1,819,101
  -----------------------------------------------------------------------------
    Total Property and Equipment                   125,918,525      91,602,405
  Less-Accumulated Depreciation                    (59,181,581)    (52,505,822)
  -----------------------------------------------------------------------------
     Net Property and Equipment                     66,736,944      39,096,583
  Goodwill (Less Accumulated Amortization)          19,922,274      11,537,742
  Long-Term Notes Receivable                         3,250,000              --
  Other Non-Current Assets                           1,686,776       2,664,577
  -----------------------------------------------------------------------------
  Total Assets                                    $115,489,802     $89,563,431
  =============================================================================
  Liabilities and Stockholders' Equity
  Current Liabilities:
  Current Maturities on Long-Term Debt            $     77,271     $    83,328
  Notes Payable                                      2,000,000      10,220,000
  Accounts Payable                                   4,187,398       3,540,279
  Accrued Expenses:
    Salaries and Wages                               3,109,328       1,775,352
    Taxes, other than Income                           866,744         543,795
    Employee Insurance and Benefits                  1,335,370       1,395,126
    Utilities                                          936,013         658,741
    Other                                            2,759,315       1,900,780
  -----------------------------------------------------------------------------
     Total Current Liabilities                      15,271,439      20,117,401
  Non-Current Liabilities:
  Deferred Income Taxes                              7,055,718       6,149,001
  Long-Term Debt (Less Current Maturities)          32,683,630      25,862,512
  Accrued Pension                                    2,220,253       3,342,458
  Other Non-Current Liabilities                      2,465,598       2,000,641
  -----------------------------------------------------------------------------
     Total Non-Current Liabilities                  44,425,199      37,354,612
  Stockholders' Equity:
  Preferred Stock, par value $0.01:
    Authorized 1,000,000 shares since
     April 24, 1998.
    No Shares Issued.                                       --              --
  Common Stock, par value $0.01 since
    April 24, 1998 and $2.50 prior thereto:
    Authorized 25,000,000 shares since
     April 24, 1998 and 12,000,000 shares
     prior thereto.
    Issued  6,673,397 in 1998 and
     5,673,397 shares in 1997.                          66,734      14,183,493
  Additional Paid-In Capital                        31,326,023       1,526,192
  Retained Earnings                                 29,200,569      21,377,489
  Treasury Shares (790,661 in 1998
    and 845,016 in 1997), at Cost                   (4,529,767)     (4,841,221)
  Cumulative Foreign Translation Adjustment            (93,781)             --
  Underfunded Pension Liability Adjustment            (176,614)       (154,535)
  -----------------------------------------------------------------------------
     Total Stockholders' Equity                     55,793,164      32,091,418
  -----------------------------------------------------------------------------
  Total Liabilities and Stockholders' Equity      $115,489,802     $89,563,431
  =============================================================================

  The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

  Consolidated Statements of Cash Flows
  For the Years Ended December 31,                             1998          1997          1996
  ----------------------------------------------------------------------------------------------
  Increase (Decrease) in Cash
  Cash Flows From Operating Activities:
  Net Earnings                                         $  9,537,904   $   262,850   $ 5,016,392
  Adjustments to Reconcile Net Earnings to
   Net Cash Provided by Operating Activities:
    Depreciation                                          6,094,212     4,084,315     3,689,743
    Equity Earnings, Net of Cash Distributions                   --      (235,128)     (692,822)
    Goodwill Amortization                                   603,522       119,347         5,000
    Increase in Deferred Taxes                              906,717       101,497       732,996
    Non-Cash Portion of Discontinued Operations
     Reserve, Net of Tax Benefit                                 --     5,944,000            --
    Investment Earnings                                    (444,300)           --            --
    Change in Assets and Liabilities:
      Receivables                                           195,155    (2,337,872)     (165,047)
      Prepaid and Refundable Income Taxes                   208,893       310,846      (626,989)
      Prepaid Expenses and Other Current Assets            (289,659)     (220,486)      (12,417)
      Accounts Payable                                      482,191        18,311      (150,594)
      Accrued Expenses                                    1,548,360       356,720      (484,785)
      Net Assets of Discontinued Operations                (179,183)    1,052,294      (522,631)
      Other                                                 605,861       698,788    (1,571,556)
  ----------------------------------------------------------------------------------------------
    Total Adjustments to Reconcile Net Earnings
     to Net Cash Provided by Operating Activities         9,731,769     9,892,632       200,898
  ----------------------------------------------------------------------------------------------
    Net Cash Provided by Operating Activities            19,269,673    10,155,482     5,217,290
  ----------------------------------------------------------------------------------------------
  Cash Flows From Investing Activities:
  Capital Expenditures                                  (10,051,114)   (7,336,401)   (5,365,396)
  Cash Received for Sale of Discontinued Operations      10,403,974     1,102,600     1,000,000
  Cash Payments for Acquisitions, Net of Cash Acquired  (32,613,588)  (16,555,267)   (2,325,560)
  ----------------------------------------------------------------------------------------------
    Net Cash Used in Investing Activities               (32,260,728)  (22,789,068)   (6,690,956)
  ----------------------------------------------------------------------------------------------
  Cash Flows From Financing Activities:
  Net Borrowings Under Revolving Credit Agreement         8,800,000     7,100,000     1,800,000
  Payment on Senior Notes                                (2,000,000)           --            --
  Issuance of Common Stock                               16,000,000            --            --
  Issuance of Notes Payable                                      --     8,220,000       901,437
  Repayment of Notes Payable                             (8,220,000)     (901,437)           --
  Dividends Paid                                         (1,714,824)   (1,537,935)   (1,379,120)
  ----------------------------------------------------------------------------------------------
    Net Cash Provided by Financing Activities            12,865,176    12,880,628     1,322,317
  ----------------------------------------------------------------------------------------------
  Net Increase (Decrease) in Cash                          (125,879)      247,042      (151,349)
  Cash at Beginning of Year                                 283,270        36,228       187,577
  ----------------------------------------------------------------------------------------------
  Cash at End of Year                                  $    157,391   $   283,270   $    36,228
  ==============================================================================================
  Supplemental Disclosures of Cash Flow Information:
  Interest Paid                                        $  3,083,627   $ 1,679,402   $ 1,649,277
  Income Taxes Paid                                       5,470,439     3,875,117     3,235,993
  ----------------------------------------------------------------------------------------------

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 1998, 1997 and 1996

Note 1. Accounting Policies
---------------------------
A. Nature of Operations   The company serves metal-using and metal-working
industries, providing commercial metal heat treating.

B. Principles of Consolidation    The Consolidated Financial Statements include
the accounts of Lindberg Corporation and its subsidiaries. Significant intercompany balances and transactions have been eliminated.

The company's 50% share in the Alumatherm Heat Treating Company ("Alumatherm") partnership was carried on the equity basis of accounting from the partnership formation on July 1, 1994 until the acquisition of that entity on October 1, 1997 (see Note 2).

The company's investment in Thixomat, Inc. is accounted for on the cost basis. Income from such investments is recognized when dividends are declared.

C. Revenue Recognition    The company recognizes revenues from sales upon
shipment to its customers.

D. Property and Depreciation    Property and equipment are stated at cost.
Depreciation is provided on the straight-line method for financial statement purposes and on accelerated methods for income tax purposes. Maintenance costs are charged to expense as incurred. Expenditures which improve efficiency or capacity or extend the useful life of assets are capitalized. Interest cost incurred during the period of construction of plant and equipment is capitalized as part of the cost of such plant and equipment.

E. Goodwill and Amortization    Goodwill, which represents the excess of the
purchase price paid over the fair market value of the net identifiable assets acquired, is amortized using the straight-line method over 30 years. The company reviews the valuation and amortization periods of goodwill whenever events or changes in circumstances warrant such a review.

F. Use of Estimates    The preparation of these financial statements, in
conformity with generally accepted accounting principles, required the use of certain estimates by management determining the company's assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

G. Foreign Exchange    Assets and liabilities of the company's Mexican operation
are translated using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the company's net equity investment in this subsidiary are deferred as a separate component of stockholders' equity. Foreign exchange gains and losses on transactions during the year are reflected in income.

H. Income Taxes    The company's provision for income taxes represents income taxes paid or payable for the current year adjusted for the change in deferred taxes during the year. Deferred income taxes reflect the net tax effects of temporary differences between the financial statement bases and the tax bases of assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted.

I. Segment Reporting Effective January 1, 1998, the company adopted SFAS 131, "Disclosure about Segments of an Enterprise and Related Information" (SFAS 131). The company does not operate in more than one segment of business and no customer accounted for more than 10% of the company's sales. Assets and revenues related to the company's operation in Mexico accounted for less than 1% of the company's total.

J. Comprehensive Income    Effective January 1, 1998, the company adopted
SFAS 130, "Reporting Comprehensive Income" (SFAS 130). In accordance with the provisions of SFAS 130, presentation of the company's comprehensive income is included within the company's Consolidated Statements of Stockholders' Equity.

K. Earnings Per Share    Effective January 1, 1997, the company adopted
SFAS 128, "Earnings per Share" (SFAS 128). The provisions of SFAS 128 require computations of basic and diluted earnings per share. Diluted earnings per share reflects the potential dilution that could occur if outstanding stock options were converted into common stock. Dilutive shares used in the calculations for the years ended December 31, 1998, 1997 and 1996 were 5,480,131, 4,932,828 and
4,860,555, respectively. Basic earnings per share excludes dilution effects. Earnings per share for all years have been computed in accordance with SFAS 128.

L. Impairment of Long-Lived Assets    Effective January 1, 1996, the company
adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121). The provisions of SFAS 121 require a review of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the periods presented, the company does not believe that any impairment of long-lived assets occurred; therefore, the adoption of SFAS 121 did not have any effect on the company's financial statements.

M. Reclassifications    Certain prior period amounts have been reclassified to
be consistent with the 1998 presentation.

Note 2. Acquisitions
--------------------
1998    On January 16, 1998, the company acquired all of the outstanding shares of both Industrial Steel Treating Co. and Fabriform Metal Brazing, Inc. (collectively "Industrial"), related heat treating companies in the Los Angeles area which primarily service the aerospace industry, for $10.6 million. The purchase was effective as of January 1, 1998. On April 16, 1998, the company acquired all of the outstanding shares of Houston Heat Treating Company ("HHT") for $10.7 million. HHT primarily serves the oil and gas industry. On September 30, 1998, the company acquired all of the outstanding shares of Merrell Enterprises, Inc. (d/b/a Mann Aircraft Forming) of Gardena, California, a metal stretching and forming business, for $2.8 million. On November 12, 1998, the company acquired all of the outstanding shares of Quality Heat-Treat, Inc. ("Quality") and the assets of certain related companies of Quality for $8.5 million. Quality, located in Dallas, primarily serves the off-road vehicle and oilfield equipment industries.

1997    On July 31, 1997, the company acquired all of the outstanding shares of
Ticorm, Inc. for $1.9 million of cash and $1.9 million of notes payable. On October 1, 1997, the company acquired the remaining 50% share of Alumatherm from its partner for $6.5 million of cash and $6.3 million of notes payable. Both of these acquired businesses are heat treating companies which serve the aerospace industry in the Los Angeles area.

Prior to the purchase of Alumatherm, the company reported Alumatherm under the equity method of accounting as an unconsolidated partnership. Accordingly, the Consolidated Statements of Earnings for the years ended December 31, 1997 and 1996 include its equity in Alumatherm's earnings during the periods in which it held its partnership interest.

1996    On May 31, 1996, the company acquired the assets of Vac-Hyd for $1.4 million of cash and a note payable of $900,000.

Cash payments made as part of each purchase were funded with additional borrowings under the company's revolving credit agreement. All of the acquisitions were accounted for using the purchase method; accordingly, the results of operations have been included in the consolidated totals of the company since the dates of their respective acquisitions. The cost of the acquisitions has been allocated to the assets and liabilities based on their estimated fair market value. With the exception of HHT, Industrial and Alumatherm, the acquired companies did not materially impact the consolidated financial position or results of operations for the periods presented. The allocation of the total cost of HHT, Industrial and Alumatherm is as follows:
(in thousands)

                                HHT           Industrial          Alumatherm
----------------------------------------------------------------------------
Property and Equipment   $    9,261           $    5,740          $    3,525
Accounts Receivable             974                1,947               1,858
Other Assets                     15                   54                 262
Goodwill                        979                4,662              10,019
Accounts Payable                (11)                (157)               (273)
Other Liabilities              (518)              (1,632)               (788)
----------------------------------------------------------------------------
                         $   10,700           $   10,614          $   14,603 1

1 Includes the purchase price and elimination of the related equity investment account.

The following table presents pro forma information for the combined entities of Lindberg Corporation, HHT, Industrial and Alumatherm for the twelve months ended December 31, 1998 and 1997 assuming the acquisitions had taken place at the beginning of the periods presented: (in thousands, except per share data)

Unaudited                                           1998                1997
----------------------------------------------------------------------------
Net Sales                                     $  127,051          $  115,670
Earnings from Continuing Operations                9,793               8,485
Net Earnings                                       9,793               1,787

Per Diluted Share:
Earnings from Continuing Operations                 1.79                1.72
Net Earnings                                        1.79                 .36

Pro forma adjustments include additional depreciation and interest charges, goodwill amortization, the reduction of certain other expenses and income tax effects. The pro forma information is provided for illustrative purposes only and is not necessarily reflective of the future results of the company or results of operations that would have actually occurred had the transactions been in effect for the periods presented.

Note 3. Discontinued Operations
-------------------------------
On December 22, 1997, the Board of Directors approved a plan to sell the company's Precision Products business segment ("Precision Products"). Precision Products consisted of two aluminum die casting facilities (Impact Industries, Inc. and Arrow-Acme Company) and one aluminum semi-permanent mold foundry (Harris Metals). On April 22, 1998, the company sold certain assets of Impact Industries, Inc; on June 11, 1998, the company sold the assets of Harris Metals; and on January 18, 1999, it sold the assets of Arrow-Acme Company. The company received cash and a note in each transaction. Precision Products is reported as discontinued operations and the Consolidated Financial Statements have been reclassified to segregate the net assets and operating results of the business. The estimated loss recorded during 1997 for the sale of Precision Products was $6.7 million, which included a reduction in asset values of $5.8 million and a provision for anticipated closing costs and operating losses until disposal of $900,000. The loss was reported net of an income tax benefit of $800,000 for an after-tax loss of $5.9 million.

The loss on the sale of Precision Products was based on estimates of the proceeds expected to be realized on the sale of the operations. The amounts the company ultimately realized did not differ materially from the amounts assumed in arriving at the loss on disposal of the discontinued operations. Summary operating results of the discontinued operations for 1998, 1997 and 1996 are as follows: (in thousands)

                                          1998            1997            1996
------------------------------------------------------------------------------
Net Sales                          $    16,669     $    34,567     $    41,244
Costs and Expenses                      17,016          35,835          40,945
------------------------------------------------------------------------------
Earnings (Loss) Before Taxes              (347)         (1,268)            299
Provision (Benefit) for Income Taxes      (141)           (514)            121
------------------------------------------------------------------------------
Net Income (Loss)                  $      (206)    $      (754)    $       178

At December 31, 1998, net assets of the discontinued operations of $2.1 million consisted of $400,000 of net current assets and $1.7 million of equipment.

Note 4. Income Taxes
--------------------
The major components of the provision for income taxes for 1998, 1997 and 1996 are as follows: (in thousands)

                                       Current         Deferred          Total
------------------------------------------------------------------------------
1998    Federal                       $  4,816        $     371       $  5,187
        State                            1,235               71          1,306
        Foreign                              -                -              -
------------------------------------------------------------------------------
                                      $  6,051        $     442       $  6,493
------------------------------------------------------------------------------
1997    Federal                       $  3,448        $     269       $  3,717
        State                              800               51            851
        Foreign                            107                -            107
------------------------------------------------------------------------------
                                      $  4,355        $     320       $  4,675
------------------------------------------------------------------------------
1996    Federal                       $  2,142        $     386       $  2,528
        State                              620               74            694
        Foreign                             54               17             71
------------------------------------------------------------------------------
                                      $  2,816        $     477       $  3,293
------------------------------------------------------------------------------

The differences between the provision for income taxes at the statutory rate and that shown in the Consolidated Statements of Earnings are summarized as follows:
(in thousands)

                                          1998             1997           1996
------------------------------------------------------------------------------
Consolidated Pretax Earnings
        at Statutory Rate             $  5,542        $   3,956       $  2,765
State Income Taxes,
        Net of Federal Tax Benefit         839              614            429
Other                                      112              105             99
------------------------------------------------------------------------------
                                      $  6,493        $   4,675       $  3,293

Significant components of the company's deferred tax liabilities and assets at December 31, 1998 and 1997 are as follows: (in thousands)

                                                           1998           1997
------------------------------------------------------------------------------
Deferred Tax Liabilities:
Tax Depreciation Over Book                            $  (7,451)      $ (6,104)
Reserve for Discontinued Operations                         (27)          (840)
Other Liabilities                                          (782)          (482)
------------------------------------------------------------------------------
        Total Deferred Tax Liabilities                $  (8,260)      $ (7,426)
------------------------------------------------------------------------------
Deferred Tax Assets:
Reserves Not Deducted for Tax                         $     869       $    761
Employee Benefit Provisions in
       Excess of Cash Payments                            1,308          1,221
Other Assets                                                 14            148
------------------------------------------------------------------------------
        Total Deferred Tax Assets                     $   2,191       $  2,130
------------------------------------------------------------------------------
        Net Deferred Tax Liability                    $  (6,069)      $ (5,296)
------------------------------------------------------------------------------
Included in Consolidated Balance Sheets in:
Prepaid and Refundable Income Taxes                   $     987       $    853
Deferred Income Taxes                                    (7,056)        (6,149)
------------------------------------------------------------------------------
                                                      $  (6,069)      $ (5,296)

Note 5. Debt
------------
Long-term debt consists of the following: (in thousands)

                                                           1998            1997
-------------------------------------------------------------------------------
Senior Notes                                          $   8,000       $  10,000
Revolving Credit                                         26,600          17,800
Notes Payable                                               161           8,366
-------------------------------------------------------------------------------
                                                         34,761          36,166
Less-Current Maturities                                  (2,077)        (10,303)
-------------------------------------------------------------------------------
                                                      $  32,684       $  25,863

As of December 31, 1998, the company had in place an amended, unsecured revolving credit agreement with two banks providing a line of credit of $45 million.

The company may choose from two interest rate alternatives - (i) the bank's reference rate (prime rate) and (ii) a Eurodollar loan rate plus an applicable margin based on the company's ratio of funded debt to earnings before interest, taxes, depreciation and amortization. The effective interest rate for the agreement was 6.6% during both 1998 and 1997; the year-end rates were 6.3% and 6.7% for 1998 and 1997, respectively.

In February 1999, the agreement was amended to increase the total facility by $25 million to $70 million and to extend the maturity date of the agreement to December 2001.

The company also has outstanding senior notes which bear interest at 7.16% annually and mature in November 2002.

The revolving credit and senior note agreements contain various covenants which, among others, restrict the ability of the company to pay dividends beyond certain limits and require the company to meet certain financial ratios.

The company also has a second bank agreement which provides for the issuance of letters of credit, up to a maximum of $5,000,000. At December 31, 1998, a letter of credit totaling $4,250,000 was issued in accordance with an insurance agreement.

Annual maturities of long-term debt, excluding the revolving credit agreement, for the five years following December 31, 1998 are $2,077,000, $2,024,000, $2,026,000, $2,029,000 and $5,000, respectively.

Note 6. Leases
--------------
The company has a number of lease agreements related to the rental of production and administrative facilities and equipment. These are of varying terms and extend as far as the year 2007.

The following is a schedule of estimated future minimum rental payments required under leases that have initial or remaining noncancelable terms in excess of one year as of December 31, 1998: (in thousands)

					Annual Payments
-------------------------------------------------------
1999                                          $   2,216
2000                                              1,486
2001                                              1,165
2002                                                965
2003                                                621
Thereafter                                          785
-------------------------------------------------------
                                              $   7,238

The total rent expense for 1998, 1997 and 1996 was $2,452,000, $1,765,000 and $1,412,000, respectively.

Note 7. Employee Benefits
-------------------------
The company has various defined benefit pension plans covering many of its employees.

Effective January 1, 1998, the company adopted SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS 132). The provisions of SFAS 132 change the required disclosures for net pension expense, the reconciliations of the projected benefit obligation and the fair value of plan assets, and the funded status of pension plans. The pension expense related to these plans included amortization of past service cost over 30 years. The standards utilized by the company to fund the pension plans satisfy the minimum funding requirements under the provisions of ERISA.

Net pension expense for 1998, 1997 and 1996 included the following components:
(in thousands)

                                         1998            1997            1996
-----------------------------------------------------------------------------
Service Cost                          $   675         $   727         $   776
Interest Cost                           1,245           1,226           1,159
Expected Return on Plan Assets         (1,596)         (1,494)         (1,431)
Amortization of:
    Unrecognized Net (Gain) Loss           (3)            (13)             42
    Unrecognized Prior Service Cost        45              48              54
    Unrecognized Net (Asset) Obligation  (147)           (103)           (145)
-----------------------------------------------------------------------------
                                      $   219         $   391         $   455

The following table provides a reconciliation of the changes in the projected benefit obligation and fair value of plan assets during the twelve months ending December 31, 1998 and 1997 and a statement of the funded status as of December 31, 1998 and 1997: (in thousands)

----------------------------------------------------------------------------------------------------------------------------------
                                                     1998                     1998                     1997                   1997
----------------------------------------------------------------------------------------------------------------------------------
                                            Assets Exceed     Accumulated Benefits            Assets Exceed   Accumulated Benefits
                                     Accumulated Benefits            Exceed Assets     Accumulated Benefits          Exceed Assets
----------------------------------------------------------------------------------------------------------------------------------
Accumulated Benefit Obligation, December 31    $   13,567                $   1,570               $   12,375              $   1,535
----------------------------------------------------------------------------------------------------------------------------------
Reconciliation of Projected Benefit Obligation:
Projected Benefit Obligation, January 1        $   15,969                $   1,787               $   15,064              $   1,784
Service Cost                                          609                       65                      664                     64
Interest Cost                                       1,129                      116                    1,100                    127
Plan Amendments                                         -                        -                      126                      -
Actuarial (Gain) Loss                                 823                      (84)                       -                      -
Benefits Paid                                        (893)                    (194)                    (985)                  (188)
----------------------------------------------------------------------------------------------------------------------------------
Projected Benefit Obligation, December 31      $   17,637                $   1,690               $   15,969              $   1,787

Reconciliation of Fair Value of Plan Assets:
Plan Assets at Fair Value, January 1           $   20,796                $     383               $   18,025              $     281
Actual Return on Plan Assets                        1,385                       28                    3,708                     53
Company Contributions                                  29                      212                       48                    237
Benefits Paid                                        (893)                    (194)                    (985)                  (188)
----------------------------------------------------------------------------------------------------------------------------------
Plan Assets at Fair Value, December 31         $   21,317                $     429               $   20,796              $     383

Funded Status:
Funded Status of the Plan, December 31         $    3,680                $  (1,261)              $    4,827              $  (1,404)
Unrecognized Net (Gain) Loss                       (3,500)                     422                   (4,521)                   519
Unrecognized Prior Service Cost                       176                      165                      195                    191
Unrecognized Net (Asset) Obligation                  (747)                      47                     (919)                    73
----------------------------------------------------------------------------------------------------------------------------------
Net Amount Recognized                          $     (391)               $    (627)              $     (418)             $    (621)

The following table provides the amounts recognized in the Consolidated Balance
Sheets as of December 31, 1998 and 1997: (in thousands)
Accrued Benefit Liability                      $     (391)               $  (1,141)              $     (418)             $  (1,152)
Intangible Asset                                        -                      220                        -                    273
Accumulated Comprehensive Income Adjustment             -                      294                        -                    258
----------------------------------------------------------------------------------------------------------------------------------
Net Amount Recognized                          $     (391)               $    (627)              $     (418)             $    (621)

The discount rate used in determining the projected benefit obligation was 7.0% and 7.5% in 1998 and 1997, respectively. The rate of increase in future compensation levels and the expected long-term rate of return on assets were 5.0% and 9.0%, respectively, in both 1998 and 1997.

The company also has various defined contribution plans. The company matches 50% of contributions up to 4% of compensation. Additionally, the company also contributes one percent of each employee's compensation for all those who are not participants in a defined benefit plan, have six months of service, and who are still participants in the 401(k) savings plan at the end of the year. The company made distributions for contributions and related expenses of $741,000, $598,000 and $544,000 to these defined contribution plans in 1998, 1997 and 1996, respectively.

The company provides no postretirement benefits other than the benefit plans listed above.

Note 8. Stock Options
---------------------
The company administers a stock option plan for key employees. The plan provides for the issuance, from time to time, of options to purchase up to 675,000 shares of the company's common stock at prices not less than 100% of the fair market value of the stock at the time an option is granted. The following table summarizes information as to options granted, exercised, cancelled and outstanding under this plan.

                                                       Average Option
                                        Shares        Price per Share
---------------------------------------------------------------------
Outstanding, December 31, 1995         306,775               $   6.29
Options Granted                         72,900                   7.50
Options Exercised                      (51,750)                  5.29
Options Cancelled                       (9,700)                  7.30
---------------------------------------------------------------------
Outstanding, December 31, 1996         318,225                   6.70
Options Granted                         73,900                   9.00
Options Exercised                      (56,125)                  6.26
Options Cancelled                      (26,300)                  7.52
---------------------------------------------------------------------
Outstanding, December 31, 1997         309,700                   7.26
Options Granted                        182,300                  12.81
Options Exercised                      (42,355)                  6.29
Options Cancelled                       (6,575)                  9.19
---------------------------------------------------------------------
Outstanding, December 31, 1998         443,070               $   9.61

Effective January 1, 1996, the company adopted the disclosure-only option under SFAS 123, "Accounting for Stock Based Compensation" (SFAS 123). As such, the company continues to account for employee stock options under APB Opinion 25, as permitted under generally accepted accounting principles. Accordingly, no compensation cost has been recognized in the accompanying financial statements related to these options. Had compensation cost for these plans been determined consistent with SFAS 123, the company's net earnings and net earnings per share would have been the following: (in thousands, except per share data)

                                         1998             1997            1996
------------------------------------------------------------------------------
Earnings From Continuing Operations
As Reported                         $   9,538        $   6,961       $   4,838
Pro forma                               9,309            6,863           4,783
Net Earnings
As Reported                             9,538              263           5,016
Pro forma                               9,309              165           4,961
------------------------------------------------------------------------------
Diluted Earnings Per Share:
Earnings From Continuing Operations
As Reported                         $    1.74        $    1.41       $     .99
Pro forma                                1.70             1.39             .98
Net Earnings
As Reported                              1.74              .05            1.03
Pro forma                                1.70              .03            1.02

Since SFAS 123 does not apply to options granted prior to January 1, 1995, the pro forma disclosure is not likely to be indicative of pro forma results which may be expected in future years.

The fair values of the option grants are estimated at the date of grant using the Black-Scholes option pricing model. The following table provides the weighted-average assumptions and the fair values of the grants.

                                         1998            1997             1996
------------------------------------------------------------------------------
Risk-Free Interest Rate                  4.9%            5.7%             6.5%
Dividend Yield                           3.5%            2.1%             3.2%
Volatility                              65.2%           40.1%            46.0%
Fair Value of Options        $   5.83 - $6.01        $   3.29         $   2.83

The options vest ratably over 4 years and are assumed to have an average life of 5 years.

The company also administers a stock option plan for members of the Board of Directors who are not employees of the company, covering a maximum of 150,000 shares. Under the terms of this plan, options to purchase an aggregate of 82,500 shares have been granted, of which 70,500 were outstanding at year-end. The average exercise price for the outstanding options is $8.39 per share. At December 31, 1998, 67,500 shares were available for future grant.

Note 9. Related Party
---------------------
The company holds a 17% equity interest in Thixomat, Inc., a company formed to promote and commercialize Thixomolding(TM) technology. The Chairman of Thixomat serves on the Board of Directors of Lindberg. In addition, the President of Lindberg serves on Thixomat's Board of Directors. At December 31, 1998, the company held a $434,000 equity investment, accounted for at cost, in Thixomat.

                                     -25-
<PAGE 26>

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

In some cases, the company has notified state authorities of a possible need for remediation at sites it previously operated or currently operates. These include the environmental remediation assumed as part of its acquisition of Industrial in January 1998. At all such sites, costs which may be incurred are difficult to accurately predict until the level of contamination is determined, and would be subject to increase if more contamination is discovered during investigation or remediation or if state authorities require more remediation than anticipated. Such costs may be less if the contamination proves to be less than currently expected and to the extent costs are covered by insurance or are allocable to others.

The company has also been notified by various state and federal governmental authorities that they believe it may be a "potentially respon-sible party" or otherwise have responsibility with respect to clean-up obligations at four waste disposal sites which were never owned or operated by the company. The company is participating in negotiations for settlement with the relevant authorities or other parties believed by the company to be responsible for clean-up obligations and further believes its responsibility to be of a minor nature. Management believes that the ultimate outcome will not have a material effect on the company's financial condition or results of operations.

At December 31, 1998, the company had reserves of $2.2 million to cover future anticipated costs. The company has estimated a range of costs in establishing its reserves. Such reserves give no effect to possible recoveries from insurers or other potentially responsible parties nor do they reflect any discount for the several years over which investigation or remediation amounts may be paid out.

The company is also the subject of a pending investigation by the government and a qui-tam (whistle-blower) lawsuit regarding alleged violations of the Federal False Claims Act and wrongful termination. The company learned of the lawsuit in May 1998. The activities that are the subject of the investigation and lawsuit relate to only one plant and in the fourth quarter 1998, the company established reserves for the potential settlement of this claim.

Note 11. Capital Stock Change and Stockholder Rights Plan
---------------------------------------------------------
In April 1998, the company's stockholders approved an amendment to the company's certificate of incorporation. This amendment changed the par value of the common stock from $2.50 to $0.01 per share and increased the number of authorized shares from 12 million to 25 million. The amendment also authorized a new class of preferred stock with par value of $0.01 per share and authorized 1 million such shares.

In 1996, the company declared a dividend distribution of one common share purchase right on each outstanding share of common stock. The rights become exercisable after a person or group acquires beneficial ownership of 20% or more of the common stock of the company or publicly announces a tender offer or exchange offer for 20% or more of the common stock. Initially, each right will entitle its holder to buy one share of common stock of the company at an exercise price of $40 per share. If a person or group acquires beneficial ownership of 20% or more of the outstanding common stock of the company: 1.) each right will entitle its holder to purchase shares of common stock of the company at one-half their market price, or, in certain circumstances, at their par value (currently $0.01 per share) and 2.) if the company or its assets are acquired in certain merger or other transactions, holders of rights may acquire common stock of the acquiring company having a market value of twice the exercise price of the right. Rights held by the 20% holder will become void and will not be exercisable to purchase shares at the reduced purchase price. The rights, which do not have voting rights, will expire on November 21, 2006 and may be redeemed by the company's board of directors at a price of $0.01 per right prior to their expiration or the accumulation of 20% or more of the company's common stock.

Note 12. Subsequent Event
-------------------------
On February 17, 1999, the company acquired all of the outstanding shares of Metal-Lab of Wisconsin, Inc. in Sturtevant, Wisconsin for $9.9 million. The acquisition was financed with bank borrowings.

Note 13. Quarterly Financial Data (Unaudited)
---------------------------------------------
Summarized quarterly financial data for 1998 and 1997 are shown below:
(in thousands, except for per share amounts)

1998                                           March 31                June 30         September 30            December 31
--------------------------------------------------------------------------------------------------------------------------
Net Sales                                  $     30,872          $      33,034         $     31,365            $    29,798
Gross Profit                                      9,600                 10,358                9,685                  8,932
--------------------------------------------------------------------------------------------------------------------------
Net Earnings                               $      2,440          $       2,683         $      2,355            $     2,060
--------------------------------------------------------------------------------------------------------------------------
Basic Net Earnings Per Share               $        .50          $         .55         $        .43            $       .35
--------------------------------------------------------------------------------------------------------------------------
Diluted Net Earnings Per Share             $        .48          $         .52         $        .41            $       .34
--------------------------------------------------------------------------------------------------------------------------
1997
--------------------------------------------------------------------------------------------------------------------------
Net Sales                                  $     20,646          $      20,750         $     20,955            $    26,433
Gross Profit                                      6,121                  5,128                5,381                  8,462
Earnings From Continuing Operations               1,311                  1,822                1,547                  2,281
Loss From Discontinued Operations                  (206)                   (15)                (200)                (6,277) 1
---------------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss)                        $      1,105          $       1,807         $      1,347            $    (3,996)
---------------------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share:
Earnings From Continuing Operations        $        .27          $         .38         $        .32            $       .47
Loss From Discontinued Operations                  (.04)                     -                 (.04)                 (1.30)
---------------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss)                        $        .23          $         .38         $        .28            $      (.83)
---------------------------------------------------------------------------------------------------------------------------
Diluted Earnings Per Share:
Earnings From Continuing Operations        $        .27          $         .37         $        .31            $       .46
Loss From Discontinued Operations                  (.04)                     -                 (.04)                 (1.25)
---------------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss)                        $        .23          $         .37         $        .27            $      (.79)
---------------------------------------------------------------------------------------------------------------------------

1 The quarter ended December 31, 1997 includes a net charge of $5,944,000 related to the discontinuance of the company's Precision Products segment.


Report of Independent Public Accountants
To the Stockholders of Lindberg Corporation
-------------------------------------------
We have audited the accompanying consolidated balance sheets of Lindberg Corporation (a Delaware Corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lindberg Corporation and subsidiaries as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years ended December 31, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Chicago, Illinois
January 22, 1999

Corporate Information

Annual Meeting    The annual stockholders' meeting will be held on Tuesday,
April 27, 1999, at 9 a.m., in the auditorium at Riverway, 6133 North River Road, Rosemont, Illinois. A formal notice of the meeting will be mailed to stockholders on or about April 1, 1999.

Board of Directors

George H. Bodeen 2,3
Chairman of the Board

Dr. Raymond F. Decker 1,2
Chairman, Thixomat, Inc.

Raymond A. Jean 1,3
President and
Chief Executive Officer
Varlen Corporation

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

Michael W. Nelson
Senior Group Vice President

Paul J. McCarren
Group Vice President

Terrence D. Brown
Vice President

Geoffrey S. Calhoun
Vice President

Roger J. Fabian
Vice President

Jerome R. Sullivan
Vice President

Brian J. McInerney
Treasurer
Assistant Secretary

Stock Market Information

The company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol LIND. The tables below show the range of high and low sales prices of the common stock as reported by the Nasdaq National Market and dividend payments during the past two years.

1998                High                     Low               Dividend
Quarter       Sale Price              Sale Price              Per Share
-----------------------------------------------------------------------
1st           $   18.125              $   12.750              $     .08
2nd               25.000                  16.750                    .08
3rd               20.250                  12.375                    .08
4th               14.250                   8.375                    .08
-----------------------------------------------------------------------
                                                              $     .32

1997                High                     Low               Dividend
Quarter       Sale Price              Sale Price              Per Share
-----------------------------------------------------------------------
1st           $   10.000              $    8.500              $     .08
2nd                9.250                   8.500                    .08
3rd               12.500                   9.000                    .08
4rd               16.000                  11.750                    .08
-----------------------------------------------------------------------
                                                              $     .32

Stockholder Information

Stock Transfer Agent and Registrar
Harris Trust & Savings Bank  Chicago, Illinois

Independent Public Accountants
Arthur Andersen LLP  Chicago, Illinois

General Counsel
Bell, Boyd & Lloyd  Chicago, Illinois

Corporate Offices
Lindberg Corporation
6133 North River Road, Suite 700
Rosemont, Illinois, 60018
847 823-2021

Form 10-K    A copy of the company's Annual Report to the Securities and
Exchange Commission (Form 10-K), for the year ended December 31, 1998, is available to any stockholder upon written request to the Secretary of the Company, 6133 North River Road, Suite 700, Rosemont, Illinois, 60018.

Lindberg Corporation

U.S. Locations
Garden Grove, California
Gardena, California*
Huntington Park, California*
Los Angeles, California
Paramount, California*
Rancho Dominguez, California
Santa Fe Springs, California
Westminster, California
Berlin, Connecticut
Waterbury, Connecticut
Melrose Park, Illinois
Wichita, Kansas
Worcester, Massachusetts
Lansing, Michigan
Minneapolis, Minnesota
St. Louis, Missouri
Rochester, New York
Solon, Ohio
Tulsa, Oklahoma
Dallas, Texas
Houston, Texas*
New Berlin, Wisconsin
Racine, Wisconsin
Sturtevant, Wisconsin

Foreign Location
Monterrey, Mexico

SP 2000 Partnerships
Waterbury, Connecticut
Downers Grove, Illinois
Bedford Heights, Ohio
Solon, Ohio
Reading, Pennsylvania
Lexington, Tennessee
Clintonville, Wisconsin
New Berlin, Wisconsin



* 2 locations