Form 10-K, Exhibit 13
period 1999-12-31
LINDBERG CORP /DE/
filed 2000-03-23
CIK 59593

Management's Discussion and Analysis

OF FINANCIAL CONDITION

In 1999, the company's borrowings increased $8.6 million from $34.8 million at December 31, 1998 to $43.4 million at December 31, 1999. The ratio of debt to total capitalization was 42% at the close of 1999 as compared to 38% at year-end 1998.

    In 1999, a significant use of funds related to the company's acquisition of Metal-Lab of Wisconsin ("Metal-Lab"). The company completed this acquisition in February 1999, at a final purchase price of $11.4 million, using bank borrowings.

    Capital expenditures were another significant use of funds in 1999. The company spent $10.3 million on capital projects during 1999 as compared to $10.1 million in 1998. The figures for both years exclude amounts related to the purchase price of acquisitions and amounts related to discontinued operations. The company made capital investments in 1999 primarily to accommodate new business opportunities and, to a lesser degree, upgrade facilities and equipment.

    In January 1999, the company sold the operating assets of Arrow-Acme Company, the last remaining of three operations comprising the discontinued Precision Products business segment. This segment has been reported as discontinued operations since the fourth quarter of 1997. The company received $2.1 million in cash and $600,000 in the form of a note receivable at the time of the sale and also retained and collected $300,000 of accounts receivable.

    In December 1999, the company repurchased 264,000 shares of its common stock for $2.2 million, using bank borrowings. This purchase was an isolated transaction, and the company does not contemplate the acquisition of additional shares of its common stock in the near future.

    In 1999, the company made cash outlays related to environmental matters. These outlays largely included costs for consulting/engineering and remediation at certain company owned sites. The company believes it will make such expenditures in the future, but that such spending will continue to have a limited effect on its financial condition and liquidity.

    During 1999, the company paid cash dividends of $.32 per share, for a total payout of $1.9 million to stockholders. The total amount paid represented an increase of 10% from the $1.7 million paid to stockholders in 1998.

    In February 1999, the company amended its bank revolving credit facility to increase the total borrowing capacity from $45 million to $70 million, extend the maturity date of the agreement to December 31, 2001 and to adjust certain loan covenants.

    The company believes that its borrowing capacity and funds generated through operations will be sufficient to meet currently foreseeable capital investment and working capital needs both for 2000 and for the longer term.

OF RESULTS OF OPERATIONS: 1999 VERSUS 1998

Net sales in 1999 were $120.5 million, down $4.6 million, or 4%, from $125.1 million in 1998. The lower level of net sales resulted primarily from softness in the commercial aerospace, oil-field machinery and farm equipment markets. These markets, which represented approximately 27% of total net sales for 1999, began weakening in the latter half of 1998 and continued on a downward trend for much of 1999. The softness in these two markets was offset to some degree by strength in the automobile/light truck market, which accounted for about 15% of the company's total net sales in 1999.

    The acquisition of Industrial Steel Treating Company/Fabriform Metal Brazing (collectively "Industrial"), Houston Heat Treating ("HHT"), Merrell Enterprises, known as Mann Aircraft Forming ("Mann") and Quality Heat-Treating ("Quality") in 1998 and Metal-Lab in 1999 accounted for $23 million of sales in 1999 as compared to $20 million in 1998. In 1999 the company's Strategic Partnership 2000 ("SP 2000") program provided net sales of $8.7 million, slightly above the 1998 figure of $8.4 million. Net sales excluding the aforementioned acquisitions and the SP 2000 program decreased by 8% in 1999 as compared to 1998.

    Gross profit in 1999 was $33.9 million, down $4.7 million, or 12%, from $38.6 million in 1998. The gross margin in 1999 was 28.1%, compared to 30.8% in the prior year. The decrease in gross margin was primarily related to the loss of incremental earnings on the lower net sales at a rate in excess of the prior year's gross margin and to a shift in sales mix toward somewhat lower margin business.

    Selling and administrative expenses in 1999 were $19.1 million, compared to $20.5 million in 1998. The decrease in the level of expenses in 1999 resulted primarily from cost reduction efforts, a lower level of employee incentive expense in 1999 and expense in 1998 related to the write-off of two large accounts receivable. Selling and administrative expenses as a percentage of net sales decreased to 15.8% in 1999 from 16.4% in 1998.

    Net interest expense in 1999 was $2.2 million, compared to $2.5 million in 1998. The decrease primarily resulted from a lower effective interest rate on the company's revolving credit borrowings. The average interest rate on revolving credit borrowings in 1999 was 6.0% as compared to 6.6% in 1998. The net interest amount also benefited from higher interest income earned during the year on notes receivable related to the sales of discontinued operations in 1998 and 1999.

    During 1999, the company recorded investment earnings of $118,000 related to its 17% minority interest in Thixomat, Inc. In 1998, the company recorded investment earnings of $444,000. The company remains uncertain as to whether and to what extent Thixomat will pay dividends in the future.

    Reflecting the above items, net earnings in 1999 were $7.6 million, down $1.9 million, or 20%, from $9.5 million in 1998. Net earnings per diluted share in 1999 were $1.27, down $.47, or 27%, from $1.74 in 1998.



10                                                         Lindberg Corporation

OF RESULTS OF OPERATIONS: 1998 VERSUS 1997

Net sales in 1998 were $125.1 million, up $36.3 million, or 41%, from $88.8 million in 1997. The higher level of net sales resulted primarily from the acquisition of six heat treating operations from July 1997 through November 1998, expansion of the company's SP 2000 program during 1998 and modest growth at existing heat treating plants. In addition, during 1998 the company's underlying sales activity was influenced by the commercial aerospace, automobile/light truck and oil-field machinery markets, which represented approximately 50% of total net sales in that year. In particular, the commercial aerospace and oil-field machinery markets, which began strong in 1998, had softened significantly by the fourth quarter of the year.

    The acquisition of Ticorm and Alumatherm Heat Treating Company in 1997 and Industrial, HHT, Mann and Quality in 1998 accounted for 91% of the increase in net sales for 1998 as compared to 1997. Also, in 1998 the company's SP 2000 program provided net sales of $8.4 million in comparison to $6.2 million in 1997. Finally, net sales excluding the aforementioned acquisitions and the SP 2000 program increased by 2% in 1998 from the 1997 level.

    Gross profit in 1998 was $38.6 million, up $13.5 million, or 54%, from $25.1 million in 1997. The gross margin in 1998 was 30.8%, compared to 28.3% in the prior year. The increase in gross margin resulted primarily from the addition of acquisitions discussed above as most of the acquired businesses had gross margins higher than the company's margin at the time of the acquisition.

    Selling and administrative expenses in 1998 were $20.5 million, compared to $13.2 million in 1997. The increase in the level of expenses in 1998 over the prior year resulted primarily from additional expenses of approximately $4.0 million related to the acquired facilities discussed earlier. The remaining increase in 1998 related mainly to additional salaries and incentives paid during the year and to the write-off of two large trade accounts receivable. Selling and administrative expenses as a percentage of net sales increased to 16.4% in 1998 from 14.9% in 1997 due to the aforementioned expense increases.

    During 1998, the company carried no investments under the equity method of accounting, and no equity earnings were recorded. In 1997, the company recorded such earnings from its 50% interest in its Alumatherm joint venture. In the first nine months of 1997 prior to the acquisition of its partner's interest, the company recorded equity earnings of $1.4 million.

    Net interest expense in 1998 was $2.5 million, compared to $1.7 million in 1997. The increase primarily resulted from higher average borrowing levels during the year. The effect of acquisitions in the latter half of 1997 and in 1998, offset to a degree by the proceeds from a common stock offering and sales of discontinued operations in 1998, led to these higher borrowing levels. The average interest rate on revolving credit borrowings in 1998 was 6.6%. This was the same rate as experienced during 1997.

    In the fourth quarter of 1998, the company recorded investment earnings of $444,000 related to a dividend from its 17% minority interest in Thixomat, Inc. This was the first such dividend declared by Thixomat.

    Reflecting the above items, net earnings from continuing operations in 1998 were $9.5 million, up $2.6 million, or 37%, from $7.0 million in 1997. Net earnings per diluted share from continuing operations in 1998 were $1.74, up $.33, or 23%, from $1.41 in 1997.

    In the fourth quarter of 1997, the company established a plan to divest its Precision Products business segment. Accordingly, this segment was accounted for as discontinued operations at that time. During 1998, discontinued operations had no effect on the company's results of operations as all activity was charged to a reserve established in 1997. For 1997, an after-tax loss of $754,000 from operations and a $5.9 million after-tax charge related to the anticipated loss on the eventual sale of the segment's operations were recorded.

    Net earnings for 1998 were $9.5 million, or $1.74 per diluted share, as compared to $263,000, or $.05 per diluted share, in 1997.

INFLATION

Although the company cannot accurately determine the exact effect of inflation on its past or future operations, it does not believe inflation has had a material effect during the past three years on sales or the financial results of its operations.

EFFECTS OF YEAR 2000

The company maintains information technology systems at each operating facility and at its corporate office and utilizes embedded technology such as microprocessor-based process controllers in its heat treating operations. Certain of these technologies are provided by third party vendors, which are responsible for upgrades and maintenance. Company personnel maintain the others. Subsequent to January 1, 2000, the company experienced no significant disruption of its operations related to such information technology systems and embedded technology.

    In addition, related to the Year 2000 issue, the company experienced no disruption to its operations related to suppliers nor did it experience disruption of its normal business activities with customers.

MARKET RISK

The company is subject to certain fluctuations in interest rates related to market sensitive instruments. In particular, outstanding bank debt under the company's revolving credit facility is carried at variable interest rates related primarily to the Eurodollar interest rate and to the U.S. prime rate. In order to reduce its interest costs, the company maintains most of its outstanding bank debt at the Eurodollar rate plus a rate spread. As the level of bank debt increases relative to its total outstanding debt, the company investigates interest rate alternatives such as fixed rate notes or term loans. The company does not use derivative financial instruments to manage its interest rate exposure. Based on the year-end 1999 debt level, the company's interest costs in 2000 would increase by $370,000 assuming a 1% increase in its average effective interest rate. This would reduce net earnings by about $222,000.



Lindberg Corporation                                                         11

Consolidated Statements of Earnings


For the Years Ended December 31,             1999          1998          1997
-----------------------------------------------------------------------------
NET SALES                            $120,482,625  $125,069,317  $ 88,783,577
Cost of Sales                         (86,618,120)  (86,494,542)  (63,691,330)
-----------------------------------------------------------------------------
Gross Profit                           33,864,505    38,574,775    25,092,247

Selling and Administrative Expenses   (19,067,393)  (20,477,693)  (13,211,421)
Equity in Earnings of Partnership              --            --     1,436,328
-----------------------------------------------------------------------------
Operating Earnings                     14,797,112    18,097,082    13,317,154

Interest Expense (Net)                 (2,229,348)   (2,510,061)   (1,681,103)
Investment Earnings                       118,480       444,300            --
-----------------------------------------------------------------------------
Earnings From Continuing Operations
    Before Income Taxes                12,686,244    16,031,321    11,636,051
Provision for Income Taxes             (5,089,241)   (6,493,417)   (4,674,961)
-----------------------------------------------------------------------------
Earnings From Continuing Operations     7,597,003     9,537,904     6,961,090
-----------------------------------------------------------------------------

Discontinued Operations,
    Net of Income Taxes:
Loss From Operations                           --            --      (754,240)
Estimated Loss on Sale                         --            --    (5,944,000)
-----------------------------------------------------------------------------
Loss From Discontinued Operations              --            --    (6,698,240)
-----------------------------------------------------------------------------
NET EARNINGS                         $  7,597,003  $  9,537,904  $    262,850
-----------------------------------------------------------------------------

BASIC EARNINGS PER SHARE:
Continuing Operations                $       1.29  $       1.81  $       1.45
Discontinued Operations                        --            --         (1.40)
-----------------------------------------------------------------------------
NET EARNINGS                         $       1.29  $       1.81  $        .05
-----------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING     5,900,928     5,274,881     4,806,834
-----------------------------------------------------------------------------

DILUTED EARNINGS PER SHARE:
Continuing Operations                $       1.27  $       1.74  $       1.41
Discontinued Operations                        --            --         (1.36)
-----------------------------------------------------------------------------
NET EARNINGS                         $       1.27  $       1.74  $        .05
-----------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING
    AND EQUIVALENTS                     5,973,241     5,480,131     4,932,828
-----------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




12                                                         Lindberg Corporation

Consolidated Balance Sheets


December 31,                                               1999          1998
-----------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash                                               $    272,649  $    157,391
Receivables (Less Allowance for
    Doubtful Accounts of $654,000
    in 1999 and $888,000 in 1998)                    17,492,480    19,281,571
Current Maturities on Notes Receivable                1,044,824            --
Prepaid and Refundable Income Taxes                   2,868,985     1,067,030
Prepaid Expenses                                        595,060       643,766
Net Assets of Discontinued Operations                        --     2,142,719
Other Current Assets                                    493,744       601,331
-----------------------------------------------------------------------------
    Total Current Assets                             22,767,742    23,893,808

PROPERTY AND EQUIPMENT:
Land                                                  3,213,246     3,033,246
Buildings and Improvements                           27,327,699    25,341,037
Machinery and Equipment                              98,649,046    94,013,844
Construction in Progress                              4,865,328     3,530,398
-----------------------------------------------------------------------------
    Total Property and Equipment                    134,055,319   125,918,525
Less-Accumulated Depreciation                       (62,693,233)  (59,181,581)
-----------------------------------------------------------------------------
    Net Property and Equipment                       71,362,086    66,736,944
Goodwill (Less Accumulated Amortization)             32,717,675    19,922,274
Long-Term Notes Receivable                            2,761,413     3,250,000
Other Non-Current Assets                              2,402,162     1,686,776
-----------------------------------------------------------------------------
TOTAL ASSETS                                       $132,011,078  $115,489,802
-----------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current Maturities on Long-Term Debt               $     46,695  $     77,271
Notes Payable                                         2,000,000     2,000,000
Accounts Payable                                      2,760,142     4,187,398
Accrued Expenses:
    Salaries and Wages                                1,920,852     3,109,328
    Taxes, other than Income                            938,099       866,744
    Employee Insurance and Benefits                   1,853,426     1,335,370
    Utilities                                           941,477       936,013
    Other                                             1,394,392     2,759,315
-----------------------------------------------------------------------------
    Total Current Liabilities                        11,855,083    15,271,439

NON-CURRENT LIABILITIES:
Deferred Income Taxes                                14,058,612     7,055,718
Long-Term Debt (Less Current Maturities)             41,337,949    32,683,630
Accrued Pension                                       3,264,415     2,220,253
Other Non-Current Liabilities                         1,754,467     2,465,598
-----------------------------------------------------------------------------
    Total Non-Current Liabilities                    60,415,443    44,425,199

STOCKHOLDERS' EQUITY:
Preferred Stock, par value $0.01:
    Authorized 1,000,000 shares. No shares issued.           --            --
Common Stock, par value $0.01:
    Authorized 25,000,000 shares.
    Issued 6,673,397 shares.                             66,734        66,734
Additional Paid-In Capital                           31,326,150    31,326,023
Retained Earnings                                    34,906,679    29,200,569
Treasury Shares (1,012,336 in 1999 and 790,661
    in 1998), at Cost                                (6,440,164)   (4,529,767)
Cumulative Foreign Translation Adjustment               (25,855)      (93,781)
Underfunded Pension Liability Adjustment                (92,992)     (176,614)
-----------------------------------------------------------------------------
    Total Stockholders' Equity                       59,740,552    55,793,164
-----------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity         $132,011,078  $115,489,802
-----------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.


Lindberg Corporation                                                         13

Consolidated Statements of Cash Flows


For the Years Ended December 31,             1999          1998          1997
-----------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Earnings                         $  7,597,003  $  9,537,904  $    262,850
Adjustments to Reconcile Net
    Earnings to Net Cash Provided by
    Operating Activities:
       Depreciation                     7,252,771     6,094,212     4,084,315
       Equity Earnings, Net of
           Cash Distributions                  --            --      (235,128)
       Goodwill Amortization            1,077,436       603,522       119,347
       Increase in Deferred Taxes       1,487,100       906,717       101,497
       Non-Cash Portion of
           Discontinued Operations
           Reserve, Net of
           Tax Benefit                         --            --     5,944,000
       Investment Earnings                444,300      (444,300)           --
       Change in Assets and
           Liabilities:
              Receivables               1,922,653       195,155    (2,337,872)
              Prepaid and Refundable
                 Income Taxes          (1,059,838)      208,893       310,846
              Prepaid Expenses and
                 Other Current Assets      (8,687)     (289,659)     (220,486)
              Accounts Payable         (1,427,256)      482,191        18,311
              Accrued Expenses         (2,128,095)    1,548,360       356,720
              Other                      (306,708)      522,069     1,605,242
-----------------------------------------------------------------------------
    Total Adjustments to Reconcile
       Net Earnings to Net Cash
       Provided by Operating
       Activities                       7,253,676     9,827,160     9,746,792
-----------------------------------------------------------------------------
    Net Cash Provided by
       Operating Activities            14,850,679    19,365,064    10,009,642
-----------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital Expenditures                  (10,262,640)  (10,051,114)   (7,336,401)
Acquisitions, Net of Cash Acquired    (11,411,312)  (32,724,040)  (16,555,267)
Sale of Discontinued Operations         2,358,601    10,403,974     1,102,600
-----------------------------------------------------------------------------
    Net Cash Used in Investing
       Activities                     (19,315,351)  (32,371,180)  (22,789,068)
-----------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Net Borrowings Under Revolving
    Credit Agreement                   10,400,000     8,800,000     7,100,000
Payments on Senior Notes               (2,000,000)   (2,000,000)           --
Issuance of Notes Payable                 303,400            --     8,220,000
Repayment of Notes Payable                 (2,387)   (8,220,000)     (901,437)
Other Debt                                (77,270)       15,061       145,840
Issuance of Common Stock                       --    16,000,000            --
Repurchase of Common Stock             (2,152,920)           --            --
Dividends Paid                         (1,890,893)   (1,714,824)   (1,537,935)
-----------------------------------------------------------------------------
    Net Cash Provided by
       Financing Activities             4,579,930    12,880,237    13,026,468
-----------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH           115,258      (125,879)      247,042
Cash at Beginning of Year                 157,391       283,270        36,228
-----------------------------------------------------------------------------
Cash at End of Year                  $    272,649  $    157,391  $    283,270
-----------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest Paid                        $  2,834,028  $  3,083,627  $  1,679,402
Income Taxes Paid                       4,737,131     5,470,439     3,875,117
-----------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




14                                                         Lindberg Corporation

Consolidated Statements of Stockholders' Equity


For the Years Ended December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------------------------------------------------------
                                                                                           Cumulative  Underfunded
                                                  Additional                                  Foreign      Pension
                                        Common       Paid-In      Retained      Treasury  Translation    Liability
                                         Stock       Capital      Earnings        Shares   Adjustment   Adjustment         Total
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996        $ 14,183,493  $  1,493,406  $ 22,652,574  $ (5,054,651) $        --  $  (227,920) $ 33,046,902
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive Income:
    Net Earnings                                                   262,850                                               262,850
    Pension Adjustment                                                                                      73,385        73,385
                                                                                                                    ------------
       Comprehensive Income                                                                                              336,235
Dividends Paid                                                  (1,537,935)                                           (1,537,935)
Exercise of Stock Options                             32,786                     213,430                                 246,216
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997          14,183,493     1,526,192    21,377,489    (4,841,221)          --     (154,535)   32,091,418
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive Income:
    Net Earnings                                                 9,537,904                                             9,537,904
    Foreign Translation Adjustment                                                            (93,781)                   (93,781)
    Pension Adjustment                                                                                     (22,079)      (22,079)
                                                                                                                    ------------
       Comprehensive Income                                                                                            9,422,044
Change in Common Stock Par Value   (14,126,759)   14,126,759                                                                  --
Issuance of Common Stock                10,000    15,634,257                                                          15,644,257
Dividends Paid                                                  (1,714,824)                                           (1,714,824)
Exercise of Stock Options                             38,815                     311,454                                 350,269
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998              66,734    31,326,023    29,200,569    (4,529,767)     (93,781)    (176,614)   55,793,164
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive Income:
    Net Earnings                                                 7,597,003                                             7,597,003
    Foreign Translation Adjustment                                                    67,926                                  67,926
    Pension Adjustment                                                                                      83,622        83,622
                                                                                                                    ------------
       Comprehensive Income                                                                                            7,748,551
Repurchase of Common Stock                                                    (2,152,920)                             (2,152,920)
Dividends Paid                                                  (1,890,893)                                           (1,890,893)
Exercise of Stock Options                                127                     242,523                                 242,650
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999        $     66,734  $ 31,326,150  $ 34,906,679  $ (6,440,164) $   (25,855) $   (92,992) $ 59,740,552
--------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



Lindberg Corporation                                                         15

Notes to Consolidated Financial Statements     For the Years Ended
                                               December 31, 1999, 1998 and 1997

NOTE 1. ACCOUNTING POLICIES
A.  NATURE OF OPERATIONS   The company provides commercial heat treating
throughout the U.S. and Mexico to metal-working industries.

B. PRINCIPLES OF CONSOLIDATION The Consolidated Financial Statements include the accounts of Lindberg Corporation and its subsidiaries. Significant intercompany balances and transactions have been eliminated.

    The company's 50% share in the Alumatherm Heat Treating Company ("Alumatherm") partnership was carried on the equity basis of accounting from the partnership formation on July 1, 1994, until the acquisition of the partner's interest in that entity on October 1, 1997 (see Note 2).

    The company's investment in Thixomat, Inc. ("Thixomat") is accounted for on the cost basis. Income from that investment is recognized when dividends are declared (see Note 9).

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

E.  GOODWILL AND AMORTIZATION   Goodwill, which represents the excess of the
purchase price paid over the fair market value of the net identifiable assets acquired, is amortized using the straight-line method over 30 years. The company reviews the valuation and amortization periods of goodwill whenever events or changes in circumstances warrant such a review. Accumulated goodwill amortization was $1.8 million and $731,000 at December 31, 1999 and 1998, respectively.

F.  USE OF ESTIMATES   The preparation of these financial statements, in
conformity with generally accepted accounting principles, required the use of certain estimates by management determining the company's assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

G.  FOREIGN EXCHANGE   Assets and liabilities of the company's Mexican
operation are translated using the exchange rate in effect at the balance sheet date and revenues and expenses are translated monthly at the average rate for the period. Exchange gains or losses on translation of the company's net equity investment in this subsidiary are deferred as a separate component of stockholders' equity. Foreign exchange gains and losses on transactions during the year are reflected in income.

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

I.  INTERNAL USE SOFTWARE   Effective January 1, 1999 the company adopted
SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1), which provides guidance for determining whether computer software is for internal use and how to account for the related costs. SOP 98-1 did not have a material effect on the Consolidated Financial Statements.

J.  SEGMENT REPORTING   Effective January 1, 1998, the company adopted
SFAS 131, "Disclosure about Segments of an Enterprise and Related Information" (SFAS 131). The company does not operate in more than one segment of business and no customer directly accounted for more than 10% of the company's sales. Assets and revenues related to the company's operation in Mexico accounted for less than 1% of the company's total.

K.  COMPREHENSIVE INCOME   Effective January 1, 1998, the company adopted
SFAS 130, "Reporting Comprehensive Income" (SFAS 130). In accordance with the provisions of SFAS 130, presentation of the company's comprehensive income is included within the company's Consolidated Statements of Stockholders' Equity.

L.  EARNINGS PER SHARE   Effective January 1, 1997, the company adopted
SFAS 128, "Earnings per Share" (SFAS 128). The provisions of SFAS 128 require computations of basic and diluted earnings per share. Diluted earnings per share reflects the potential dilution that could occur if outstanding stock options were converted into common stock. Basic earnings per share excludes dilution effects. Earnings per share for all years have been computed in accordance with SFAS 128.

M.  RECLASSIFICATIONS   Certain prior period amounts have been reclassified to
be consistent with the 1999 presentation.

NOTE 2. ACQUISITIONS
1999 On February 17, 1999, the company acquired all of the outstanding shares of Metal-Lab of Wisconsin, Inc. ("Metal-Lab"), located in Sturtevant, Wisconsin, for $11.1 million of cash and $300,000 of a note payable. Metal-Lab primarily serves the tool and die industry.

1998 On January 16, 1998, the company acquired all of the outstanding shares of both Industrial Steel Treating Co. and Fabriform Metal Brazing, Inc. (collectively "Industrial"), related heat treating companies in the Los Angeles area which primarily serve the aerospace industry, for $10.6 million. The purchase was effective as of January 1, 1998. On April 16, 1998, the company acquired all of the outstanding shares of Houston Heat Treating Company ("HHT") for $10.7 million. HHT primarily serves the oil-field machinery industry. On September 30, 1998, the company acquired all of the outstanding shares of Merrell Enterprises, Inc. (d/b/a Mann Aircraft Forming) of Gardena, California, a metal stretching and forming business, for $2.9 million. On November 12, 1998, the company acquired all of the outstanding shares of Quality Heat-Treat, Inc. ("Quality") and the assets of certain related companies of Quality for $8.5 million. Quality, located in Dallas, primarily serves the heavy truck/construction equipment and oil-field machinery industries.


16                                                         Lindberg Corporation

1997 On July 31, 1997, the company acquired all of the outstanding shares of Ticorm, Inc. for $1.9 million of cash and $1.9 million of notes payable. On October 1, 1997, the company acquired the remaining 50% share of Alumatherm from its partner for $6.5 million of cash and $6.3 million of notes payable. Both of these acquired businesses are heat treating companies which primarily serve the aerospace industry in the Los Angeles area.

    Prior to the purchase of Alumatherm, the company reported Alumatherm under the equity method of accounting as an unconsolidated partnership. Accordingly, the Consolidated Statement of Earnings for the year ended December 31, 1997 includes its equity in Alumatherm's earnings during the period in which it held its partnership interest.

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
(in thousands)

                                                HHT  Industrial   Alumatherm
----------------------------------------------------------------------------
Property and Equipment                    $   9,261    $  5,740     $  3,525
Accounts Receivable                             974       1,947        1,858
Other Assets                                     40         638          376
Goodwill                                      3,638       5,852        9,967
Accounts Payable                                (11)       (157)        (273)
Other Liabilities                            (3,202)     (3,406)        (850)
----------------------------------------------------------------------------
                                          $  10,700    $ 10,614     $ 14,603(1)

(1) Includes the purchase price and elimination of the related equity investment account.

    The following table presents pro forma information for the combined entities of Lindberg Corporation, HHT and Industrial for the twelve months ended December 31, 1999 and 1998 assuming the acquisitions had taken place at the beginning of the periods presented (in thousands, except per share data).


Unaudited                                                  1999         1998
----------------------------------------------------------------------------
Net Sales                                              $120,483     $127,051
Earnings from Continuing Operations                       7,597        9,793
Net Earnings                                              7,597        9,793

Per Diluted Share:
Earnings from Continuing Operations                        1.27         1.79
Net Earnings                                               1.27         1.79

    Pro forma adjustments to the Consolidated Statements of Earnings include additional depreciation and interest charges, goodwill amortization, the reduction of certain other expenses and income tax effects. The pro forma information is provided for illustrative purposes only and is not necessarily reflective of the future results of the company or results of operations that would have actually occurred had the transactions been in effect for the periods presented.

NOTE 3. DISCONTINUED OPERATIONS
On December 22, 1997, the Board of Directors approved a plan to sell the company's Precision Products business segment ("Precision Products"). Precision Products consisted of two aluminum die casting facilities (Impact Industries, Inc. and Arrow-Acme Company) and one aluminum semi-permanent mold foundry (Harris Metals). On April 22, 1998, the company sold certain assets of Impact Industries, Inc; on June 11, 1998, the company sold the assets of Harris Metals; and on January 18, 1999, it sold the assets of Arrow-Acme Company. The company received cash and a note in each transaction. Precision Products is reported as discontinued operations and the Consolidated Financial Statements have been reclassified to segregate the net assets and operating results of the business. The estimated loss recorded during 1997 for the sale of Precision Products was $6.7 million, which included a reduction in asset values of $5.8 million and a provision for anticipated closing costs and operating losses until disposal of $900,000. The loss was reported net of an income tax benefit of $800,000 for an after-tax loss of $5.9 million.

    The loss on the sale of Precision Products was based on estimates of the proceeds expected to be realized on the sale of the operations. The amounts the company ultimately realized did not differ significantly from the amounts assumed in arriving at the loss on disposal of the discontinued operations. Summary operating results of the discontinued operations for 1999, 1998 and 1997 are as follows: (in thousands)

                                               1999        1998         1997
----------------------------------------------------------------------------
Net Sales                                  $    268    $ 16,669     $ 34,567
Costs and Expenses                              189      17,016       35,835
----------------------------------------------------------------------------
Earnings (Loss) Before Taxes                     79        (347)      (1,268)
(Provision) Benefit for Income Taxes            (32)        141          514
----------------------------------------------------------------------------
Net Income (Loss)                          $     47    $   (206)    $   (754)

Lindberg Corporation                                                         17

Notes to Consolidated Financial Statements

NOTE 4. INCOME TAXES
The major components of the provision for income taxes for 1999, 1998 and 1997 are as follows: (in thousands)

                                               1999        1998         1997
----------------------------------------------------------------------------
Federal                                    $  3,644    $  4,816     $  3,448
State                                           638       1,235          800
Foreign                                          --          --          107
----------------------------------------------------------------------------
Currently Payable                             4,282       6,051        4,355

Federal                                         691         371          269
State                                           116          71           51
----------------------------------------------------------------------------
Deferred                                        807         442          320
----------------------------------------------------------------------------
                                           $  5,089    $  6,493     $  4,675

    The differences between the provision for income taxes at the statutory rate and that shown in the Consolidated Statements of Earnings are summarized as follows: (in thousands)

                                               1999        1998         1997
----------------------------------------------------------------------------
Consolidated Pretax Earnings
    at Statutory Rate                      $  4,340    $  5,542     $  3,973
State Income Taxes,
    Net of Federal Tax Benefit                  469         846          614
Other                                           280         105           88
----------------------------------------------------------------------------
                                           $  5,089    $  6,493     $  4,675

    Significant components of the company's deferred tax liabilities and assets at December 31, 1999 and 1998 are as follows: (in thousands)

                                                           1999         1998
----------------------------------------------------------------------------
Deferred Tax Liabilities:
Book/Tax Basis Differences                             $(12,887)    $ (7,451)
Other Liabilities                                        (2,652)        (809)
----------------------------------------------------------------------------
    Total Deferred Tax Liabilities                      (15,539)      (8,260)
----------------------------------------------------------------------------

Deferred Tax Assets:
Reserves Not Deducted for Tax                             1,500          869
Employee Benefit Provisions in
    Excess of Cash Payments                               1,887        1,308
Other Assets                                                138           14
----------------------------------------------------------------------------
    Total Deferred Tax Assets                             3,525        2,191
----------------------------------------------------------------------------
    Net Deferred Tax Liability                          (12,014)      (6,069)
----------------------------------------------------------------------------

Included in Consolidated Balance Sheets in:
Prepaid and Refundable Income Taxes                       2,045          987
Deferred Income Taxes                                   (14,059)      (7,056)
----------------------------------------------------------------------------
                                                       $(12,014)    $ (6,069)

NOTE 5. DEBT
Long-term debt consists of the following: (in thousands)

                                                           1999         1998
----------------------------------------------------------------------------
Revolving Credit                                       $ 37,000     $ 26,600
Senior Notes                                              6,000        8,000
Notes Payable                                               301           56
Capital Leases                                               84          105
----------------------------------------------------------------------------
                                                         43,385       34,761
Less-Current Maturities                                  (2,047)      (2,077)
----------------------------------------------------------------------------
                                                       $ 41,338     $ 32,684

    As of December 31, 1999, the company had in place an amended unsecured revolving credit agreement with two banks providing a line of credit of $70 million. The agreement requires no prepayments and comes due on December 31, 2001.

    The company may choose from two interest rate alternatives - (i) the bank's reference rate (prime rate) and (ii) a Eurodollar loan rate plus an applicable margin based on the company's ratio of funded debt to earnings before interest, taxes, depreciation and amortization. The effective interest rate for the agreement was 6.0% and 6.6% during 1999 and 1998, respectively; the year-end rates were 7.1% and 6.3% for 1999 and 1998, respectively.

    The company also has outstanding senior notes which bear interest at 7.16% annually and mature in November 2002.

    The revolving credit and senior note agreements contain various covenants which, among others, require the company to meet certain financial ratios and include restrictions on dividend payments and the incurrence of additional indebtedness. At December 31, 1999, the company had approximately $23.7 million available for dividend payments.

    The company also has a second bank agreement which provides for the issuance of letters of credit, up to a maximum of $5,000,000. At December 31, 1999, a letter of credit totaling $4,250,000 was issued in accordance with an insurance agreement.

    Annual maturities of long-term debt, excluding the revolving credit agreement, for the five years following December 31, 1999 are $2,047,000, $2,050,000, $2,054,000, $32,000 and $29,000, respectively.


18                                                         Lindberg Corporation

NOTE 6. LEASES
The company has a number of lease agreements related to the rental of production and administrative facilities and equipment. These are of varying terms and extend as far as the year 2010. The company capitalizes all leases which qualify as capital leases.

    The following is a schedule of estimated future minimum rental payments required under leases that have initial or remaining noncancelable terms in excess of one year as of December 31, 1999: (in thousands)

                                                      Operating      Capital
                                                         Leases       Leases
----------------------------------------------------------------------------
2000                                                   $  1,986     $     31
2001                                                      1,711           31
2002                                                      1,500           31
2003                                                      1,176            4
2004                                                      1,090           --
Thereafter                                                1,611           --
----------------------------------------------------------------------------
Total Minimum Payment Required                         $  9,074           97
Less Imputed Interest                                                    (13)
                                                                    --------
Present Value of Minimum Lease Payments                             $     84

    The total rent expense for 1999, 1998 and 1997 was $2,668,000, $2,466,000 and $1,765,000, respectively.

NOTE 7. EMPLOYEE BENEFITS
The company has various defined benefit pension plans covering certain of its employees.

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

    Net pension expense for 1999, 1998 and 1997 included the following components: (in thousands)

                                               1999        1998         1997
----------------------------------------------------------------------------
Service Cost                               $    761    $    675     $    727
Interest Cost                                 1,420       1,245        1,226
Expected Return on Plan Assets               (1,667)     (1,596)      (1,494)
Amortization of:
    Unrecognized Net
       (Gain) Loss                               45          (3)         (13)
    Unrecognized
       Prior Service Cost                        97          45           48
    Unrecognized Net (Asset)
       Obligation                              (134)       (147)        (103)
----------------------------------------------------------------------------
                                           $    522    $    219     $    391

    The following tables provide a reconciliation of the changes in the projected benefit obligation and fair value of plan assets during the twelve months ending December 31, 1999 and 1998 and a statement of the funded status as of December 31, 1999 and 1998: (in thousands)

                                                           1999         1998
----------------------------------------------------------------------------
Accumulated Benefit Obligation,
    December 31                                        $ 16,085     $ 15,137
----------------------------------------------------------------------------
Reconciliation of Projected
    Benefit Obligation:
Projected Benefit Obligation, January 1                $ 19,327     $ 17,756
Service Cost                                                761          675
Interest Cost                                             1,420        1,245
Plan Amendments                                           1,480           --
Actuarial (Gain) Loss                                      (388)         738
Benefits Paid                                            (1,170)      (1,087)
Divestiture                                                (528)          --
----------------------------------------------------------------------------
Projected Benefit Obligation, December 31              $ 20,902     $ 19,327

Reconciliation of Fair Value of Plan Assets:
Plan Assets at Fair Value, January 1                   $ 21,746    $  21,179
Actual Return on Plan Assets                              2,250        1,413
Company Contributions                                       218          241
Benefits Paid                                            (1,170)      (1,087)
Divestiture                                                (579)          --
----------------------------------------------------------------------------
Plan Assets at Fair Value, December 31                 $ 22,465     $ 21,746

Funded Status:
Funded Status of the Plan, December 31                 $  1,563     $  2,419
Unrecognized Net (Gain) Loss                             (4,108)      (3,078)
Unrecognized Prior Service Cost                           1,636          341
Unrecognized Net (Asset) Obligation                        (572)        (700)
----------------------------------------------------------------------------
Net Amount Recognized                                  $ (1,481)    $ (1,018)

    The following table provides the amounts recognized in the Consolidated Balance Sheets as of December 31, 1999 and 1998: (in thousands)


Accrued Benefit Liability                              $ (2,865)    $ (1,532)
Intangible Asset                                          1,229          220
Accumulated Comprehensive
    Income Adjustment                                       155          294
----------------------------------------------------------------------------
Net Amount Recognized                                  $ (1,481)    $ (1,018)

Weighted Average Assumptions:
Discount Rate Used in Determining
    the Projected Benefit Obligation                        7.5%         7.0%
Expected Long-Term Rate of
    Return on Plan Assets                                   9.0%         9.0%
Rate of Increase in Future
    Compensation Levels                                     5.0%         5.0%



Lindberg Corporation                                                         19

Notes to Consolidated Financial Statements

    The accumulated benefit obligation (ABO) and fair value of plan assets for pension plans with ABOs in excess of plan assets were $2.7 million and $451,000, respectively, as of December 31, 1999, and $1.6 million and $429,000, respectively, as of December 31, 1998.

    The company also maintains two defined contribution plans. The company matches 50% of contributions up to 4% of compensation for both plans. Additionally, the company also contributes one percent of each employee's compensation for all those who are not participants in a defined benefit plan, have six months of service, and who are still participants in a 401(k) savings plan at the end of the year. The company made distributions for contributions and related expenses of $770,000, $739,000 and $598,000 to these defined contribution plans in 1999, 1998 and 1997, respectively.

    The company provides no postretirement benefits other than the benefit plans listed above.

NOTE 8. STOCK OPTIONS
The company maintains a stock option plan for key employees covering a maximum of 675,000 shares. The plan provides for the issuance, from time to time, of options to purchase shares of the company's common stock at prices not less than 100% of the fair market value of the stock at the time an option is granted. Under the terms of this plan, options to purchase an aggregate of 562,000 shares have been granted. At December 31, 1999, 113,000 were available for future grant. The following table summarizes activity under this plan during 1999, 1998 and 1997.

                                                              Average Option
                                                    Shares   Price per Share
----------------------------------------------------------------------------
Outstanding, December 31, 1996                     318,225          $   6.70
Options Granted                                     73,900              9.00
Options Exercised                                  (56,125)             6.26
Options Cancelled                                  (26,300)             7.52
----------------------------------------------------------------------------
Outstanding, December 31, 1997                     309,700              7.26
Options Granted                                    182,300             12.81
Options Exercised                                  (42,355)             6.29
Options Cancelled                                   (6,575)             9.19
----------------------------------------------------------------------------
Outstanding, December 31, 1998                     443,070              9.61
Options Exercised                                  (33,325)             5.53
Options Cancelled                                   (6,150)            10.83
----------------------------------------------------------------------------
Outstanding, December 31, 1999                     403,595          $   9.93

    The company accounts for employee stock options under APB Opinion 25, as permitted under generally accepted accounting principles. Accordingly, no compensation cost has been recognized in the accompanying financial statements related to these options. Had compensation cost for these plans been determined consistent with SFAS 123, "Accounting for Stock Based Compensation," the company's net earnings and net earnings per share would have been the following:
(in thousands, except per share data)

                                      1999            1998              1997
----------------------------------------------------------------------------
Earnings from Continuing Operations:
As Reported                        $ 7,597         $ 9,538           $ 6,961
Pro forma                            7,340           9,309             6,863
Net Earnings:
As Reported                          7,597           9,538               263
Pro forma                            7,340           9,309               165
----------------------------------------------------------------------------

Diluted Earnings Per Share from Continuing Operations:
As Reported                        $  1.27         $  1.74           $  1.41
Pro forma                             1.23            1.70              1.39
Diluted Net Earnings Per Share:
As Reported                           1.27            1.74               .05
Pro forma                             1.23            1.70               .03

    The pro forma effects reflected above may not be indicative of pro forma results which may be expected in future years.

    There were no stock option grants to employees in 1999. The fair values of the option grants in 1998 and 1997 were estimated at the date of grant using the Black-Scholes option pricing model. The following table provides the weighted-average assumptions and the fair values of the grants.

                                                      1998              1997
----------------------------------------------------------------------------
Risk-Free Interest Rate                               4.9%              5.7%
Dividend Yield                                        3.5%              2.1%
Volatility                                           65.2%             40.1%
Fair Value of Options                        $5.83 - $6.01          $   3.29

    The options vest ratably over 4 years and are assumed to have an average life of 5 years.

    The company also administers a stock option plan for members of the Board of Directors who are not employees of the company covering a maximum of 150,000 shares. Under the terms of this plan, options to purchase an aggregate of 91,500 shares have been granted, of which 70,500 were outstanding at year-end. The average exercise price for the outstanding options is $8.99 per share. At December 31, 1999, 58,500 shares were available for future grant.




20                                                         Lindberg Corporation

NOTE 9. RELATED PARTY
The company holds a 17% equity interest in Thixomat, a company formed to promote and commercialize ThixomoldingTM technology. The Chairman of Thixomat serves on the Board of Directors of Lindberg. In addition, the President of Lindberg serves on Thixomat's Board of Directors. At December 31, 1999, the company held a $434,000 equity investment, accounted for at cost, in Thixomat.

NOTE 10. COMMITMENTS AND CONTINGENCIES
The company is a party to various lawsuits and claims arising in the ordinary course of business. Management, after review and consultation with legal counsel, considers that any liability resulting from these matters would not materially affect the financial condition or results of operations of the company.

    The company was the subject of an investigation by the government and a quitam (whistle-blower) lawsuit regarding alleged violations of the Federal False Claims Act and wrongful termination. The company learned of the lawsuit in May 1998. The activities that were the subject of the investigation and lawsuit related to only one plant and, in the fourth quarter 1998, the company established reserves for the potential settlement of this claim. In the first quarter of 1999, the company reached a settlement in principle with the government and the plaintiff on terms consistent with the reserves previously established. The company completed the settlement in the second quarter of 1999.

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

    The company has notified state authorities of a possible need for remediation at three sites it currently operates. At all such sites, costs which may be incurred are difficult to accurately predict until the level of contamination is determined, and would be subject to increase if more contamination is discovered during investigation or remediation or if state authorities require more remediation than anticipated. Such costs may be less if the contamination proves to be less than currently expected and to the extent costs are covered by insurance or are allocable to others.

    The company has also been notified by state and federal governmental authorities that it may be a "potentially responsible party" or otherwise have responsibility with respect to clean-up obligations at one waste disposal site which was never owned or operated by the company. The company is participating in a settlement with the relevant authorities and other parties believed by the company to be responsible for clean-up obligations and further believes its financial responsibility to be of a minor nature.

    At December 31, 1999, the company had reserves of approximately $1.7 million to cover future environmental related anticipated costs. Such reserves give no effect to possible recoveries from insurers or other potentially responsible parties nor do they reflect any discount for the several years over which investigation or remediation amounts may be paid out.

NOTE 11. CAPITAL STOCK CHANGE AND STOCKHOLDER RIGHTS PLAN
In 1998, the company's stockholders approved an amendment to the company's certificate of incorporation. This amendment changed the par value of the common stock from $2.50 to $0.01 per share and increased the number of authorized shares from 12 million to 25 million. The amendment also authorized a new class of preferred stock with par value of $0.01 per share and authorized one million such shares.

    The company has in place a Stockholder Rights Plan designed to deter unfair takeover tactics and to prevent an acquirer from gaining control of the company without offering a fair price to all stockholders. Under the plan, the company declared a dividend distribution of one common share purchase right on each outstanding share of common stock. The rights become exercisable after a person or group acquires beneficial ownership of 20% or more of the common stock of the company or publicly announces a tender offer or exchange offer for 20% or more of the common stock. Initially, each right will entitle its holder to buy one share of common stock of the company at an exercise price of $40 per share. If a person or group acquires beneficial ownership of 20% or more of the outstanding common stock of the company: 1) each right will entitle its holder to purchase shares of common stock of the company at one-half their market price, or, in certain circumstances, at their par value (currently $0.01 per share) and 2) if the company or its assets are acquired in certain merger or other transactions, holders of rights may acquire common stock of the acquiring company having a market value of twice the exercise price of the right. Rights held by the 20% holder will become void and will not be exercisable to purchase shares at the reduced purchase price. The rights, which do not have voting rights, will expire on November 21, 2006 and may be redeemed by the company's board of directors at a price of $0.01 per right prior to their expiration or the accumulation of 20% or more of the company's common stock.



Lindberg Corporation                                                         21

Notes to Consolidated Financial Statements


NOTE 12. QUARTERLY FINANCIAL DATA (UNAUDITED)
Summarized quarterly financial data for 1999 and 1998 are shown below:
(in thousands, except per share data)


1999                              March 31  June 30  September 30  December 31
------------------------------------------------------------------------------
Net Sales                          $32,141  $31,584       $29,010      $27,748
Gross Profit                         9,776    9,427         7,853        6,809
Net Earnings                         2,498    2,419         1,663        1,017
Basic Net Earnings Per Share           .42      .41           .28          .17
Diluted Net Earnings Per Share         .42      .40           .28          .17
------------------------------------------------------------------------------

1998                              March 31  June 30  September 30  December 31
------------------------------------------------------------------------------
Net Sales                          $30,872  $33,034       $31,365      $29,798
Gross Profit                         9,600   10,358         9,685        8,932
Net Earnings                         2,440    2,683         2,355        2,060
Basic Net Earnings Per Share           .50      .55           .43          .35
Diluted Net Earnings Per Share         .48      .52           .41          .34
------------------------------------------------------------------------------



------------------------------------------------------------------------------
Report of Independent Public Accountants



TO THE STOCKHOLDERS OF LINDBERG CORPORATION

We have audited the accompanying consolidated balance sheets of Lindberg Corporation (a Delaware Corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lindberg Corporation and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for the years ended December 31, 1999, 1998 and 1997, in conformity with generally accepted accounting principles in the United States.

ARTHUR ANDERSEN LLP

Chicago, Illinois
January 21, 2000


22                                                         Lindberg Corporation

Six-Year Financial Review




For the Years Ended December 31,                     1999        1998        1997           1996        1995        1994
------------------------------------------------------------------------------------------------------------------------
OPERATIONS (in thousands)
Net Sales                                      $  120,483  $  125,069  $   88,784     $   72,776  $   67,967  $   59,380
Gross Profit                                       33,865      38,575      25,092         20,257      19,265      15,028
Selling and Administrative Expenses               (19,068)    (20,478)    (13,211)       (11,507)    (11,530)    (10,217)
Equity in Earnings of Partnership                      --          --       1,436            893         301          54
------------------------------------------------------------------------------------------------------------------------
Operating Earnings                                 14,797      18,097      13,317          9,643       8,036       4,865
Interest Expense (Net)                             (2,229)     (2,510)     (1,681)        (1,512)     (1,638)       (789)
Other Income                                          118         444          --             --         615          --
------------------------------------------------------------------------------------------------------------------------
Earnings Before Income Taxes                       12,686      16,031      11,636          8,131       7,013       4,076
Provision for Income Taxes                         (5,089)     (6,493)     (4,675)        (3,293)     (2,840)     (1,633)
------------------------------------------------------------------------------------------------------------------------
Earnings From Continuing Operations                 7,597       9,538       6,961          4,838       4,173       2,443
Earnings (Loss) From Discontinued Operations           --          --      (6,698)(1)        178       1,462       1,931
------------------------------------------------------------------------------------------------------------------------
Net Earnings                                   $    7,597  $    9,538  $      263     $    5,016  $    5,635  $    4,374
------------------------------------------------------------------------------------------------------------------------
Diluted Earnings Per Share:
Continuing Operations                          $     1.27  $     1.74  $     1.41     $      .99  $      .88  $      .51
Discontinued Operations                                --          --       (1.36)           .04         .30         .41
------------------------------------------------------------------------------------------------------------------------
Net Earnings                                   $     1.27  $     1.74  $      .05     $     1.03  $     1.18  $      .92
------------------------------------------------------------------------------------------------------------------------


FINANCIAL POSITION (in thousands)
Working Capital                                $   10,913  $    8,622  $   16,147     $   30,100  $   29,237  $   23,726
Property and Equipment (Net)                       71,362      66,737      39,097         30,879      27,332      26,224
Total Assets                                      132,011     115,490      89,563         74,888      68,639      65,878
Long-Term Debt                                     41,338      32,684      25,863         20,700      18,900      16,500
Total Debt                                         43,385      34,761      36,166         21,601      18,900      17,900
Stockholders' Equity                               59,741      55,793      32,091         33,047      29,182      24,669
------------------------------------------------------------------------------------------------------------------------


OTHER FINANCIAL INFORMATION
Cash Dividends Declared and
    Paid (in thousands)                        $    1,891  $    1,715  $    1,538     $    1,379  $    1,181  $      989
Cash Dividends Per Share                              .32         .32         .32            .29         .25         .21
Return on Average Stockholders' Equity                13%         22%          1%            16%         21%         19%
Book Value Per Share of Stockholders' Equity   $    10.55  $     9.48  $     6.65     $     6.91  $     6.17  $     5.23
Debt/Capitalization Ratio                             42%         38%         53%            40%         39%         42%
Shares Outstanding at Year-End                  5,661,061   5,882,736   4,828,381      4,779,141   4,727,391   4,717,016
Capital Expenditures (in thousands)            $   10,263  $   10,051  $    7,336     $    5,365  $    4,029  $    4,396
Depreciation (in thousands)                         7,253       6,094       4,084          3,690       3,459       3,258
Goodwill Amortization (in thousands)                1,077         604         119              5          --          --
Number of Employees at Year-End                     1,045       1,220         975            667         642         633
------------------------------------------------------------------------------------------------------------------------
(1) 1997 includes a net charge of $5,944,000 related to the discontinuance of the company's Precision Products segment.

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

Lindberg Corporation                                                        23

Corporate Information

DIRECTORS

George H. Bodeen 2
Chairman of the Board

Dr. Raymond F. Decker 1, 2
Chairman, Thixomat, Inc.

Raymond A. Jean 1
Corporate Vice President
Amsted Industries

W. Robert Reum 1
Former Chairman, President
and Chief Executive Officer
The Interlake Corporation

J. Thomas Schanck 2
Former Vice Chairman
Illinois Tool Works Inc.

Leo G. Thompson
President and
Chief Executive Officer

Committees of the Board:
1 Audit
2 Executive Compensation

OFFICERS

George H. Bodeen
Chairman of the Board

Leo G. Thompson
President and
Chief Executive Officer

Stephen S. Penley
Executive Vice President,
Chief Financial Officer
and Secretary

Michael W. Nelson
Senior Group Vice President

Paul J. McCarren
Group Vice President

Terrence D. Brown
Vice President

Geoffrey S. Calhoun
Vice President

Jerome R. Sullivan
Vice President

Roger J. Fabian
Vice President

Brian J. McInerney
Treasurer and Assistant Secretary

U.S. LOCATIONS

Gardena, California
Huntington Park, California
Los Angeles, California
Paramount, California
Rancho Dominguez, California
Santa Fe Springs, California
Westminster, California
Berlin, Connecticut
Waterbury, Connecticut
Melrose Park, Illinois
Wichita, Kansas
Worcester, Massachusetts
Lansing, Michigan
Minneapolis, Minnesota
St. Louis, Missouri
Rochester, New York
Solon, Ohio
Tulsa, Oklahoma
Dallas, Texas
Houston, Texas
New Berlin, Wisconsin
Racine, Wisconsin
Sturtevant, Wisconsin

FOREIGN LOCATION
Monterrey, Mexico

SP 2000 OPERATIONS
Walnut, California
Waterbury, Connecticut
Downers Grove, Illinois
Bedford Heights, Ohio
Reading, Pennsylvania
Lexington, Tennessee
Clintonville, Wisconsin
New Berlin, Wisconsin


24                                                         Lindberg Corporation

Stockholder Information

STOCK TRANSFER AGENT AND REGISTRAR
Harris Trust & Savings Bank   Chicago, Illinois

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP   Chicago, Illinois

GENERAL COUNSEL
Bell, Boyd & Lloyd LLC   Chicago, Illinois

CORPORATE OFFICES
Lindberg Corporation
6133 North River Road, Suite 700
Rosemont, Illinois, 60018
847 823-2021

INTERNET ADDRESS
www.lindberght.com

ANNUAL MEETING
The annual stockholders' meeting will be held on Friday, April 28, 2000, at 9 a.m., in the auditorium at Riverway, 6133 North River Road, Rosemont, Illinois. A formal notice of the meeting will be mailed to stockholders on or about April 1, 2000.

FORM 10-K
A copy of the company's Annual Report to the Securities and Exchange Commission (Form 10-K), for the year ended December 31, 1999, is available to any stockholder upon written request to the Secretary of the Company, 6133 North River Road, Suite 700, Rosemont, Illinois, 60018.


STOCK MARKET INFORMATION
The company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol LIND. The tables below show the range of high and low sale prices of the common stock as reported by the Nasdaq National Market and dividend payments during the past two years.

                                                     Sale Price        Dividend
1999                                             High          Low    Per Share
-------------------------------------------------------------------------------
Quarter
1st                                           $13.250      $ 8.625         $.08
2nd                                            12.438        9.313          .08
3rd                                            13.375        8.406          .08
4th                                             9.750        7.625          .08
-------------------------------------------------------------------------------
                                                                           $.32

                                                     Sale Price        Dividend
1998                                             High          Low    Per Share
-------------------------------------------------------------------------------
Quarter
1st                                           $18.125      $12.750         $.08
2nd                                            25.000       16.750          .08
3rd                                            20.250       12.375          .08
4th                                            14.250        8.375          .08
-------------------------------------------------------------------------------
                                                                           $.32